As filed with the Securities and Exchange Commission on June 19, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Micrus Endovascular Corporation
(Exact Name of Registrant as specified in its charter)

Delaware	3841	23-2853441
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
821 Fox Lane
San Jose, CA 95131
(408) 433-1400
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John T. Kilcoyne
President and Chief Executive Officer
Micrus Endovascular Corporation
821 Fox Lane
San Jose, CA 95131
Telephone: (408) 433-1400
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

WITH COPIES TO:

Glen R. Van Ligten Louis D. Soto Orrick, Herrington & Sutcliffe LLP 1020 Marsh Road Menlo Park, California 94025 Telephone: (650) 614-7400	Mark J. Mihanovic Karen I. Calhoun McDermott Will & Emery LLP 3150 Porter Dr. Palo Alto, California 94304 Telephone: (650) 813-5000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after the effective date of this registration statement.
     If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐
CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	per Share(1)(2)	Price(1)(2)	Registration Fee(2)

Common Stock, par value $0.01 per share	3,451,274 shares	$13.97	$48,214,297.78(2)	$5,158.93

(1)	Includes amount of Overallotment Option.

(2)	This price is estimated in accordance with Rule 457(c), solely for the purpose of calculating the registration fee and is based on the average of the high and low prices of the common stock on June 15, 2006, as reported on the Nasdaq National Market.
     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 19, 2006
PRELIMINARY PROSPECTUS
3,001,108 Shares
Common Stock

      The selling stockholders named in this prospectus are offering 3,001,108 shares of common stock. We will not receive any proceeds from the sale of common stock by the selling stockholders. Our common stock trades on the Nasdaq National Market under the symbol “MEND.” The last reported sale price of our common stock on the Nasdaq National Market on June 15, 2006 was $13.72 per share.

      Investing in our common stock involves risks. See “Risk Factors” beginning on page 6 of this prospectus.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to the selling stockholders	$	$

      The underwriters may also purchase up to 450,166 shares from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The underwriters expect to deliver the shares on or about                     , 2006.

Joint Book-Running Managers

A.G. Edwards	CIBC World Markets
Needham & Company, LLC
The date of this prospectus is                  , 2006

Prospectus

      You should rely only on the information contained in or incorporated by reference in this prospectus. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with different information. We and the selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the respective dates as of which the information is given.

i

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus and in documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus, including the information described below under the heading “Risk Factors” and the consolidated financial statements and related notes thereto beginning on page F-1, before making an investment decision.
      In this prospectus we use the terms “Micrus,” “we,” “us,” “our,” and “our company” and similar phrases to refer to Micrus Endovascular Corporation, a Delaware corporation, and its consolidated subsidiaries, unless the context requires otherwise.
      We develop, manufacture and market both implantable and disposable medical devices used in the treatment of cerebral vascular diseases. Our products are used by interventional neuroradiologists and neurosurgeons primarily to treat cerebral aneurysms responsible for hemorrhagic stroke. We recently launched the first of our line of products designed to treat ischemic disease. Both hemorrhagic and ischemic stroke are significant causes of death and disability worldwide.
      The majority of our revenues to date have been generated through the sale of our proprietary, three-dimensional microcoils, which are used in the treatment of cerebral aneurysms. We continue to innovate our microcoil technologies and develop new products. Our Cerecyte® line of microcoils, introduced in fiscal 2005, incorporates bioactive filaments that we believe, based on initial data from single center studies presented at major scientific meetings, may promote faster aneurysm healing and may reduce the risk of recanalization or retreatment. Our Presidiotm line of microcoils, launched in fiscal 2006, both frames and fills the aneurysm. We also recently launched our access system, including our Couriertm microcatheters and Watusitm guidewires used to deliver microcoils to treat cerebral aneurysms.
      We are expanding our product line beyond microcoils and access systems, and in January 2006, we entered into a license agreement with Biotronik AG which provides us with exclusive access to certain stent technologies for neurovascular applications. In February 2006, Biotronik received CE Mark clearance for the Pharostm stent for both the treatment of cerebral aneurysms and the treatment of ischemic disease. In March 2006 we launched our Pharos stent in certain countries that recognize the CE Mark, providing us with our first commercial product for the treatment of ischemic disease. We plan to pursue regulatory clearance in the United States for our Pharos stent, which we believe represents a significant market opportunity for us.
      In addition to the expansion of our product line, we have pursued geographic expansion. We have substantially increased the size of our global sales and marketing organization in the past 12 months, and currently market our products through a direct sales force in the United States, Canada, England, Germany, Austria, France and Switzerland. We market through a network of distributors covering the major markets in the rest of Europe, Latin America, Asia and the Middle East, and entered an exclusive distribution agreement with Goodman, Co., Ltd. to enter the Japanese market where we gained clearance in March 2006. We are currently seeking regulatory clearance to enter the Chinese market, and are evaluating potential distribution partners to commercialize our products in China.

      As a result of both our product line and geographic expansion, our revenues have grown from $1.8 million in fiscal 2001 to $32.8 million in fiscal 2006. Our gross margins have increased each year, from 35% in fiscal 2001 to 70% in fiscal 2006. We plan to continue growing our revenues by developing and commercializing innovative, minimally invasive medical devices that provide a comprehensive solution to physicians for the treatment of cerebral vascular diseases. The key elements of our strategy include:

•	Expand market share of our microcoils through continued product innovation

•	Increase our per-procedure revenue opportunity through continued product line expansion

•	Leverage our sales and marketing expansion

•	Continue to penetrate Asian market

•	License or acquire complementary products and technologies

•	Penetrate the ischemic stroke market
      We were incorporated under the laws of the State of Delaware in 1996. Our principal executive offices are located at 821 Fox Lane, San Jose, California 95131. Our telephone number is (408) 433-1400. We have a subsidiary in Switzerland, Micrus Endovascular SA, and a subsidiary in the United Kingdom, Micrus Endovascular UK Ltd. You can access our website at www.micruscorp.com. Information on our website is not a part of this prospectus.
      We have registered trademarks for the marks Micrus, MicruSphere, HeliPaq, InterPaq UltiPaq, Cerecyte, Concourse and the M logo and have applied for registration for the marks Micrus Endovascular, Concourse, Pharos, Presidio, Watusi, and Courier. Other product names, service marks, trademarks and tradenames referred to in this prospectus are the property of their respective owners.

The Offering
      Except as described in the financial statements or as otherwise specified in this prospectus, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Common stock offered by the selling stockholders	3,001,108 shares

Common stock to be outstanding after the offering	14,190,287 shares

Common stock to be outstanding after the offering assuming the underwriters exercise the Overallotment Option in full	14,640,453 shares

Use of proceeds	We will not receive proceeds from the sale of shares from the selling stockholders. If the underwriters exercise the over-allotment option (as described below), we will use the net proceeds for working capital and general corporate purposes, geographic expansion and potential future acquisitions. See “Use of Proceeds.”

Nasdaq National Market symbol	MEND
      The number of shares of our common stock outstanding after the offering is based on 14,190,287 shares of our common stock outstanding as of March 31, 2006, and excludes:

•	1,481,988 shares available for issuance under our 2005 Equity Incentive Plan plus any additional shares authorized pursuant to automatic annual increases equal to the lesser of (i) 5% of our total number of outstanding shares; (ii) 666,666 shares; or (iii) a number of shares determined by our board of directors;

•	929,163 shares issuable upon exercise of outstanding options under our 2005 Equity Incentive Plan at a weighted average exercise price of $9.32 per share;

•	182,068 shares reserved for issuance under our 2005 Employee Stock Purchase Plan plus any additional shares authorized pursuant to automatic annual increases equal to the lesser of (i) 2% of our total number of outstanding shares; (ii) 222,222 shares; or (iii) a number of shares determined by our board of directors;

•	1,874,930 shares issuable upon exercise of outstanding options as of March 31, 2006 under our 1998 Stock Plan with a weighted average exercise price of $5.16 per share;

•	No shares available for issuance under our 1998 Stock Plan or our 1996 Stock Option Plan as of March 31, 2006; and

•	15,476 shares of common stock issuable upon exercise of warrants with an exercise price of $0.000225 per share.
      Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their option to purchase up to 450,166 shares of our common stock from us in this offering (the “Overallotment Option”).

SUMMARY CONSOLIDATED FINANCIAL DATA
(in thousands, except per share data)
      The following tables summarize our consolidated financial data for the periods presented. The summary consolidated financial data set forth below should be read together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 27 of this prospectus and our consolidated financial statements and the notes to those consolidated financial statements included in this prospectus.

	Year Ended March 31,

	2006	2005	2004

Consolidated Statement of Operations Data:
Revenues	$32,781	$24,012	$15,700
Cost of goods sold (1)	9,710	8,003	5,725

Gross profit	23,071	16,009	9,975

Operating expenses:
Research and development (1)	6,589	2,360	2,927
Sales and marketing (1)	15,171	8,781	6,012
General and administrative (1)	10,307	11,884	3,511

Total operating expenses	32,067	23,025	12,450

Loss from operations	(8,996)	(7,016)	(2,475)
Interest and investment income	1,295	177	153
Interest expense	(12)	(29)	(20)
Other income (expense), net	(632)	164	328

Loss before benefit from income taxes	(8,345)	(6,704)	(2,014)

Benefit from income taxes	(84)	—	—

Net loss	(8,261)	(6,704)	(2,014)
Accretion of redeemable convertible preferred stock to redemption value	(659)	(588)	(530)

Net loss attributable to common stockholders	$(8,920)	$(7,292)	$(2,544)

Net loss per share attributable to common stockholders, basic and diluted	$(0.79)	$(5.22)	$(2.02)
Shares used in computing net loss per share attributable to common stockholders, basic and diluted	11,240	1,397	1,257

(1)	Includes non-cash stock-based compensation of the following:

	Year Ended
	March 31,

	2006	2005	2004

Cost of goods sold	$26	$26	$11
Research and development	22	69	207
Sales and marketing	169	134	162
General and administrative	172	3,210	174

Total	$389	$3,439	$554

      The “As Adjusted” data set forth below gives effect to the receipt of the net proceeds from the sale by us of 450,166 shares of common stock to the underwriters if they exercise the Overallotment Option in full at an assumed public offering price of $13.72 per share, after deducting underwriting discounts with respect to the shares sold by us in the Overallotment Option and estimated offering expenses payable by us with respect to the shares sold by us and the selling stockholders.

	As of March 31,
	2006

		As
	Actual	Adjusted

Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$37,088	$42,194
Working capital	41,057	46,163
Total assets	62,114	67,220
Current liabilities	9,543	9,543
Total stockholders’ equity	51,316	56,422

RISK FACTORS
      Investing in our common stock involves a high degree of risk. Before purchasing our common stock, you should consider carefully the risks and uncertainties described below together with all other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and related notes. Our business, financial condition, results of operations and future growth prospects may be materially and adversely affected due to any of the following risks. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.
Certain Factors that May Affect Our Business and Future Results
      Some of the information included herein contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of, estimates made by and information currently available to our management and are subject to certain risks, uncertainties and assumptions. Any statements contained herein (including, without limitation, statements to the effect that the Company, we, or management “may,” “will,” “expects,” “anticipates,” “estimates,” “continues,” “plans,” “believes,” or “projects,” or statements concerning “potential” or “opportunity,” and any variations thereof, comparable terminology or the negative thereof) that are not statements of historical fact should be construed as forward-looking statements. Our actual results may vary materially from those expected in these forward-looking statements. The realization of such forward-looking statements may be impaired by risks including, but not limited to the following:
Our future success is dependent on the continued growth in embolic coiling procedures and our ability to convince a concentrated customer base of neurointerventionalists to use our products as an alternative to other available products.
      Our future success and revenue growth are significantly dependent upon an increase in the use of embolic coiling as a procedure to treat cerebral aneurysms. If the number of embolic coiling procedures does not increase or if a new procedure that does not employ our products becomes a more acceptable alternative among neurointerventionalists, our business would be seriously harmed.
      The number of interventional neuroradiologists and neurosurgeons trained to conduct embolic coiling procedures is relatively small, both in the United States and abroad. There are currently approximately 300 neurointerventionalists in the United States who perform embolic coiling procedures. We believe less than one-third of these physicians perform a substantial majority of the total number of embolic coiling procedures per year. In the three months ended March 31, 2006, a substantial portion of our product sales were to approximately 65 hospitals in the United States. The growth in the number of interventional neuroradiologists and neurosurgeons in the United States is constrained by the lengthy training programs required to educate these physicians. Accordingly, our revenue growth will be primarily dependent on our ability to increase sales of our products to our existing customers and to increase sales of products to trained neurointerventionalists that currently use products offered by our competitors. We believe that neurointerventionalists who do not currently use our products will not widely adopt our products unless they determine, based on experience, clinical data and published peer reviewed journal articles, that our products provide benefits or an attractive alternative to the clipping of aneurysms or the use of competitors’ products. We believe neurointerventionalists base their decision to use an alternative procedure or product on the following criteria, among others:

•	extent of clinical evidence supporting patient benefits;

•	their level of experience with the alternative product;

•	perceived liability risks generally associated with the use of new products and procedures;

•	availability of reimbursement within healthcare payment systems; and

•	costs associated with the purchase of new products and equipment.

      In addition, we believe that recommendations and support of our products by influential physicians are essential for market acceptance and adoption. If we do not receive continued support from such influential physicians, neurointerventionalists and hospitals may not use our products. In such circumstances, we may not achieve expected revenue levels and our business will suffer.
We are currently involved in a patent litigation action involving Boston Scientific Corporation and, if we do not prevail in this action, we could be liable for past damages and be prevented from making, using, selling, offering to sell, importing into the U.S. or exporting from the U.S., our microcoils, our primary product line.
      In September 2004, Boston Scientific Corporation and Target Therapeutics, Inc., a subsidiary of Boston Scientific Corporation, (collectively “Boston Scientific”), filed a patent infringement suit in the United States District Court for the Northern District of California, alleging that our microcoil devices infringe two patents held by Boston Scientific and that this infringement is willful. Sales of our microcoil devices currently represent virtually all of our revenues. Boston Scientific is a large, publicly-traded corporation with significantly greater financial resources than us. In November 2004, we answered Boston Scientific’s complaint and counterclaimed, alleging that Boston Scientific’s occlusive products, and their use, infringe three of our patents. Each party seeks an injunction preventing the making, using, selling, offering to sell, importing into the U.S. or exporting from the U.S., of the other’s detachable coil devices in the United States, damages for past infringement, which may be trebled, and payment of its legal fees and costs. In addition, each party seeks a declaration that the patents of the other are invalid and not infringed and has alleged that certain of the asserted patents of the other are unenforceable due to inequitable conduct.
      Boston Scientific is also a party in two other lawsuits against Cordis, a division of Johnson & Johnson (“Cordis”) and ev3/ Micro Therapeutics, Inc. in which the Boston Scientific patents, which are the basis of Boston Scientific’s suit against us, are also at issue. An outcome of either of these lawsuits adverse to Cordis or ev3/ Micro Therapeutics, Inc., and related to the same patent claims Boston Scientific asserts against us, could have an adverse impact on certain of our defenses in our litigation with Boston Scientific.
      In October 2004, Cordis requested ex parte reexamination of certain claims in those patents. In February 2005, the court granted a stay of the Boston Scientific lawsuit against Micrus until the earlier of 12 months or the outcome of the reexamination by the U.S. Patent and Trademark Office (“USPTO”) in the Cordis case. In February 2006, the USPTO issued a Notice of Intent to Issue Ex Parte Reexamination Certificate for one of the two patents, apparently confirming all of the claims of that patent. In February 2006, the USPTO also issued an Office Action in which it apparently confirmed the patentability of certain of the claims in the second patent, but rejected the remainder. Boston Scientific has stated to the USPTO and to the court that the rejected claims from the second patent can be reissued and certified as patentable upon reexamination if a correction is made to the priority chain for the second patent. In March 2006, the Court lifted the stay with respect to any claims that were confirmed as patentable in the reexamination proceedings and has permitted discovery in the case to commence with respect to those claims. The parties have since exchanged preliminary infringement contentions in which Boston Scientific asserted only claims from the first patent. Boston Scientific has stated that it would supplement its preliminary infringement contentions to include claims from the second Boston Scientific patent still under reexamination upon completion of the reexamination, and that these asserted claims would be from the set of claims which has not yet been deemed in condition to be confirmed by the USPTO. Based on our current understanding of the reexamination, we believe that the claims of the second Boston Scientific patent also will be confirmed. The confirmation of asserted claims in one, and potentially both, of Boston Scientific’s asserted patents may negatively impact our chances of mounting a successful invalidity defense against this patent.
      We are unable at this time to determine the likely outcome of the patent litigation. Patent lawsuits involve complex legal and factual issues which can take a number of years and a great deal of expense and management attention to resolve. We may also be subject to negative publicity due to the litigation. In the event it is determined that we infringe patent claims asserted by Boston Scientific and that those claims are not invalid and not unenforceable we may, among other things, be required to do one or more of the following:

•	pay damages, including up to treble damages and Boston Scientific’s attorney’s fees and costs, which may be substantial;

•	cease, because of an injunction, the making, using, selling, offering to sell, importing into the U.S. or exporting from the U.S. of our microcoil devices, which currently represent virtually all of our revenues, found to infringe the patent claims asserted by Boston Scientific.

•	expend significant resources to redesign our technology so that it does not infringe the patent claims asserted by Boston Scientific, which may not be possible;

•	discontinue manufacturing or other processes that incorporate technology that infringes the patent claims asserted by Boston Scientific;

•	become subject to a compulsory license order under which we would be required to pay Boston Scientific a royalty on future sales of our products; and/or

•	obtain a license from Boston Scientific to use the relevant patents, which may not be available to us on acceptable terms, or at all.
      If our microcoil devices were found to infringe, any development or acquisition of products or technologies that do not infringe the patent claims asserted by Boston Scientific could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results. If we were required to but could not obtain a license under the patent claims asserted by Boston Scientific, we would likely be prevented from commercializing or further commercializing the relevant products. We believe that it is unlikely that we would be able to obtain a license under the patent claims being asserted by Boston Scientific. If we need to redesign our products to avoid the patent claims being asserted by Boston Scientific, we may suffer significant regulatory delays associated with conducting additional studies or submitting technical, manufacturing or other information related to the redesigned product and, ultimately, in obtaining approval.
      As a result of Boston Scientific’s answer to our counterclaim that Boston Scientific infringes three of our patents, the validity of those patents is now at issue in the lawsuit. The court could find that those patents are invalid, which would prevent us from asserting those patents against third parties.
      An unfavorable outcome for us in this patent litigation would significantly harm our business and may cause us to materially change our business model.
We have a limited operating history, have incurred significant operating losses since inception, and expect to continue to incur losses, and we cannot assure you that we will achieve profitability.
      We were incorporated in the State of Delaware in 1996, and began commercial sales of our microcoil products in 2000. We have yet to demonstrate that we can generate sufficient sales of our products to become profitable. The extent of our future operating losses and the timing of profitability are highly uncertain, and we may never achieve profitability. We have incurred significant net losses since our inception, including losses of approximately $8.3 million in fiscal 2006, $6.7 million in fiscal 2005 and $2.0 million in fiscal 2004. At March 31, 2006, we had an accumulated deficit of $49.6 million. It is possible that we will never generate sufficient revenues from product sales to achieve profitability. Even if we do achieve significant revenues from our product sales, we expect that increased operating expenses will result in significant operating losses in the near term as we, among other things:

•	grow our internal and third-party sales and marketing forces to expand the sales of our products in the United States and internationally;

•	increase our research and development efforts to improve upon our existing products and develop new products;

•	perform clinical research and trials on our existing products and product candidates;

•	expand our regulatory resources in order to obtain governmental approvals for our existing product enhancements and new products;

•	acquire and/or license new technologies; and

•	expand manufacturing.
      As a result of these activities, we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.
Our quarterly operating and financial results and our gross margins are likely to fluctuate significantly in future periods.
      Our quarterly operating and financial results are difficult to predict and may fluctuate significantly from period to period. The level of our revenues, gross margins and results of operations at any given time will be based primarily on the following factors:

•	neurointerventionalist and patient acceptance of our products;

•	changes in the number of embolic coiling procedures performed to treat cerebral aneurysms;

•	the seasonality of our product sales;

•	the mix of our products sold;

•	stocking patterns for distributors;

•	the development of new procedures to treat cerebral aneurysms;

•	results of clinical research and trials on our existing products and products in development;

•	demand for, and pricing of, our products;

•	levels of third-party reimbursement for our products;

•	timing of new product offerings, acquisitions, licenses or other significant events involving us or our competitors;

•	increases in the costs of manufacturing and selling our products;

•	the amount and timing of our operating expenses;

•	litigation expenses;

•	fluctuations in foreign currency exchange rates;

•	regulatory approvals and legislative changes affecting the products we may offer or those of our competitors;

•	the effect of competing technological and market developments;

•	changes in our ability to obtain and maintain FDA approval or clearance for our products.

•	inventory adjustments we may have to make in any quarter;

•	interruption in the manufacturing or distribution of our products;

•	our ability to maintain and expand our sales force and operational personnel;

•	the ability of our suppliers to timely provide us with an adequate supply of materials and components; and

•	amount and timing of capital expenditures and other costs relating to any potential expansion of our operations.

      Many of the products we may seek to develop and introduce in the future will require FDA approval or clearance and meet similar regulatory requirements in other countries where we seek to market our products, without which we cannot begin to commercialize them. Forecasting the timing of sales of our products is difficult due to the delay inherent in seeking FDA and other clearance or approval, or the failure to obtain such clearance or approval. In addition, we will be increasing our operating expenses as we build our commercial capabilities. Accordingly, we may experience significant, unanticipated quarterly losses. Because of these factors, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors, which could cause our stock price to decline significantly.
We may not be able to develop new products or product enhancements that will be accepted by the market.
      Our success will depend in part on our ability to develop and introduce new products and enhancements to our existing products. We cannot assure you that we will be able to successfully develop or market new products or that any of our future products will be accepted by the neurointerventionalists who use our products or the payors who reimburse for many of the procedures performed with our products. The success of any new product offering or enhancement to an existing product will depend on several factors, including our ability to:

•	properly identify and anticipate interventionalist and patient needs;

•	develop new products or enhancements in a timely manner;

•	obtain the necessary regulatory approvals for new products or product enhancements;

•	provide adequate training to potential users of our products;

•	receive adequate reimbursement for our procedures; and

•	develop an effective marketing and distribution network.
      If we do not develop new products or product enhancements in time to meet market demand or if there is insufficient demand for our products or enhancements, we may not achieve expected revenue levels and our business will suffer.
Our international operations and our relationships with physicians and other consultants require us to comply with a number of U.S. and international regulations.
      We are required to comply with a number of international regulations related to sales of medical devices and contractual relationships with physicians in countries outside of the United States. In addition, we must comply with the Foreign Corrupt Practices Act (“FCPA”) which prohibits U.S. companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing him or her to help obtain or retain business, direct business to any person or corporate entity, or obtain any unfair advantage.
      In August 2004 while reviewing our sales and payment procedures, we identified certain payments we made to physicians outside the United States that may have violated the FCPA and the laws of certain foreign countries. Following an internal investigation, we voluntarily disclosed to the United States Department of Justice (DOJ) the factual information obtained in our internal investigation of potential violations of the FCPA.
      After reviewing the results of the internal investigation and the compliance procedures implemented by us, the DOJ entered into an agreement (the “DOJ Agreement”) with us in February 2005. Pursuant to that agreement, the DOJ will not prosecute us for the conduct disclosed to the DOJ, and we agreed to various conditions, including establishing policies and procedures to assure compliance with the FCPA and other relevant anti-bribery laws, retaining an independent law firm to act as a monitor for purposes of reporting to the DOJ for a period of three years as to our compliance with the DOJ Agreement and to monitor our implementation of and adherence to FCPA compliance policies and procedures, and fully cooperating with the

DOJ, the independent monitor, and the SEC. We must remain in complete compliance with these conditions for a period of two years, or face the filing of a criminal complaint against us. The terms of the DOJ Agreement will bind our successors, or any merger partners, as long as the DOJ Agreement is in effect.
      The payments we made to physicians in France, Germany, Spain and Turkey also may have likely violated the applicable laws in those foreign jurisdictions and may possibly have violated laws in Switzerland, where our Swiss subsidiary is located. We are not able to determine at this time what penalties or other sanctions, if any, authorities in France, Germany, Spain, Turkey or Switzerland may impose on us as a result of such violations.
      Though we have adopted a number of compliance procedures, including adoption of a Foreign Corrupt Practices Act Policy and related procedures, and appointed a Compliance Officer, we cannot assure you that we will be able to comply with the various regulations in foreign jurisdictions, which vary from country to country. Implementing and monitoring such compliance procedures in a number of foreign jurisdictions can be very expensive and time-consuming. Any failure by us to adopt appropriate compliance procedures and ensure that our employees and agents comply with applicable laws and regulations in foreign jurisdictions could result in substantial penalties and/or restrictions in our ability to sell products in certain foreign jurisdictions.
We are in a highly competitive market segment, face competition from large, well-established medical device manufacturers with significant resources, and may not be able to increase penetration in our markets or otherwise compete effectively.
      The market for medical devices for treatment of cerebral vascular diseases is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. We compete primarily with the Target Therapeutics division of Boston Scientific Corporation, the market leader, as well as the Cordis division of Johnson & Johnson, ev3/ Micro Therapeutics and Terumo/ MicroVention. At any time, other companies may develop alternative treatments, products or procedures for the treatment of cerebral aneurysms that compete directly or indirectly with our products. If alternative treatments prove to be superior to our microcoil or other products, continued use or adoption of our products could be negatively affected and our future revenues could suffer.
      In addition, most of our current and potential competitors are either large publicly traded or divisions or subsidiaries of large publicly traded companies, and enjoy several competitive advantages over us, including:

•	greater financial and personnel resources;

•	significantly greater name recognition;

•	established relationships with neurointerventionalists;

•	established distribution networks;

•	greater experience in obtaining and maintaining FDA, and other regulatory approvals for products and product enhancements, and greater experience in developing compliance programs for compliance with numerous federal, state, local and similar laws in non-U.S. jurisdictions;

•	greater resources for product research and development;

•	greater experience in, and resources for, launching, marketing, distributing and selling products; and

•	broader product lines.
      Except for our distribution agreement with Goodman, none of our customers has long-term purchase agreements with us and may at any time switch to the use of our competitors’ products.
      For these reasons, we may not be able to compete successfully against our current or potential future competitors and sales of our products and our revenues may decline.

Our sales in international markets subject us to foreign currency exchange and other risks and costs that could harm our business.
      A substantial portion of our revenues are derived from outside the U.S. For the fiscal years ended March 31, 2004, 2005 and 2006, revenues from customers outside the U.S. represented approximately 50%, 48% and 53% respectively, of our revenues. We anticipate that revenues from international customers will continue to represent a substantial portion of our revenues as we expand in new international markets including China and Japan. Because we generate revenues in foreign currencies, we are subject to the effects of exchange rate fluctuations. For the fiscal year ended March 31, 2006, approximately 42% of our revenues were denominated in currencies other than the U.S. dollar. The functional currency of our Swiss subsidiary is the Swiss franc. In Europe, our revenues are denominated in Swiss francs, euros, pounds sterling and U.S. dollars. Accordingly, we are exposed to market risk related to changes between the Swiss franc and these other currencies in which we conduct business. If the Swiss franc appreciates against the currencies in which our receivables are denominated, we will recognize foreign currency losses. For the preparation of our consolidated financial statements, the financial results of our Swiss and UK subsidiaries are translated into U.S. dollars based on average exchange rates during the applicable period. If the U.S. dollar appreciates against the Swiss franc and pounds sterling, the revenues we recognize from sales by our European subsidiaries will be adversely impacted. Historically, we have also been exposed to risks from fluctuations in currency exchange rates due to intercompany loans made to Micrus SA, our Swiss subsidiary, in 2001 in connection with its incorporation. These loans are denominated in Swiss francs and will fluctuate in value against the U.S. dollar, causing us to recognize foreign exchange gains and losses. Foreign exchange gains or losses as a result of exchange rate fluctuations in any given period could harm our operating results and negatively impact our revenues. Additionally, if the effective price of our products were to increase as a result of fluctuations in foreign currency exchange rates, demand for our products could decline and adversely affect our results of operations and financial condition.
      We are subject to various additional risks as a consequence of doing business internationally, and, in particular in Argentina, Brazil, Chile, Columbia, Costa Rica, Mexico, Peru, Venezuela, Greece and Turkey, each of which could harm our business, including the following:

•	local economic and political instability or other potentially adverse conditions;

•	lack of experience in certain geographical markets;

•	unexpected delays or changes in regulatory requirements;

•	increased difficulty in collecting accounts receivables in certain foreign countries;

•	delays and expenses associated with tariffs and other trade barriers;

•	difficulties and costs associated with attracting and maintaining third party distributors;

•	compliance with foreign laws and regulations; and

•	adverse tax consequences or overlapping tax structures.
If we fail to increase our direct sales force in a timely manner, our business could suffer.
      We have a limited domestic and international direct sales force. We also have a distribution network for sales in the major markets in Europe, Latin America, Asia and the Middle East. As we launch new products and increase our marketing efforts with respect to existing products, we will need to significantly expand the number of our direct sales personnel on a worldwide basis. The establishment and development of a more extensive sales force will be expensive and time consuming. There is significant competition for sales personnel experienced in interventional medical device sales. If we are unable to attract, motivate and retain qualified sales personnel and thereby increase our sales force, we may not be able to increase our revenues.

If we fail to properly manage our anticipated growth, our business could suffer.
      We have experienced, and may continue to experience, periods of rapid growth and expansion, which have placed, and will likely continue to place, a significant strain on our limited personnel and other resources. In particular, the expansion of our fabrication facility and the continuing expansion of our direct sales force will require significant management, technical and administrative resources. Any failure by us to manage our growth effectively, could have an adverse effect on our ability to achieve our development and commercialization goals.
      To achieve our revenue goals, we must successfully increase production in our fabrication facility as required by customer demand. We may in the future experience difficulties in increasing production, including problems with production yields and quality control and assurance and in satisfying and maintaining compliance with regulatory requirements. These problems could result in delays in product availability and increases in expenses. Any such delay or increased expense could adversely affect our ability to generate revenues.
      Future growth will also impose significant added responsibilities on management, including the need to identify, recruit, train and integrate additional employees. In addition, rapid and significant growth will place a strain on our administrative and operational infrastructure. In order to manage our operations and growth we will need to continue to improve our operational, financial and management controls, reporting systems and procedures. If we are unable to manage our growth effectively, it may be difficult for us to execute our business strategy and our operating results and business could suffer.
We can provide no assurance regarding our, or our independent registered public accounting firm’s, conclusions at March 31, 2007 with respect to the effectiveness of our internal controls over financial reporting.
      Section 404 of the Sarbanes-Oxley Act of 2002 (the “Act”) will require us to include an internal controls report from management in our Annual Report on Form 10-K for the fiscal year ended March 31, 2007 and in subsequent Annual Reports. The internal control report must include a statement:

•	about management’s responsibility for establishing and maintaining adequate internal controls over financial reporting;

•	identifying the framework used by management to conduct the required evaluation of the effectiveness of our internal control over financial reporting;

•	concerning management’s assessment of the effectiveness of our internal control over financial reporting as of March 31, 2007, including a statement as to whether or not internal control over financial reporting is effective; and

•	that our independent registered public accounting firm has issued an attestation report on management’s assessment and the effectiveness of internal control over financial reporting.
      We have and will be required to continue to expend significant resources in developing the necessary documentation and testing procedures required by Section 404. We have not completed our assessment as required by Section 404, and our independent registered public accounting firm has not been engaged to express and has not expressed, an opinion on our internal controls over financial reporting. However, in connection with its audit of our 2006 fiscal year, our independent registered public accounting firm identified significant deficiencies in our internal controls. A significant deficiency is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a misstatement of the Company’s financial statements that is more than inconsequential will not be prevented or detected. We are in the process of hiring additional accounting personnel, and management believes that the identified significant deficiencies will be remedied by the hiring of such personnel.
      Through fiscal 2007 we anticipate significant growth in our business, including international expansion. As a result, given the risks inherent in the design and operation of internal controls over financial reporting, we can provide no assurance as to our, or our independent registered public accounting firm’s, conclusions at

March 31, 2007 with respect to the effectiveness of our internal controls over financial reporting. If our internal controls are not designed or operating effectively, we would be required to disclose at such time that our internal control over financial reporting is not effective. In addition, our independent registered public accounting firm may either disclaim an opinion as it relates to management’s assessment of the effectiveness of our internal controls or may issue an adverse opinion on the effectiveness of our internal controls over financial reporting. Investors may lose confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and which could affect our ability to run our business as we otherwise would like to.
Our future capital needs are uncertain and we may need to raise additional funds in the future, and such funds may not be available on acceptable terms or at all.
      We believe that our current cash position, together with the cash to be generated from expected product sales will be sufficient to meet our projected operating requirements for at least the next 12 months. However, after such period we may be required to seek additional funds from public and private stock offerings, borrowings under lease lines or other sources. Our capital requirements will depend on many factors, including:

•	the revenues generated by sales of our products;

•	the costs associated with expanding our sales and marketing efforts;

•	the expenses we incur in manufacturing and selling our products;

•	the costs of developing and or acquiring new products or technologies;

•	the cost of obtaining and maintaining U.S Food and Drug Administration (“FDA”) approval or clearance of our products and products in development;

•	costs associated with our litigation with Boston Scientific;

•	the expenses we incur related to compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”) and laws and regulations in non-U.S. jurisdictions;

•	costs associated with compliance with the Sarbanes-Oxley Act of 2002 and rules and regulations affecting public companies recently promulgated by the Securities and Exchange Commission and the Nasdaq National Market;

•	the costs associated with our facilities expansion, if any; and

•	the costs associated with increased capital expenditures.
      As a result of these factors, we may need to raise additional funds, and such funds may not be available on favorable terms, or at all. Furthermore, if we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to our potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements. In these events, our ability to achieve our development and commercialization goals would be adversely affected.
If we choose to acquire new and complementary businesses, products or technologies instead of developing them ourselves, we may be unable to complete these acquisitions or to successfully integrate them in a cost effective and non-disruptive manner.
      Our success depends on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures and technologies. We may in the future pursue the acquisition of additional complementary businesses, products or technologies instead of developing them ourselves. We do not know if we will be able to successfully complete any such acquisitions, or whether we will be able to successfully integrate any acquired business, product or technology or retain any key employees. Integrating any business, product or technology we acquire could be expensive and time consuming, disrupt our ongoing business and distract our management. If we are unable to integrate any acquired businesses, products or technologies effectively, our business will suffer. In addition, any amortization or charges resulting from the costs of acquisitions could harm our business and operating results.
We are dependent on single source suppliers for components and materials used in our devices, and the loss of any of these suppliers, or their inability to supply us with an adequate supply of materials, could harm our business.
      We rely on third-party suppliers for components and materials used in our products and rely on single sources for many of the microcoil and delivery system components, including tubing, connectors and sterilization services. Our dependence on third-party suppliers involves several risks, including limited control over pricing, availability, quality, delivery schedules and supplier compliance with regulatory requirements. Any delays in delivery of such components or provision of such services or shortages of such components could cause delays in the shipment of our products, which could significantly harm our business. We generally acquire our single source components pursuant to purchase orders placed in the ordinary course of business, and we have no guaranteed supply arrangements with any of our single source suppliers. Because of our reliance on these vendors, we may also be subject to increases in component costs. These increases could significantly harm our business. For us to be successful, our third-party suppliers must also be able to provide us with the materials and components of our products in substantial quantities, in compliance with regulatory requirements, in accordance with agreed upon specifications, at acceptable cost and on a timely basis. Our anticipated growth may strain the ability of suppliers to deliver an increasingly large supply of materials and components. If we are unable to obtain sufficient quantities of high quality components and materials to meet customer demand on a timely basis, we could lose customers, our reputation may be harmed and our business could suffer. If any one or more of our third-party suppliers cease to provide us with sufficient quantities of our materials or components in a timely manner or on terms acceptable to us, we would have to seek alternative sources of supply. We could incur delays while we locate and engage alternative qualified suppliers and we might be unable to engage alternative suppliers on favorable terms. Any such disruption or increased expenses could harm our commercialization efforts and adversely affect our ability to generate revenues.
      We rely on independent contract manufacturers for the manufacture and assembly of certain of our products and components. Reliance on independent contract manufacturers involves several risks, including the potential inadequacy of capacity, the unavailability of or interruptions in access to certain process technologies and reduced control over product quality, compliance with regulatory requirements, delivery schedules, manufacturing yields and costs. Such manufacturers have possession of and at times title to molds for certain manufactured components of our products. Shortages of raw materials, production capacity constraints or delays by our contract manufacturers could negatively affect our ability to meet our production obligations and result in increased prices for affected parts. Any such reduction, constraint or delay may result in delays in shipments of our products or increases in the prices of components, either of which could have a material adverse effect on our business, operating results and financial condition. We have no supply agreements with our current contract manufacturers and utilize purchase orders which are subject to supplier acceptance. The unanticipated loss of any of our contract manufacturers could cause delays in our ability to deliver product while we identify and qualify a replacement manufacturer. If our current or future independent contract manufacturers are unable to meet our requirements for manufactured components, our business could suffer.

Our operations are currently conducted at a single location that may be at risk from earthquakes or other natural disasters.
      We currently conduct all of our manufacturing, development and management activities at a single location in Silicon Valley, California, near known earthquake fault zones. We have taken precautions to safeguard our facilities, including insurance, health and safety protocols, and off-site storage of computer data. However, any future natural disaster, such as an earthquake, could cause substantial delays in our operations, damage or destroy our equipment or inventory, and cause us to incur additional expenses. A disaster could seriously harm our business and results of operations.
If we are unable to effectively manage our inventory held on consignment by our intended customers, we will not achieve our expected results.
      A significant portion of our inventory is held on consignment by hospitals that purchase the inventory as they use it. In these consignment locations, we do not have physical possession of the consigned inventory. We therefore have to rely on information from our customers as well as periodic inspections by our sales personnel to determine when our products have been used. We have in the past experienced problems managing appropriate consigned inventory levels and as a result we recorded an impairment of inventory for anticipated obsolescence in fiscal 2004 and an impairment of excess inventory in both fiscal 2004 and 2005. If we are not able to effectively manage appropriate consigned inventory levels, we may suffer inventory losses that will reduce our gross profit levels. There can be no assurance that any efforts to strengthen our monitoring and management of consigned inventory will be adequate to meaningfully reduce the risk of inventory loss.
We are dependent on our senior management team, key clinical advisors and scientific personnel, and the loss of any of them could harm our business.
      Our continued success depends in part upon the continued availability and contributions of our senior management team and the continued participation of our key clinical advisors. We have entered into letter agreements with certain members of our senior management team, but none of these agreements guaranty the services of the individual for a specified period of time. We also rely on the skills and talents of our scientific personnel because of the complexity of our products. The loss of members of our senior management, key clinical advisors or scientific personnel, or our inability to attract or retain other qualified personnel or advisors could have a material adverse effect on our results of operations and financial condition.
The medical device industry is characterized by patent litigation, which could be costly, result in the diversion of management’s time and efforts and require us to pay damages.
      The medical device industry is characterized by extensive litigation and administrative proceedings over patent and other intellectual property rights. Accordingly, we may in the future be subject to further litigation and administrative proceedings over such rights with other companies in our industry. As we have discussed above with respect to our current litigation with Boston Scientific, whether a product or method infringes a patent involves complex legal and factual issues rendering the outcome of any patent dispute largely unpredictable. In the future, other competitors may assert that at least one of our products, its components, or the methods we employ in the use or manufacture of our products are covered by and infringe the competitors’ U.S. or foreign patents held by them. In addition, should our patents or applications have claims that encompass the same scope as claims pending or issued to a third party competitor, that third party may claim that its claims have priority over ours because they invented the claimed subject matter first. Because patent applications generally take many years to issue, there may be third party applications presently pending of which we are unaware, that may in the future result in issued patents that at least one of our products, its components, or the methods we employ in the use or manufacture of our product(s) may infringe. There could also be issued patents that one or more components of our products may inadvertently be infringing, of which we are unaware. As the number of participants in the market for cerebral vascular treatments and the number of issued patents in this technology area grows, the possibility of being charged with patent infringement increases.
      As we have discussed above with respect to our litigation with Boston Scientific, any infringement claims against us may cause us to incur substantial costs, could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If the relevant patent claims are upheld as valid and enforceable and we are found to infringe, we could be required to pay substantial damages and/or royalties and could be prevented from selling our products unless we could obtain a license or were able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may be unable to commercialize one or more of our products or practice the methods we employ in the use or manufacture of our products.
Our ability to protect our intellectual property and proprietary technology through patents and other means is uncertain.
      Our success depends significantly on our ability to procure proprietary rights to the technologies used in our products. We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws, and nondisclosure, confidentiality and other contractual restrictions to protect our proprietary technology. However, these legal means afford only limited protection and may not be sufficient to adequately protect our intellectual property or permit us to gain or keep any competitive advantage. For example, any of our pending U.S. or foreign patent applications may ultimately not issue as a patent or, alternatively, may issue with claims that are of little or no value to us. In addition, once issued, a valuable patent may be challenged successfully by third parties and invalidated, such as is being attempted by Boston Scientific in our presently ongoing litigation. In addition, our patent protection for material aspects of our products and methods is presently being pursued with applications that have been filed but not issued, such that these material aspects are not presently protected by patents. Competitors may further be able to get around having to license our technology in order to avoid infringement by designing around our issued and published patent claims, thereby staying clear of our proprietary rights. Similarly, competitors may develop products and methods that are equivalent or superior to ours. Our confidentiality agreements and intellectual property assignment agreements with our employees, consultants and advisors may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements. Furthermore, the laws of some foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States. Both the process of procuring patent rights and the process of managing patent disputes can be time consuming and expensive.
      In the event a competitor infringes upon our patent or other intellectual property rights, enforcing those rights may be difficult and time consuming. Even if successful, litigation to enforce our intellectual property rights or to defend our patents against challenge could be prolonged, costly and could divert our management’s attention. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents against a challenge.
If we fail to obtain, or experience significant delays in obtaining, FDA clearances or approvals for our future products or product enhancements, or to comply with similar regulatory requirements in other countries where we market our products, our ability to commercially distribute and market our products could suffer.
      Our medical devices are subject to rigorous regulation by the FDA and numerous other federal, state and foreign governmental authorities. Our failure to comply with such regulations could lead to the imposition of injunctions, suspensions or loss of regulatory clearances or approvals, product recalls, termination of distribution or product seizures or the need to invest substantial resources to comply with various existing or new requirements. In the more egregious cases, criminal sanctions, civil penalties, disgorgement of profits or closure of our manufacturing facilities are possible. The process of obtaining regulatory clearances or approvals to market a medical device, particularly from the FDA, can be costly and time consuming, and there can be no assurance that such clearances or approvals will be granted on a timely basis, if at all. In particular, the FDA permits commercial distribution of most new medical devices only after the device has received 510(k) clearance or is the subject of an approved pre-market approval application, or PMA. The FDA will clear marketing of a medical device through the 510(k) process if it is demonstrated that the new product has the same intended use, is substantially equivalent to another legally marketed device, including a 510(k)-cleared product, and otherwise meets the FDA’s requirements. The PMA approval process is more costly, lengthy and uncertain than the 510(k) clearance process and requires the development and submission of clinical studies supporting the safety and effectiveness of the device. Product modifications may also require the submission of a new 510(k) clearance, or the approval of a PMA before the modified product can be marketed. Changes in labeling and manufacturing site for a PMA approved device may require the submission and approval of a PMA supplement. Any products we develop that require regulatory clearance or approval may be delayed, if approved at all. In addition, we believe that some of our new products will require an approved PMA before we can commercially distribute the device and we cannot assure you that any new products or any product enhancements we develop will be subject to the shorter 510(k) clearance process instead of the more lengthy PMA requirements. Additionally, certain of our products under development may involve both device and drug or biologic regulation and we will need to comply with drug and biologic regulations in addition to medical device requirements. Accordingly, we anticipate that the regulatory review and approval process for some of our future products or product enhancements may take significantly longer than anticipated or that we have experienced in the past. We will also be required to pay a medical device user fee and may also be required to pay a drug or biologic user fee. There is no assurance that the FDA will not require that a certain new product or product enhancement go through the lengthy and expensive PMA approval process. We have no experience in obtaining PMA approval. We also have no experience in obtaining drug or biologic approval, and will need to rely on third party assistance in navigating the regulatory approval pathway for future combination products.
      Further, pursuant to FDA regulations, we can only market our products for cleared or approved uses. Certain of our products may be used by physicians for indications other than those cleared or approved by the FDA, but we cannot promote the products for such off-label uses.
Modifications to our marketed products may require new 510(k) clearances or pre-market approvals, or may require us to cease marketing or recall the modified products until clearances are obtained.
      Any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a change in its intended use, requires a new 510(k) clearance or, possibly, PMA approval. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review a manufacturer’s decision. The FDA may not agree with any of our past or future decisions regarding whether new clearances or approvals are necessary. If the FDA requires us to seek 510(k) clearance or PMA approval for any modification to a previously cleared product, we may be required to cease marketing and/or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. Further, our products could be subject to recall if the FDA determines, for any reason, that our products are not safe, including but not limited to new safety data from use of the product, or manufacturing defects. Any recall or FDA requirement that we seek additional approvals or clearances could result in delays, fines, costs associated with modification of a product, loss of revenue and potential operating restrictions imposed by the FDA
If we or our suppliers fail to comply with the FDA’s quality system regulations, the manufacture of our products could be delayed.
      We and our suppliers are required to comply with the FDA’s quality system regulations, which cover the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products. The FDA enforces these quality system regulations through unannounced inspections. If we or one of our suppliers fail a quality system regulations inspection or if any corrective action plan is not sufficient, or is very expensive or time consuming to implement, the manufacture of our products could be delayed until satisfactory corrections are made, or in the event we are unable to correct the problems we may not be able to continue manufacturing and distributing the particular device or devices. Such a delay potentially could disrupt our business, harm our reputation and adversely affect our sales and revenues.
If interventionalists are unable to obtain sufficient reimbursement for procedures performed with our products, it is unlikely that our products will be widely used.
      Successful sales of our products will depend on the availability of adequate reimbursement from third-party payors. Healthcare providers that purchase medical devices for treatment of their patients, generally rely on third-party payors to cover the use of the product for the particular procedure and reimburse all or part of the costs and fees associated with the procedures performed with these devices. Currently, the costs of our products distributed domestically are being reimbursed by third party payors. There is no guarantee that coverage and adequate reimbursement will be available in the future for our existing and/or new products. Both public and private insurance reimbursement plans are central to new product acceptance. Neurointerventionalists are unlikely to use our products if they do not receive reimbursement adequate to cover the cost of our products and related procedures.
      In international markets, market acceptance may depend, in part, upon the availability of reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government sponsored healthcare and private insurance. Currently, the costs of our products distributed internationally, other than in some Latin American countries, are being reimbursed by public and private healthcare insurers. We may not obtain international reimbursement approvals in a timely manner, if at all, our failure to receive international reimbursement approvals would negatively impact market acceptance of our products in the international markets in which those approvals are sought.
      In addition, in certain countries, such as France, Germany and Japan, we are required to obtain regulatory clearance for our products to be eligible for reimbursements by third party payors, even though reimbursement for embolic coiling procedures is already in place.
      Future reimbursement may be subject to increased restrictions both in the United States and in international markets. Third-party reimbursement and coverage may not be available or adequate in either the United States or international markets. Future legislation, regulation or reimbursement policies of third-party payors may adversely affect the demand for our existing products or our products currently under development and limit our ability to sell our products on a profitable basis.
Recent changes in accounting rules and regulations, such as expensing of stock options, will result in unfavorable accounting charges and could require us to change our compensation policies.
      In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, Share-Based Payment, which replaced SFAS No. 123 and superseded APB 25. Under SFAS No. 123R, companies will no longer be able to account for share-based compensation transactions using the intrinsic method in accordance with APB 25 but will be required to account for such transactions using a fair-value method and recognize the expense in the consolidated statement of earnings. We will need to comply with SFAS No. 123R as of the first quarter of fiscal 2007. As permitted by SFAS No. 123, we currently account for share-based payments to employees using the intrinsic value method of APB No. 25 and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of the fair value method of SFAS No. 123R will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. While SFAS No. 123R permits entities to continue the use of the Black-Scholes option-pricing model, SFAS No. 123R also permits the use of a “binomial model.” Based on our research on the alternative models available to value option grants, and in conjunction with the type and number of stock options we expect to issue in the future, we have determined that we will continue to use the Black-Scholes option pricing model for stock option valuation upon the adoption of SFAS No. 123R. Accordingly, our adoption of

SFAS No. 123R will have a significant impact on the results of operations, although it will have no impact on our overall financial position.
We may become subject to product liability claims which could require us to pay damages that exceed our insurance coverage.
      Our business exposes us to potential product liability claims that are inherent in the testing, manufacture and sale of medical devices for neurointerventional procedures. These procedures involve significant risk of serious complications, including intracranial bleeding, brain injury, paralysis and even death. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure coverage in the future. In addition, we could have to pay an amount in excess of policy limits, which would have to be paid out of cash reserves. If longer-term patient results and experience indicate that our products or any component cause tissue damage, motor impairment or other adverse effects, we could be subject to significant liability. Finally, even a meritless or unsuccessful product liability claim could harm our reputation in the industry, lead to significant legal fees and could result in the diversion of management’s attention from managing our business.
We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
      Many of our employees were previously employed at other medical device companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could severely harm our business.
The price of our common stock has fluctuated and we expect will continue to fluctuate substantially and you may not be able to sell your shares at or above your purchase price.
      The market price of our common stock has been and we expect will continue to be highly volatile and may fluctuate substantially due to many factors, including:

•	volume and timing of orders for our products;

•	the introduction of new products or product enhancements by us or our competitors;

•	disputes or other developments with respect to intellectual property rights;

•	our ability to develop, obtain regulatory clearance for, and market, new and enhanced products on a timely basis;

•	product liability claims or other litigation;

•	quarterly variations in our or our competitors’ results of operations;

•	sales of large blocks of our common stock, including sales by our executive officers and directors;

•	changes in governmental regulations or in the status of our regulatory approvals or applications;

•	changes in the availability of third-party reimbursement in the United States or other countries;

•	changes in earnings estimates or recommendations by securities analysts; and

•	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

      Furthermore, to the extent there is an inactive market for our common stock, the value of your shares and your ability to sell your shares at the time you wish to sell them may be impaired. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies, products or technologies by using our shares as consideration.
Because of their significant stock ownership, our executive officers, directors and principal stockholders will be able to exert control over us and our significant corporate decisions.
      Based on shares outstanding at March 31, 2006, our executive officers, directors, and stockholders holding more than 5% of our outstanding common stock and their affiliates will, in the aggregate, beneficially own approximately 46.8% of our outstanding common stock. As a result, these persons, acting together, may have the ability to determine the outcome of all matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. This concentration of ownership may harm the market price of our common stock by, among other things:

•	delaying, deferring or preventing a change in control of our company;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	causing us to enter into transactions or agreements that are not in the best interests of all stockholders.
      Further, three of our eight current directors were designated by our principal stockholders which may increase such stockholders’ influence relating to matters submitted to the Board of Directors.
Future sales of our common stock may depress our stock price.
      Our current stockholders hold a substantial number of shares of our common stock that they are able to sell in the public market A significant portion of these shares are held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares could significantly reduce the market price of our common stock. Moreover certain holders of our common stock have the right to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders.
      We have registered 4,972,187 shares of common stock that we may issue under our 1998 Stock Plan, 2005 Equity Incentive Plan and 2005 Employee Stock Purchase Plan. These shares can be freely sold in the public market upon issuance. The sale by any of these holders of a large number of securities in the public market could reduce the trading price of our common stock and impede our ability to raise future capital.
We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations.
      Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the Securities and Exchange Commission (SEC) and by the Nasdaq National Market, could result in increased costs to us. The new rules could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

We may become involved in securities class action litigation that could divert management’s attention and harm our business.
      The stock market in general, the Nasdaq National Market and the market for medical device companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, the market prices of securities of medical device companies have been particularly volatile. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could materially harm our financial condition and results of operations.
We do not intend to pay cash dividends.
      We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of any future debt or credit facility may preclude us from paying any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of potential gain for the foreseeable future.
Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change of control, even an acquisition which would be beneficial to our stockholders, and thereby affect our stock price adversely and prevent attempts by our stockholders to replace or remove our current management.
      Our amended and restated certificate of incorporation and amended bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, with rights senior to those of the common stock;

•	provide for a classified board of directors, with each director serving a staggered three-year term;

•	prohibit our stockholders from filling board vacancies, calling special stockholder meetings, or taking action by written consent;

•	prohibit our stockholders from making certain changes to our amended and restated certificate of incorporation or bylaws except with 66 2/3 % stockholder approval; and

•	require advance written notice of stockholder proposals and director nominations.
      In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated certificate of incorporation, restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delaying or impeding a merger, tender offer, or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

FORWARD-LOOKING STATEMENTS
      This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to market opportunity, our growth strategy, competition, expected activities, the adequacy of our available cash resources, our future financial performance or other future events and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “seeks,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.
      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform our prior statements to actual results.
      There are a number of important factors, including economic, competitive and regulatory factors, that could cause our results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in this prospectus under the caption “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS
      All shares of common stock offered hereby are being sold by the selling stockholders. We will not receive any of the proceeds from the sale of 3,001,108 shares by the selling stockholders.
      If the underwriters exercise the Overallotment Option in full, we estimate that the net proceeds from the sale of 450,166 shares of common stock pursuant thereto will be approximately $5.1 million. This calculation is based upon an assumed offering price to the public of $13.72 per share, the last reported sale price of our common stock on the Nasdaq National Market on June 15, 2006 and after deducting estimated underwriting discounts with respect to the shares sold by us in the Overallotment Option and estimated offering expenses to be paid by us with respect to the shares sold by us and the selling stockholders. We expect to use the net proceeds received by us in the offering for general corporate purposes, including costs associated with geographic expansion and capital expenditures. We may also use a portion of the proceeds for the acquisition of, or investment in, companies, technologies, products or assets that complement our business. Pending such uses, we intend to invest the net proceeds from the offering in United States government bonds and short-term investment grade securities.
PRICE RANGE OF COMMON STOCK
      Our common stock is traded on the Nasdaq National Market under the symbol “MEND.” The following table sets forth, for the periods indicated, the high and low daily bid prices per share of our common stock, as reported by the Nasdaq National Market.

	Price Range

	High	Low

Fiscal Year Ended March 31, 2006:
First Quarter (from June 16, 2005)	$11.40	$10.75
Second Quarter	$12.80	$9.65
Third Quarter	$10.25	$6.34
Fourth Quarter	$14.40	$8.40

Fiscal Year Ending March 31, 2007:
First Quarter (through June 15, 2006)	$15.00	$12.08
      On June 15, 2006, the closing price for our common stock as reported on the Nasdaq National Market was $13.72. As of June 15, 2006, we had 445 holders of record of our common stock. As of June 14, 2006, we had approximately 911 beneficial owners of our common stock.
DIVIDEND POLICY
      We have never declared or paid any dividends on our capital stock. We currently intend to retain any future earnings to fund the development and expansion of our business, and therefore we do not anticipate paying cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in future financing instruments and other factors our board of directors deems relevant.

CAPITALIZATION
      The following table sets forth our capitalization as of March 31, 2006:

•	On an actual basis; and

•	On an as adjusted basis to give effect to the issuance and sale of 450,166 shares of common stock offered by us if the underwriters exercise the Overallotment Option in full at an assumed public offering price of $13.72 per share, the last reported sale price of our common stock on the Nasdaq National Market on June 15, 2006, and after deducting underwriting discounts with respect to the shares sold by us in the Overallotment Option and estimated offering expenses to be paid by us with respect to the shares sold by us and the selling stockholders.

	As of March 31, 2006

		As
	Actual	Adjusted

	(in thousands, except
	per share amounts)
Redeemable convertible preferred stock, $0.01 par value:
Authorized: 1,000,000 shares
Issued and outstanding: none actual and as adjusted	$—	—
Stockholders’ equity:
Common stock, $0.01 par value:
Authorized: 50,000,000 shares
Issued and outstanding: 14,190,287 shares actual, 14,640,453 as adjusted.	142	147
Additional paid-in capital.	101,430	106,531
Deferred stock-based compensation	(397)	(397)
Accumulated other comprehensive loss.	(240)	(240)
Accumulated deficit	(49,619)	(49,619)

Total stockholders’ equity.	51,316	56,422

Total capitalization	$51,316	$56,422

      In addition to the 14,640,453 shares of common stock to be outstanding after this offering, assuming the underwriters exercise the Overallotment Option in full, we may issue additional shares of common stock under the following plans and arrangements:

•	1,481,988 shares reserved for issuance under our 2005 Equity Incentive Plan plus any additional shares authorized pursuant to automatic annual increases equal to the lesser of (i) 5% of our total number of outstanding shares; (ii) 666,666 shares; or (iii) a number of shares determined by our board of directors;

•	929,163 shares issuable upon exercise of outstanding options under our 2005 Equity Incentive Plan at a weighted average exercise price of $9.32 per share;

•	182,068 shares reserved for issuance under our 2005 Employee Stock Purchase Plan plus any additional shares authorized pursuant to automatic annual increases equal to the lesser of (i) 2% of our total number of outstanding shares; (ii) 222,222 shares; or (iii) a number of shares determined by our board of directors;

•	1,874,930 shares issuable upon exercise of outstanding options as of March 31, 2006 under our 1998 Stock Plan with a weighted average exercise price of $5.16 per share;

•	No shares available for issuance under our 1998 Stock Plan or our 1996 Stock Option Plan as of March 31, 2006; and

•	15,476 shares of common stock issuable upon exercise of warrants with an exercise price of $0.000225 per share.
      You should read this table together with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and selected notes beginning on page F-1.

DILUTION
      If you invest in our common stock and if the underwriters exercise the Overallotment Option in full, your ownership interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by 14,190,287 shares of our common stock outstanding as of March 31, 2006.
      Our net tangible book value as of March 31, 2006 was approximately $42.6 million or $3.00 per share of common stock.
      Assuming the sale by us of 450,166 shares of common stock if the underwriters exercise the Overallotment Option in full at a public offering price of $13.72 per share and after deducting the estimated underwriting discounts with respect to the Overallotment Option and offering expenses to be paid by us with respect to the shares sold by us and the selling stockholders, our as adjusted net tangible book value as of March 31, 2006 would have been approximately $47.7 million, or $3.26 per share of common stock. This represents an immediate increase in net tangible book value of $0.26 per share of common stock to our existing stockholders and an immediate dilution in net tangible cash value per share of $10.46 per share to new investors purchasing shares in this offering. This dilution is illustrated by the following table:

Assumed public offering price per share		$13.72
Net tangible book value per share before this offering	$3.00
Increase per share attributable to the exercise of the Overallotment Option	0.26

As adjusted net tangible book value per share after this offering		3.26

Dilution per share to new investors if the Overallotment Option is exercised in full		$10.46

      The following table sets forth on an as adjusted basis, as of March 31, 2006, the number of shares of common stock that would be purchased from us if the underwriters exercise the Overallotment Option in full, the total consideration paid to us and the average price per share paid by existing stockholders and new investors at an assumed public offering price of $13.72 per share before deducting underwriting discounts with respect to the Overallotment Option and estimated offering expenses to be paid by us with respect to the shares sold by us and the selling stockholders:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	per Share

Existing stockholders	14,190,287	97%	$99,271,061	94%	$7.00
New investors	450,166	3	6,176,278	6	$13.72

	14,640,453	100	$105,447,339	100%

      As of March 31, 2006, there were stock options outstanding to purchase 2,804,093 shares of our common stock at a weighted average exercise price of $6.54 per share. If the underwriters exercise the Overallotment Option and to the extent that any of these options are exercised, your investment will be further diluted. Furthermore, we may grant more stock, options or warrants in the future. Assuming the Overallotment Option is exercised by the underwriters and the exercise of all outstanding options (vested and unvested) and all outstanding warrants, as of March 31, 2006, net tangible book value per share before this offering would be $3.78, and dilution per share to new investors purchasing shares in this offering would be $9.94.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis of the financial condition and results of our operations together with our consolidated financial statements and related notes incorporated by reference in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” beginning on page 6 and elsewhere in this prospectus.
Overview
      We develop, manufacture and market both implantable and disposable medical devices used in the treatment of cerebral vascular diseases. We also are developing products for the treatment of ischemic disease and have recently launched our first product in this market. Our products are used by interventional neuroradiologists and neurosurgeons to treat cerebral aneurysms responsible for hemorrhagic stroke. Both hemorrhagic and ischemic stroke are significant causes of death worldwide. Our product lines consist of endovascular systems that enable a physician to gain access to the brain in a minimally invasive manner through the vessels of the arterial system. We believe our products provide a safe and reliable alternative to more invasive neurosurgical procedures for treating aneurysms. Our proprietary three-dimensional, embolic coils are unique in that they automatically and rapidly deploy within an aneurysm, forming a scaffold that conforms to a wide diversity of aneurysm shapes and sizes. We also supply accessory devices and products including microcatheters and guidewires used to deliver microcoils and stents for the treatment of cerebral vascular disease. We plan on growing our business by continuing to penetrate our existing markets, bringing new products and technologies to interventional neuroradiologists and neurosurgeons, and by entering new markets such as Asia where we introduced our products in Japan through a distributor. Our products commenced selling in Japan in March 2006.
      Our revenues are derived primarily from sales of our microcoils. We also sell access devices, which currently do not account for a significant portion of our revenues. Geographically, our revenues are generally from sales to customers in the Americas, Europe and Asia. Our products are shipped from our facilities in the United States, Switzerland, United Kingdom, and a logistics facility in the Netherlands, to either hospitals or distributors. We invoice our customers upon shipment. In select hospitals, our products are held on consignment, free of charge and remain on site.
      We anticipate that our cost of goods sold will generally increase in absolute dollars during those quarters in which our sales increase or we incur additional manufacturing costs in anticipation of the commercial introduction of new products. Furthermore, our gross margin percentage may decrease in those quarters in which we initiate sales of new products or product lines, or enter new geographic territories.
      Our product development efforts are primarily focused on expanding our current line of microcoils and broadening our product offerings. In August 2004, we introduced our Cerecyte microcoil product line and since June 2005 we have launched seven new products, including microcoils, stents, microcatheters and guidewires. We intend to continue this product line expansion with the goal of continuing to increase our per-procedure revenue.
      We also intend to continue to expand our direct sales force in Europe and the United States and enter the Asian markets through distributors. In March 2006, we launched our sales and marketing efforts in Japan through our distribution partner Goodman. We recorded product sales of $2.2 million to Goodman in March 2006.
      As we expect to continue to incur net losses for the foreseeable future as described below, we currently anticipate that the broadening of our product line, the worldwide expansion of our direct sales force and our entry into the Asian market will be primarily funded with our currently available cash.
      We introduced our first proprietary, three-dimensional microcoil in May 2000. Our revenues have grown from $1.8 million in fiscal 2001 to $32.8 million in fiscal 2006.

      Since inception, we have been unprofitable. We have incurred net losses of $2.0 million in fiscal 2004, $6.7 million in fiscal 2005 and $8.3 million in fiscal 2006. We believe that our current cash position and the cash expected to be generated from product sales will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months. We expect to continue to incur net losses for the foreseeable future as we expand our manufacturing and sales activities and expand geographically. As of March 31, 2006, we had an accumulated deficit of $49.6 million.
Recent Developments
      Expanded Manufacturing Facility. On June 6, 2005, we signed a new lease for expanded facilities which will allow us to further increase our manufacturing capacity. We believe this additional capacity will allow us to meet the anticipated demand for our products and improve manufacturing efficiencies.
      Initial Public Offering. On June 21, 2005, we completed an initial public offering (“IPO”) in which we sold 3,250,000 shares of common stock at $11.00 per share for net cash proceeds of approximately $33.2 million. On July 6, 2005, we sold an additional 250,000 shares of our common stock at $11.00 per share pursuant to the over-allotment option granted. The net proceeds to us from the exercise of the over-allotment option were approximately $2.6 million. We received an aggregate of approximately $33.0 million in cash proceeds from the offering, including the proceeds we received from selling shares pursuant to the over-allotment option, net of underwriting discounts and offering expenses.
      Vascular FX Intellectual Property Purchase. On July 28, 2005, we entered into a technology transfer agreement with Vascular FX, pursuant to which we purchased certain intellectual property from Vascular FX. Pursuant to the terms of the agreement, we are obligated to pay up to $4.0 million in cash to Vascular FX, which included a $1.5 million payment at closing followed by milestone payments to be made over time, in addition to royalty payments on potential future product sales. In January and May 2006, we made milestone payments of $1.0 million and $1.5 million, respectively. There are no future milestone payments to Vascular FX under the terms of the agreement.
      Neurologic Acquisition. On September 20, 2005, we purchased all of the outstanding capital stock of Neurologic UK Limited (“Neurologic”), a privately held distributor of our products in the United Kingdom. Neurologic accounted for approximately 14% of our revenues during the fiscal year ended March 31, 2005. The results of operations for the partial period subsequent to the acquisition date are included in the accompanying consolidated statements of operations.
      The transaction included an initial cash consideration of approximately $4.7 million and future multi-year revenue based earn-out payments. All three earn-out payments will be one-third of Neurologic’s product sales during specified periods. In November 2005, we paid an additional $120,000 as a purchase price adjustment pursuant to the provisions of the purchase agreement. In April 2006, we paid an additional $1.4 million for the first year earn-out payment.
      After the purchase of Neurologic, we formed a new wholly-owned subsidiary in the UK and changed the name from Neurologic to Micrus Endovascular UK Ltd. (“Micrus Endovascular UK”). We concurrently entered into long term services agreements with each of the two founders of Neurologic to provide for their employment by Micrus Endovascular UK.
      In addition, the two founders of Neurologic agreed to a non-competition provision to last for a period of six years, under which they may not actively carry on any business that would compete with Neurologic’s business within the UK or Ireland. Similarly, they have agreed not to solicit former clients, customers or suppliers of Neurologic for a period of three years.
      The total consideration paid of approximately $7.2 million consisted of the cash payments and accrued first year earn-out payment totaling $6.2 million, assumed forgiveness of receivables from Neurologic to Micrus Endovascular SA at the acquisition date of $0.6 million, and direct acquisition related costs of $316,000. The net tangible assets acquired and liabilities assumed in the acquisition were recorded at fair value. We determined the valuation of the identifiable intangible assets acquired in the transaction to be $3.9 million. We recorded goodwill of $3.3 million associated with the purchase of Neurologic. A deferred tax liability of $0.7 million was recorded for the tax effect of the amortizable intangible assets which are not deductible for tax purposes.
      Goodman Distribution Agreement. On September 30, 2005, we entered into a five-year, exclusive distribution agreement with Goodman, CO., LTD (“Goodman”). Under the terms of the agreement, Goodman will promote and market our full line of products, as such products are approved, in Japan and will purchase a minimum of $27.25 million of such products over the five year term of the agreement, ranging from $2.0 million during fiscal year 2006 to $9.0 million during fiscal year 2010. The initial term of the agreement is five years, subject to the right of the parties to terminate earlier based upon the occurrence of certain events, and automatically renews for successive one-year periods unless otherwise determined by either party. In connection with the agreement, Goodman paid us an up-front cash payment of $0.8 million which has been recorded as deferred revenue. We are recognizing the deferred revenue on a straight-line basis over the five-year term of the agreement. In February 2006, we received regulatory clearance to sell our products in Japan through Goodman. We recorded product sales of $2.2 million to Goodman in March 2006.
      Biotronik Agreement. On January 6, 2006, we entered into a license, development and distribution agreement (the “Biotronik Agreement”) with Biotronik AG, a Swiss corporation (“Biotronik”), pursuant to which we will collaborate with Biotronik to develop certain neurovascular products and we will be the exclusive worldwide distributor for jointly developed neurovascular products. Biotronik granted us an exclusive license to certain patents, know-how and other proprietary technology in the neurovascular field.
      Under the terms of our agreement, we paid an upfront licensing fee of approximately $0.6 million to Biotronik and were required to make milestone payments to Biotronik upon receipt of approvals to market stent products we jointly developed for the treatment of neurovascular disease and royalty payments on the products sold. In February 2006, Biotronik received CE Mark clearance for the Pharos stent intended for both the treatment of aneurysms and the treatment of ischemic diseases. As a consequence we paid milestone payments to Biotronik of approximately $0.7 million in both March and April 2006. We will make royalty payments to Biotronik when we start selling the Pharos stent in the first quarter of fiscal 2007. Under the terms of this agreement, there are no future milestone payments to Biotronik related to the Pharos stent. Additionally, we will continue to fund ongoing project development based on the terms of this agreement.

Results of Operations
      The following table sets forth the results of our operations, expressed as percentages of revenues, for the years ended March 31, 2006, 2005 and 2004:

	Year Ended
	March 31,

	2006	2005	2004

Consolidated Statement of Operations Data:
Revenues	100%	100%	100%
Cost of goods sold	30%	33%	36%

Gross profit	70%	67%	64%

Operating expenses:
Research and development	20%	10%	19%
Sales and marketing	46%	36%	38%
General and administrative	31%	50%	22%

Total operating expenses	97%	96%	79%

Loss from operations	(27)%	(29)%	(15)%
Interest and investment income	4%	1%	1%
Interest expense	0%	0%	0%
Other income, net	(2)%	0%	1%

Net loss before provision for income taxes	(25)%	(28)%	(13)%
Benefit from income taxes	0%	0%	0%

Net loss	(25)%	(28)%	(13)%
Accretion of redeemable convertible preferred stock to redemption value including beneficial conversion feature	(2)%	(2)%	(3)%

Net loss attributable to common stockholders	(27)%	(30)%	(16)%

Fiscal Years Ended March 31, 2006 and 2005
Revenues
      Our revenues are derived primarily from sales of our microcoils and to a lesser extent sales of accessory devices used in the treatment of cerebral vascular diseases. Our revenues were $32.8 million in fiscal 2006, an increase of $8.8 million or 37% from $24.0 million in fiscal 2005. Revenues from the Americas were $18.0 in fiscal 2006, an increase of $4.2 million or 31% from $13.8 million in fiscal 2005. Revenues from Europe were $14.8 million in fiscal 2006, an increase of $4.6 million or 44% from $10.2 million in fiscal 2005. The increase was primarily due to an increase in the number of microcoil products sold during this period. Factors driving the increase included growth in the overall market for embolic coils, an increase in our share of both the domestic and foreign markets in which we participate and the introduction of new products. Additionally, the increase in revenues was partially due to higher average selling prices as a result of increased Cerecyte product sales in fiscal 2006. Our revenues in fiscal 2006 also included initial sales to our distributor in Japan of $2.2 million which has been included in the Company’s European geographic segment.
Gross Profit
      Cost of goods sold consists of materials, direct labor, overhead costs associated with manufacturing, impairments of inventory and warranty expenses. Cost of goods sold were $9.7 million in fiscal 2006, an increase of $1.7 million or 21% from $8.0 million in fiscal 2005. The increase in cost of goods sold during fiscal 2006 as compared to fiscal year 2005 was primarily due to an increase in personnel and manufacturing costs associated with increased sales of our products as well as increased costs attributable to a general increase in salaries, benefits and overhead costs resulting from increased production, partially offset by increased manufacturing efficiencies. Cost of goods sold in fiscal 2005 included a $279,000 impairment of inventory related to design changes to further enhance the handling and performance of the product and a $298,000 impairment of inventory related to products determined to be excess inventories.
      Gross profit was $23.1 million in fiscal 2006, an increase of $7.1 million or 44% from $16.0 million in fiscal 2005. Gross margin was 70% in fiscal 2006 and 67% in fiscal 2005. The increase was primarily due to an increase in revenue from sales of higher margin products and manufacturing efficiencies, partially offset by the increase in cost of goods sold of $426,000 due to higher per unit cost of inventory acquired in connection with the purchase of Neurologic that was sold from the acquisition date through the end of fiscal 2006 and import handling fees of $282,000 associated with product shipments through our prior distributor in Japan. We expect our gross margin to fluctuate in future periods based on the mix of our product sales.
Operating Expenses
      Research and Development. Research and development expenses consist primarily of costs associated with the design, development, and testing of new and existing products. Such costs are expensed as they are incurred and include salaries and related personnel costs, fees paid to outside consultants, and other direct and indirect costs related to research and product development. Research and development expenses were $6.6 million in fiscal 2006, an increase of $4.2 million or 179% from $2.4 million in fiscal 2005. The increase was primarily due to expenses in connection with the purchase of intellectual property from Vascular FX amounting to $2.5 million, an increase of $277,000 related to evaluating in-process technology, an increase of $0.6 million, in the form of an upfront licensing fee in connection with the Biotronik Agreement, an increase of $0.6 million related to increased headcount, as well as an increase of $192,000 in supplies expense and $143,000 in consulting expense associated with the developing and testing of new products. As a percentage of revenues, research and development expenses were 20% in fiscal 2006 and 10% in fiscal 2005. We expect our research and development expenses to increase in absolute dollars in future periods as we hire additional development personnel, continue work on product improvements, and expand our existing product line.
      Sales and Marketing. Sales and marketing expenses consist primarily of compensation costs of our direct sales force and marketing personnel, as well as overhead costs related to these activities. Also included are costs associated with promotional literature and videos, trade show participation, and education and training of physicians. Sales and marketing expenses were $15.2 million in fiscal 2006, an increase of $6.4 million or 73% from $8.8 million in fiscal 2005. This increase was primarily due to an increase of $2.6 million associated with additional sales and marketing personnel in the United States and Europe, higher sales incentive and commission costs of $1.1 million on increased sales in the United States and Europe, higher travel expenses of $1.1 million, an increase of $0.6 million related to graphic design, promotional and printing costs in connection with new product releases and the relocation of our offices in the United States, Switzerland, and the United Kingdom, an increase of $277,000 related to consulting expenses incurred primarily due to outsourced product marketing functions, as well as an increase of $98,000 due to a randomized post product release trial with our Cerecyte product. As a percentage of revenues, sales and marketing expenses increased to 46% in fiscal 2006 from 36% in fiscal 2005 due to an increase in headcount both in the United States and Europe in the sales force and clinical support group. We anticipate that sales and marketing expenses will increase in absolute dollars in future periods as we continue to increase the size of our direct sales force and clinical support group, increase spending on additional sales and marketing programs and expand into additional geographic territories.
      General and Administrative. General and administrative expenses consist primarily of compensation and related costs for finance, human resources, facilities, information technology, insurance, and professional services. Professional services are principally comprised of outside legal, audit and information technology consulting. General and administrative expenses were $10.3 million in fiscal 2006, a decrease of $1.6 million or 13% from $11.9 million in fiscal 2005. The decrease was primarily due to a stock-based compensation charge in fiscal 2005 relating to our former CEO of $3.0 million, a decrease in audit and tax fees of $1.0 million as our general and administrative expenses in fiscal year 2005 included audit and other fees related to the preparation for our IPO and for international tax restructuring and planning, and the monetary penalty of $450,000 pursuant to the agreement we entered into with the DOJ in February 2005, partially offset by increases of $0.7 million related to higher finance and administrative personnel costs, $388,000 related to the amortization of identifiable intangible assets in connection with the purchase of Neurologic, $358,000 due to higher insurance premiums for our directors and officers insurance policy associated with being a public company, $195,000 related to management bonuses in connection with our IPO, $299,000 associated with investor relations costs and board of directors fees, and $292,000 for regulatory costs associated with entering the Japanese market. As a percentage of revenues, general and administrative expenses were 31% in fiscal 2006 and 50% in fiscal 2005. As we incur additional expenses associated with being a public company and to the extent our business expands, we expect that general and administrative expenses will increase in absolute dollars in future periods.
Stock-Based Compensation Charges
      Deferred compensation for stock options granted to employees has been calculated as the difference between the exercise price and the fair value of our common stock on the date of grant. In connection with the grant of stock options to employees during fiscal 2004, we recorded deferred stock-based compensation of $1.1 million. We recorded these amounts as a component of stockholders’ equity and are amortizing the amount, on a straight-line basis, as a non-cash charge to cost of goods sold and operating expenses over the vesting period of the options.
      Exercise prices of options granted subsequent to March 31, 2004 were determined to be equal to the fair market value of our common stock on the date of grant.
      The resulting amortization expense of the deferred stock-based compensation for the grant of stock options to employees was $229,000 and $265,000 in fiscal 2006 and 2005, respectively. We anticipate we will record amortization of deferred compensation related to these employee stock option grants as follows:

Fiscal Year 2007	$229,000
Fiscal Year 2008	$168,000
      The compensation expense will be reduced in the period of forfeiture for any accrued but unvested compensation arising from early termination of an option holder’s services. In addition to the amounts outlined above, beginning in the first quarter of fiscal 2007, we will record compensation expense for the value of stock options vesting from that date forward in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123R.
      In addition, stock options issued to non-employees, generally for consulting services related to patient studies or marketing analysis, are recorded at their fair value on the date of vesting in accordance with SFAS No. 123 and EITF No. 96-18 and recognized over the respective service or vesting period. In connection with stock options issued to non-employees, we recorded $160,000 and $189,000 of stock-based compensation expense in fiscal 2006 and 2005, respectively.
Other Income, Net
      Other income, net consists primarily of investment income, interest expense, and foreign currency gains and losses. Total other income, net was $0.7 million in fiscal 2006, an increase of $339,000 from $312,000 in fiscal 2005. This increase was primarily due to an increase in interest income of $1.1 million primarily as a result of higher interest rates and higher average cash and investment balances. This was partially offset by higher foreign exchange losses of $0.7 million resulting from differences in exchange rates between the time of the recording of the transaction and settlement of foreign currency denominated receivables and payables, and a non-operating charge of $158,000 recorded upon the completion of our IPO for the change in fair value of the 2005 common stock warrants.

Income Taxes
      We have incurred net operating losses for both federal and state purposes since inception and, as a result, we have paid no federal or state income taxes. In fiscal 2006, we accrued a tax benefit of approximately $11,000 arising from a net operating loss attributed to Neurologic for the period after the acquisition date and a noncurrent tax benefit of approximately $73,000 for the tax effect of the current year amortization related to the intangible assets acquired in the Neurologic transaction which are not deductible. As of March 31, 2006, we had federal, state and foreign net operating loss carryforwards (“NOLs”) that are available to reduce future taxable income of approximately $30.8 million, $16.5 million and $2.1 million, respectively. The federal NOLs will expire at various dates beginning in 2012, state NOLs will expire beginning in 2007 and the foreign NOLs will expire beginning in 2009. We also have federal and state tax research and development credit carryforwards of approximately $0.9 million and $0.8 million respectively. The federal tax credit carryforwards will expire beginning in 2012. The state tax credit carryforwards do not expire. Due to the uncertainty of our ability to generate sufficient taxable income to realize the carryforwards prior to their expiration, we have established a valuation allowance at March 31, 2006 and 2005 to fully offset the deferred tax assets.
Accretion of Redeemable Convertible Preferred Stock to Redemption Value
      Our convertible preferred stock that was outstanding prior to the closing of our initial public offering in June 2005 was redeemable at the request of the holder on or after the sixth anniversary of the original issuance date based upon certain circumstances. This right expired upon the automatic conversion of all of our preferred stock into common stock upon the closing of the IPO. Prior to the closing of the IPO, we were accreting the carrying value of the preferred stock to the mandatory redemption amount on the sixth anniversary using the effective interest method through periodic charges to additional paid-in capital. We recorded a non-cash charge of $276,000 and $0.6 million for the accretion on our redeemable convertible preferred stock in fiscal 2006 and 2005, respectively.
Beneficial Conversion Feature
      The difference between the proceeds allocated to the Series E preferred stock and the estimated fair value of the common stock issuable upon conversion resulted in a beneficial conversion feature on the Series E preferred stock which was recorded as a reduction to the Series E preferred stock and an increase to additional paid-in-capital. The total beneficial conversion feature was $383,000 which, prior to the completion of the IPO, was being amortized as a reduction of net income available to common stockholders over the period of redemption of the Series E preferred stock. Upon completion of the IPO, we recorded a non-cash charge of $383,000 for the beneficial conversion feature on our Series E preferred stock in the first quarter of fiscal 2006.
Fiscal Years Ended March 31, 2005 and 2004
Revenues
      Our revenues were $24.0 million in fiscal 2005, an increase of $8.3 million or 53% from $15.7 million in fiscal 2004. This increase was primarily due to an increase in the number of microcoils shipped by us during this period. Factors driving this increase included growth in the overall market for embolic coils, an increase in our share of both the domestic and foreign markets in which we participate and the launch of our Cerecyte microcoil product line in August 2004. In addition, $0.7 million of our increase in revenues resulted from the decline in the U.S. dollar against the foreign currencies in which our international revenues are denominated.
Gross Profit
      Cost of goods sold were $8.0 million in fiscal 2005, an increase of $2.3 million or 40% from $5.7 million in fiscal 2004. The increase in cost of goods sold during fiscal 2005 as compared to the prior year was primarily from increased personnel and manufacturing costs associated with increased sales of our products as well as increased costs attributable to a general increase in salaries, benefits and overhead costs resulting from capacity expansion, and higher costs associated with the ramp-up of manufacturing of our new Cerecyte microcoil product line. Cost of goods sold in fiscal 2005 included a $279,000 impairment of inventory in the third quarter of fiscal 2005 for the cost of certain first generation Cerecyte microcoils replaced with a coil that has been designed to further enhance the handling and performance of the product and a $298,000 impairment of inventory in the fourth quarter of fiscal 2005 for microcoils in our consignment accounts and finished goods inventory which after review of historical turnover, future demand and market conditions for our product were determined to be excess inventories. Cost of goods sold in fiscal 2004 included a $387,000 impairment of inventory in the first quarter of fiscal 2004 for anticipated obsolescence of platinum product due to a design optimization intended to improve deployment performance and a $255,000 impairment of excess inventory in the fourth quarter of fiscal 2004 reflecting an anticipated decrease in demand for our platinum product line in response to the introduction of our Cerecyte microcoil product line in the second quarter of fiscal 2005.
      Gross profit was $16.0 million in fiscal 2005, an increase of $6.0 million from $10.0 million in fiscal 2004, primarily as a result of an increase in revenue and lower per unit production costs. Gross margin was 67% in fiscal 2005 and 64% in fiscal 2004. This increase was primarily due to higher gross margins we derived from sales of our Cerecyte microcoils, which commenced commercial sales in August 2004.
Operating Expenses
      Research and Development. Research and development expenses were $2.4 million in fiscal 2005, a decrease of $0.6 million or 19% from $2.9 million in fiscal 2004. The reduction was primarily due to higher spending of $322,000 in fiscal 2004 for animal studies and testing related to the development of our stent and microcatheter products, and an increase of $198,000 in supplies and raw materials costs related to the stent and microcatheter projects, and savings of $145,000 from reduced headcount in fiscal 2005. The decrease was partially offset by $104,000 of recruiting and relocation costs for our research and development staff and partially offset by a $190,000 increase in fees and related costs in connection with evaluating in-process technology. As a percentage of revenues, research and development expenses were 10% in fiscal 2005 and 19% in fiscal 2004.
      Sales and Marketing. Sales and marketing expenses were $8.8 million in fiscal 2005, an increase of $2.8 million or 46% from $6.0 million in fiscal 2004. This increase was primarily attributable to higher sales commissions of $377,000 on increased sales in the United States and an increase of $0.9 million associated with additional sales and marketing personnel in the United States and Europe and related higher travel costs of $446,000, as well as increased participation and sponsorship of domestic and international meetings to promote awareness of our product line. As a percentage of revenues, sales and marketing expenses were 36% in fiscal 2005 and 38% in fiscal 2004, the decrease was primarily due to the $8.3 million increase in product sales during fiscal 2005, partially offset by the increased expenses described above.
      General and Administrative. General and administrative expenses were $11.9 million in fiscal 2005, an increase of $8.4 million or 238% from $3.5 million in fiscal 2004. The increase was primarily attributable to (i) an increase of $1.6 million in legal fees related to an internal investigation of potential violations of the FCPA and intellectual property litigation in connection with the patent infringement suit filed by Boston Scientific; (ii) a monetary penalty of $450,000 to the DOJ pursuant to the agreement we entered into with the DOJ in February 2005; (iii) an increase of $1.1 million in audit fees related to the preparation for our initial public offering and for international tax restructuring and planning; (iv) a stock-based compensation charge relating to the former CEO of $3.0 million; (v) an increase of $1.2 million related to an increase in finance and administrative personnel costs including $220,000 for our European operations; (vi) an increase of $110,000 in costs related to supporting our information technology infrastructure; and (vii) termination costs of $100,000 related to our former CEO. As a percentage of revenues, general and administrative expenses were 50% in fiscal 2005 and 22% in fiscal 2004.

Stock-based Compensation Charges
      The amortization expense of the deferred stock-based compensation for the grant of stock options to employees was $265,000 and $87,000 in fiscal 2005 and 2004, respectively.
      In March 2005, we entered into a settlement agreement with our former CEO relating to the termination of his employment in November 2004. The settlement agreement provides that in consideration for executing a release of all claims against us, he will be paid $100,000 in equal installments of $20,000 over a period of five fiscal quarters. In addition, all options held by our former CEO continued to vest through February 28, 2005 and all vested options at that date shall be exercisable through August 31, 2005. As a result of the continued vesting and the change in the exercise date of the options, in the quarter ended March 31, 2005 the Company recorded an expense of $3.0 million related to the intrinsic value of the approximately 325,322 affected options held by our former CEO.
      The amortization expense of the deferred stock-based compensation for the grant of stock options to non-employees was $189,000 and $467,000 in fiscal 2005 and 2004, respectively.
Other Income, Net
      Total other income, net was $312,000 in fiscal 2005, a decrease of $149,000 from $461,000 in fiscal 2004. This decrease was primarily due to lower foreign exchange gains of $164,000 resulting from differences in exchange rates between the time of the recording of the transaction and settlement of foreign currency denominated receivables and payables, partially offset by $24,000 of interest income as a result of higher average cash and investment balances in fiscal 2005 as compared to the prior year.
Accretion of Redeemable Convertible Preferred Stock to Redemption Value
      We recorded a non-cash charge of $0.6 million and $0.5 million for the accretion on our redeemable convertible preferred stock in fiscal 2005 and 2004, respectively.
Quarterly Results of Operations
      The following table presents our operating results for each of the eight quarters in the period from April 1, 2004 through March 31, 2006. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited consolidated financial statements appearing elsewhere in this prospectus. In the opinion of our management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this document.

	Quarter Ended

	June 30,	Sep 30,	Dec 31,	Mar 31,	June 30,	Sep 30,	Dec 31,	Mar 31,
	2004	2004	2004	2005	2005	2005	2005	2006

				(in thousands)
Revenues	$5,131	$5,833	$5,659 (1)	$7,389 (1)	$7,112	$6,130	$8,092	$11,447
Cost of goods sold	1,676	1,998	1,948	2,381	2,119	1,729	2,416	3,446

Gross profit	3,455	3,835	3,711	5,008	4,993	4,401	5,676	8,001
Total operating expenses	3,857	4,725	5,963	8,480	5,859	7,557	7,521	11,130

Loss from operations	(402)	(890)	(2,252)	(3,472)	(866)	(3,156)	(1,845)	(3,129)
Net loss	$(456)	$(766)	$(1,777)	$(3,705)	$(1,238)	$(2,831)	$(1,652)	$(2,540)

(1)	Our revenues for the quarter ended December 31, 2004 reflected sales of our Cerecyte coils that launched in the previous quarter. Our revenues declined in the quarter ended December 31, 2004 because we did not recognize $0.5 million in revenues from sales of first generation Cerecyte microcoils delivered in the quarter that we replaced in the quarter ended March 31, 2005 with a microcoil designed to enhance the handling and performance of the product. Cerecyte microcoil sales were recognized in the quarter ended

March 31, 2005 as the first generation microcoils were replaced. Our product cost of goods sold was correspondingly reduced by $123,000 in the quarter ended December 31, 2004 and was recorded in the quarter ended March 31, 2005. We also recorded an impairment of inventory of $279,000 for the cost of the first generation microcoils in the quarter ended December 31, 2004. The increase in sales during the quarter ended March 31, 2005 was positively impacted by the recognition of $0.5 million in revenues from the sales of second generation Cerecyte microcoils delivered as a replacement during the quarter ended March 31, 2005.

      Our revenues have generally increased on a quarterly basis during the periods presented, reflecting the addition of new products to our product line and an overall increase in product sales. Our revenues increased significantly in the quarter ended September 30, 2004 because of the launch of our Cerecyte microcoil line of products. Our decline in revenue during the quarter ended September 30, 2005 was due to lower seasonal demand, changes in our supply chain management system and realignment of our sales force. During the quarter ended December 31, 2005, we saw an increase in revenues because of the launch of our Presidio and Cerecyte 18 microcoil product lines. During the quarter ended March 31, 2006, we had an initial stocking order of $2.2 million from Goodman, our distributor in Japan, as a result of our receiving regulatory clearance. Additionally, we experienced an increased demand for our Presidiotm and Cerecyte® 18 microcoil product lines.
      During the quarters ended September 30, 2004, December 31, 2004 and March 31, 2005, total operating expenses increased significantly due to the inclusion of litigation and other expenses in the periods related to (i) legal fees for the internal investigation of potential violations of the FCPA and a monetary penalty paid to the DOJ; (ii) legal fees for the intellectual property litigation in connection with the patent infringement suit filed by Boston Scientific; (iii) audit fees for the preparation of our initial public offering and tax consulting fees for international tax restructuring and planning; and (iv) a stock-based compensation charge and termination costs related to the former CEO. During the quarter ended September 30, 2005, total operating expenses increased primarily due to higher research and development expenses related to the purchase of the intellectual property of Vascular FX. The increase in total operating expenses in the quarter ended March 31, 2006 is primarily due to higher research and development expenses related to a $1.0 million milestone payment to Vascular FX and a $0.6 million upfront licensing fee payment to Biotronik.
Liquidity and Capital Resources

	Year Ended March 31,

	2006	2005	2004

Cash flow activities:
Net cash used in operating activities	$(9,055)	$(3,402)	$(716)
Net cash (used in) provided by investing activities	$(5,940)	$2,462	$(4,965)
Net cash provided by financing activities	$35,665	$11,255	$9,953
      Since our inception, we have funded our operations primarily through issuances of convertible preferred stock and related warrants, which provided us with aggregate gross proceeds of $61.7 million. On June 21, 2005, we completed an IPO in which we sold 3,250,000 shares of our common stock at $11.00 per share for net cash proceeds to us of approximately $33.2 million, net of underwriting discounts and commissions. On July 6, 2005, we sold an additional 250,000 shares of common stock at $11.00 per share pursuant to the over-allotment option granted to the underwriters. Together with the over-allotment shares sold by us, cash proceeds to us in the offering were approximately $33.0 million, net of underwriting discounts and offering expenses.
      As of March 31, 2006, we had cash and marketable securities of $37.1 million, compared to $18.0 million at March 31, 2005. We believe that our current cash position and the cash expected to be generated from product sales will be sufficient to meet our working capital and capital expenditure requirements for at least the next twelve months.

      Net cash used in operating activities was $9.1 million during fiscal 2006 as compared to $3.4 million during fiscal 2005 and $0.7 million during fiscal 2004. Net cash used in operating activities during fiscal 2006 resulted primarily from operating losses, an increase in accounts receivable due to an increase in the number of microcoil products sold, including the initial sales to our distributor in Japan in March 2006, and a decrease in accounts payable primarily attributable to payments of audit fees related to our IPO and payments to the DOJ and payment of other legal costs related to FCPA matters. These factors were partially offset by an increase in accrued payroll and related expenses due to increased headcount, an increase in accrued liabilities primarily arising from import handling fees associated with shipments to Japan and the short-term portions of deferred revenue recorded for the upfront payment under our distribution agreement with Goodman and an increase in non-current liabilities primarily consisting of a deferred tax liability recorded in connection with the Neurologic acquisition and the long-term portion of deferred revenue recorded for the upfront payment pursuant to our distribution agreement with Goodman.
      Net cash used in operating activities during fiscal 2005 resulted primarily from operating losses, an increase in accounts receivable due to an increase in the number of microcoils sold and an increase in inventory primarily due to an increase in the number of consignment locations. These factors were partially offset by an increase in stock-based compensation expense primarily resulting from a change for stock options in connection with our settlement agreement with our former chief executive officer, an increase in accrued payroll and related expenses attributable primarily to increased headcount and an increase in accounts payable attributable to audit fees related to our IPO and monetary penalties assessed by the DOJ and legal costs incurred relating to FCPA issues. During fiscal 2004, net cash used in operating activities resulted primarily from operating losses and net increases in accounts receivable and inventories, partially offset by increases in accrued payroll, accrued liabilities and non-cash items such as depreciation and amortization, provision for doubtful accounts, provision for impairment of inventory, and stock-based compensation.
      Net cash used in investing activities was $5.9 million during fiscal 2006, as compared to net cash provided by investing activities of $2.5 million during fiscal 2005 and net cash used in investing activities of $5.0 million during fiscal 2004. Net cash used in investing activities during fiscal 2006 was primarily related to the purchase of Neurologic, the purchase of capital equipment primarily related to the relocation of our corporate headquarters and manufacturing facilities, and the milestone payment to Biotronik which has been capitalized as capitalized license technology. Net cash provided by investing activities during fiscal 2005 was primarily related to the proceeds from sales of marketable securities, partially offset by the purchase of capital equipment. During fiscal 2004, cash used in investing activities was primarily related to the purchase of marketable securities with a portion of the proceeds from the sale of preferred stock, partially offset by the proceeds from the sales of marketable securities.
      Net cash provided by financing activities was $35.7 million during fiscal 2006, as compared to $11.3 million during fiscal 2005 and $10.0 million during fiscal 2004. Net cash provided by financing activities during fiscal 2006 primarily consisted of net proceeds from the sale of common stock in our IPO, net proceeds from the over-allotment option exercise by the underwriters, proceeds from the exercise of preferred and common stock warrants, and proceeds from the exercise of stock options and employee stock purchase plan, partially offset by payments related to issuance costs for preferred stock. Net cash used by financing activities during fiscal 2005 primarily consisted of net proceeds from the issuance of Series E preferred stock and warrants and proceeds from the exercise of stock options and preferred stock warrants, partially offset by the expenditures incurred in preparation for the IPO. During fiscal 2004, net cash provided by financing activities primarily consisted of net proceeds from the sale of preferred stock.
      Although we are currently not a party to any definitive agreement with respect to potential investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into such agreements in the future, which could require us to seek additional funds through public or private equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Critical Accounting Policies and Estimates
      We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States (GAAP). In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In many cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss below. Our management has reviewed our critical accounting policies and estimates with our accounting advisors, audit committee and board of directors.
      Although our significant policies are more fully described in Note 1 to our Consolidated Financial Statements appearing at the end of this report, we believe the following accounting policies to be critical to the judgment and estimates used in the preparation of our consolidated financial statements.
      Revenue Recognition and Product Warranty. We generate revenues from the sale of our microcoil product line and related equipment and accessories. Revenues are generated from sales to hospitals and third-party distributors.
      Revenues are recognized when evidence of an arrangement exists, delivery to the customer has occurred, the selling price is fixed or determinable and collectibility is reasonably assured. Revenues are recognized generally upon shipment, after the receipt of a replenishment or purchase order.
      The evidence of an arrangement generally consists of a contract or a purchase order approved by the customer.
      Delivery to the customer occurs when the customer takes title to the product. Generally title passes upon shipment, but may occur when the product is received by the customer based on the terms of the agreement with the customer.
      The selling price for all sales are fixed and agreed with the customer prior to shipment and are generally based on established list prices or contractual agreements.
      We perform a credit check on new customers and periodic credit checks on existing customers. Accordingly, collectibility is generally assured prior to shipment. In the event a sale is made to a customer for which collectibility is not reasonably assured, we either require prepayment of the order or revenue is deferred and recognized upon collection. We maintain a reserve for amounts which may not be collectible. As of March 31, 2006 our accounts receivable reserve was $317,000.
      Sales made to our South American distributors are made according to the same contractual terms as sales made to other customers. However, we have historically experienced longer delays in receiving payments and a higher level of write-offs relating to our South American distributors and have been unable to conclude that collectibility is reasonably assured at the time that the customer takes title to the inventory on sales to this class of customers. Accordingly, for this class of customers, we recognize revenues when cash is collected. Revenues recognized from these customers was $0.8 million, $0.8 million, and $0.9 million for the years ended March 31, 2006, 2005, and 2004, respectively. The cost of goods sold is deferred as a component of finished goods inventory and recognized at the time the related sale is recognized.
      We maintain inventory at various hospital locations under the custody of hospital personnel for use in procedures. We recognize revenues on sales to these customers when the revenue criteria have been met, which occurs when the hospital customer informs us that product has been removed from inventory and used in a procedure.

      Once a sale has occurred, we provide our customers with limited warranty privileges. To date, product returns under warranty have not been significant.
      Sales to distributors are recognized at the time of shipment, provided the price is fixed or determinable and collectibility is reasonably assured. Non-refundable fees received from distributors upon entering into multi-year distribution agreements, where there is no culmination of a separate earnings process, are deferred and amortized over the term of the distribution agreement or the expected period of performance, whichever is longer.
      Allowance for Doubtful Accounts. In estimating the collectibility of our accounts receivable, we analyze historical bad debts, customer concentrations, customer credit-worthiness, current economic trends, and changes in customer payment terms. We record allowances in the period when the revenues are recognized based on anticipated future events. If there are unanticipated future events, this allowance may need to be adjusted.
      Excess and Obsolete Inventory. We calculate an inventory reserve for estimated obsolescence or excess inventory based upon historical turnover and assumptions about future demand for our products and market conditions. Our products have a three-year shelf life, with the exception of our Cerecyte microcoils, which have a two-year shelf life. Our products are subject to demand fluctuations based on the availability and demand for alternative products. Our inventory, which consists primarily of microcoils, is at risk of obsolescence following the introduction and development of new or enhanced products. The inventory reserve at March 31, 2006 was $0.9 million, which included a $0.7 million impairment of inventory for our microcoils in our consignment accounts and finished goods inventory which after review of historical turnover, future demand and market conditions for our product were determined to be excess inventories, and a $57,000 impairment of inventory for obsolescence of product due to expiration or anticipated expiration of shelf life. Our estimates and assumptions for excess and obsolete inventory are reviewed and updated on a quarterly basis. The estimates we use for demand are also used for near-term capacity planning and inventory purchasing and are consistent with our revenue forecasts. Future product introductions and related inventories may require additional reserves based upon changes in market demand or introduction of competing technologies. Increases in the reserve for excess and obsolete inventory result in a corresponding expense to cost of goods sold.
      Accounting for Income Taxes. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. We have recorded a full valuation allowance on our net deferred tax assets as of March 31, 2006 and 2005, respectively, due to uncertainties related to our ability to utilize our deferred tax assets in the foreseeable future. These deferred tax assets primarily consist of certain net operating loss carry forwards and research and development tax credits.
      Stock-based Compensation. We have granted to our employees options to purchase our common stock at exercise prices equal to the fair value of the underlying common stock, as determined by our board of directors on the date of grant. In anticipation of our IPO, we determined that for financial reporting purposes the estimated value of our common stock was in excess of the exercise price for certain option grants occurring in the fiscal year ended March 31, 2004. We record the deferred compensation expense on a straight-line basis over the vesting period, reduced for any cancellation of unvested options. For the years ended March 31, 2006, 2005 and 2004, we recorded employee stock-based compensation expense of $229,000, $265,000 and $87,000, respectively. No deferred compensation has been recognized on grants occurring prior to June 23, 2003 and subsequent to March 31, 2004 as we determined that the exercise price for these grants was equal to or greater than the fair value of the common stock on the date of grant. We anticipate that nearly all stock options granted in the future will have no difference between the exercise price and the deemed value of the underlying shares because the vast majority of stock options will have an exercise price determined by the trading price in the market on the date of grant. Deferred compensation, net of forfeitures recorded from stock option grants through March 31, 2006 totaled approximately $1.0 million.

      These valuations are inherently highly uncertain and subjective. If we had made different assumptions, our deferred stock-based compensation amount, our stock-based compensation expense, our net loss and net loss per share could have been significantly different.
      Under generally accepted accounting principles, companies are permitted to use an alternative method of valuing stock options which is based on the fair value of the stock option on the date of grant. This method generally results in the recording of a greater expense related to stock options. Recent changes to the accounting rules require all companies to use a fair value method to record compensation expense related to stock options. We are required to adopt this change in the first quarter of fiscal 2007.
      As of March 31, 2006, the intrinsic value of outstanding employee stock options, based on the closing price of $14.00 per share, was as follows:

Vested	$1.3 million
Unvested	$1.6 million
Recent Accounting Pronouncements
      In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which replaced SFAS No. 123 and superseded APB No. 25. SFAS No. 123R addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. Under SFAS No. 123R, companies will no longer be able to account for share-based compensation transactions using the intrinsic method in accordance with APB No. 25 but will be required to account for such transactions using a fair-value method and recognize the expense in the consolidated statements of operations. SFAS No. 123R is effective beginning in the Company’s first quarter of fiscal 2007.
      As permitted by SFAS No. 123, we currently account for share-based payments to employees using the intrinsic value method of APB No. 25 and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of the fair value method of SFAS No. 123R will have a significant impact on the results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. While SFAS No. 123R permits entities to continue the use of the Black-Scholes option pricing model, SFAS No. 123R also permits the use of a “binomial model.” Based on the research done by the Company on the alternative models available to value option grants, and in conjunction with the type and number of stock options the Company expects to issue in the future, the Company has determined that it will continue to use the Black-Scholes option pricing model for stock option valuation upon the adoption of SFAS No. 123R.
Contractual Obligations
      We have obligations under non-cancelable operating leases with various expiration dates through 2012 and purchase commitments for inventory, capital equipment and operating expenses, such as materials for research and development and consulting.
      As of March 31, 2006, our contractual commitment were as follows:

	Payments Due by Period

		Less than	1-3	3-5	Beyond
Contractual Obligations:	Total	1 Year	Years	Years	5 Years

Non-cancelable operating lease obligations	$3,982	$625	$1,830	$1,113	$414
Purchase commitments	2,658	2,658	—	—	—

Total	$6,640	$3,283	$1,830	$1,113	$414

      We made a milestone payment of $0.7 million associated with the Biotronik Agreement in April 2006. Under the terms of this agreement, there are no future milestone payments to Biotronik.
      We paid the first year earn-out amount associated with the purchase of Neurologic in April 2006. The future earn-out payments will be one-third of Neurologic’s product sales during specified periods.
Quantitative and Qualitative Disclosures About Market Risk.
      Foreign Currency Market Risks. Historically, we have been exposed to risks from fluctuations in currency exchange rates due to intercompany loans made to Micrus SA, our Swiss subsidiary, in 2001 in connection with its incorporation. These loans are denominated in Swiss francs and will fluctuate in value against the U.S. dollar, causing us to recognize foreign exchange gains and losses. The functional currency of our Swiss subsidiary is the Swiss franc. The functional currency of our UK subsidiary is the pound sterling. In Europe, our revenues are denominated in Swiss francs, euros, pounds sterling and other currencies. Accordingly, we are exposed to market risk related to changes between the Swiss franc and these other currencies. If the Swiss franc appreciates against the currencies in which our receivables are denominated, we will recognize foreign currency losses. For the preparation of our consolidated financial statements, the financial results of our Swiss subsidiary are translated into U.S. dollars based on average exchange rates during the applicable period. A hypothetical 10% decline in the value of the Swiss franc versus the U.S. dollar would cause us to recognize a loss of $156,000 related to our loan with Micrus SA and a $260,000 decrease in our comprehensive loss from our investment in Micrus SA. A hypothetical 10% decline in the value of the pound sterling versus the U.S. dollar would cause us to recognize a $185,000 increase in our comprehensive loss from our investment in Micrus UK. A hypothetical 10% decline in the value of the euro versus the Swiss franc would cause us to recognize a loss of $433,000 based on our foreign denominated receivables as of March 31, 2006.
      In fiscal 2006, approximately 42% of our revenues was denominated in currencies other than the U.S. dollar. In future periods, we believe a greater portion of our revenues could be denominated in currencies other than the U.S. dollar, thereby increasing our exposure to exchange rate gains and losses on non-U.S. currency transactions. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. In the future, if we believe our currency exposure merits, we may consider entering into transactions to help mitigate that risk.
      Interest Rate Market Risk. Our cash is invested in bank deposits and money market funds denominated in U.S. dollars. The carrying value of these cash equivalents approximates fair market value. Our investments in marketable securities are subject to interest rate risk, which is the risk that our financial condition and results of operations could be adversely affected due to movements in interest rates.

BUSINESS
The Company
      We develop, manufacture and market both implantable and disposable medical devices used in the treatment of cerebral vascular diseases. Our products are used by interventional neuroradiologists and neurosurgeons primarily to treat cerebral aneurysms responsible for hemorrhagic stroke. We recently launched the first of our line of products designed to treat ischemic disease. Hemorrhagic and ischemic stroke are both significant causes of death and disability worldwide.
      Our product lines consist of endovascular systems that enable a physician to gain access to the brain in a minimally invasive manner through the vessels of the arterial system. We believe our products provide a safe and reliable alternative to more invasive neurosurgical procedures for treating aneurysms. Our proprietary three-dimensional, embolic coils are unique in that they anatomically and rapidly deploy within an aneurysm, forming a scaffold that conforms to a wide diversity of aneurysm shapes and sizes. In addition, our Cerecyte® microcoil product line incorporates an absorbable material called polyglycolic acid (PGA), bioactive filaments which reside within the central lumen our microcoils. Our Cerecyte line of microcoils, introduced in fiscal 2005, incorporates bioactive filaments that we believe, based on initial data from single center studies presented at major scientific meetings, may promote faster aneurysm healing and may reduce the risk of recanalization or retreatment.
      We are expanding our product line beyond microcoils and access systems, and in January 2006, we entered into a license, development and distribution agreement with Biotronik AG which provides us with exclusive access to certain stent technologies for cerebral vascular applications. In February 2006, Biotronik received CE Mark clearance for the Pharostm stent for both the treatment of cerebral aneurysms and the treatment of ischemic disease. In March 2006 we launched our Pharos stent in certain countries that recognize the CE Mark, providing us with our first commercial product for the treatment of ischemic disease. We plan to pursue regulatory clearance in the United States for our Pharos stent, which we believe represents a significant market opportunity for us.
      We recently launched an access system, which includes microcatheters and guidewires used primarily to deliver microcoils and stents for the treatment of cerebral vascular disease.
      We have substantially increased the size of our sales and marketing organization in the past 12 months, and currently market our products through a direct sales force in the United States, Canada, England, Germany, Austria, France and Switzerland. We market through a network of distributors covering the major markets in the rest of Europe, Latin America, Asia and the Middle East, and entered an exclusive distribution agreement with Goodman to market our products in the Japanese market. We are currently seeking regulatory clearance to enter the Chinese market and are evaluating potential distribution partners to commercialize our products in China.
      We have executive offices in San Jose, California and sales offices in Switzerland and the United Kingdom. We were incorporated under the laws of the State of Delaware in 1996.
Industry Overview
      Stroke is a condition resulting from a sudden disruption of blood flow to the brain. If deprived of oxygen the brain tissue soon becomes injured, often resulting in irreversible neurological impairment or death. Strokes consist of either ruptures (hemorrhagic stroke) or blockages (ischemic stroke) of vessels within or leading to the brain. According to the American Heart Association, stroke is the third leading cause of death in the United States. Patients who survive a stroke are often left with disabilities, including paralysis, coma, impaired cognition, decreased coordination, loss of visual acuity, loss of speech, loss of sensation or some combination of these conditions. A significant need for effective prevention of stroke exists because of the severity of the disorder, its prevalence in society, the shortcomings of current therapies and the high cost of treatment and care.

      One cause of hemorrhagic stroke is the rupture of cerebral aneurysms. A cerebral aneurysm is an outward bulging of an artery in the brain that can develop at weak points in the arterial wall. In some cases, the patient will experience symptoms such as headache, blurred vision or dizziness as the aneurysm grows, but in many cases patients will have no symptoms. The most devastating complication of a cerebral aneurysm occurs when the aneurysm ruptures, decreasing blood flow to brain tissue and leading to increased pressure on the brain. Rupture of a cerebral aneurysm typically occurs suddenly and without warning, often leading to catastrophic brain injury or death.
      Historically, patients diagnosed with a cerebral aneurysm underwent a craniotomy and aneurysmal clipping, a highly-invasive surgical procedure in which a neurosurgeon creates an opening in the skull, dissects or retracts brain tissue to gain access to the aneurysm, and places a metal clip at the base of the aneurysm to stop further blood flow into the aneurysm, halting its growth and preventing future rupture. This procedure is typically performed by a neurosurgeon at a specialized hospital or medical center. Aneurysmal clipping requires a lengthy recovery time, and has the significant expense, morbidity and complication risks associated with a major neurosurgical procedure.
      In the 1990s interventional neuroradiologists and to a lesser extent neurosurgeons, who collectively are referred to in the industry as “neurointerventionalists,” started using an alternative procedure to clipping, known as embolic coiling, to treat cerebral aneurysms. Rather than reaching the aneurysm by opening the skull and moving aside the brain tissue, access to the aneurysm in an embolic coiling procedure is obtained through a catheterization procedure in which the physician inserts a catheter into the femoral artery of the upper leg and threads it under fluoroscopy through the arterial system to the brain and ultimately into the opening of the aneurysm. The neurointerventionalist then uses guidewires and catheters to access the aneurysm, then advances embolic coils through the microcatheter to fill the aneurysm. Embolic coils are small platinum coils that range in size from 2 mm to 20 mm and once released into the aneurysm assume complex shapes filling the aneurysm. The coils decrease or stop blood flow into the aneurysm, enabling formation of a clot and scar tissue which prevent further growth or rupture of the aneurysm. Since the mid-1990s, embolic coiling has become a more widely accepted treatment for cerebral aneurysms because it is a less invasive procedure that results in lower overall treatment cost, shorter recovery times, and less traumatic effect on the patient.
      In 2002, The Lancet, a leading medical journal, published the results of the International Subarachnoid Aneurysm Trial, an independent, randomized clinical trial involving 2,143 patients in Europe, North America and Australia that compared aneurysm clipping with embolic coiling as a method of treating cerebral aneurysms. Known as ISAT, this trial concluded, based on survey of patients published in The Lancet in October 2002, that among the patients participating in the trial, endovascular intervention with detachable platinum coils resulted in a 22.6% relative and 7.4% absolute reduction in the risk of major brain injury or death compared with neurosurgical clipping of the aneurysm at one year follow up. The seven-year follow up data published in The Lancet in September 2005 indicated a continued clinical advantage for patients whom underwent coiling versus clipping procedures.
Market Opportunity
      According to the American Heart Association, approximately 700,000 strokes occur annually in the United States. Ischemic stroke affects approximately 615,000 patients annually while hemorrhagic stroke affects approximately 85,000 patients per year in the United States. We believe that a majority of the hemorrhagic strokes are caused by cerebral aneurysms. We believe embolic coiling is being used to treat over 30% of the patients diagnosed with cerebral aneurysms in the United States. Industry sources also indicate that approximately 60-65% of patients diagnosed with cerebral aneurysms in European countries are treated using embolic coiling procedures. We believe that embolic coiling procedures can be used to treat a similar percentage of patients with cerebral aneurysms in the United States as awareness grows among patients and physicians of the advantages of embolic coiling. Industry sources estimate that in Asia approximately 15% of patients are treated with embolic coiling. Industry sources further estimate that the worldwide endovascular device market for treatment of hemorrhagic stroke was approximately $400 million to $475 million in 2005.

      We believe that growth drivers in the market for embolic coiling products include the overall trend towards less invasive procedures, an increased number of neurointerventionalists trained to perform embolic coiling procedures, and the aging population in whom aneurysms occur with greater frequency.
      The key challenges of embolic coiling procedures are the following:

•	Access to the Aneurysm Site. Specialized products are required to access the complex vasculature of the brain, properly access the aneurysm site and perform a coiling procedure. These access products include microcatheters and guidewires. In order to navigate the complex vascular anatomy of the brain, access products must have enough column strength to be pushed significant distances through this vasculature, yet flexible enough to travel to distal portions of the brain without injuring blood vessels.

•	Framing and Filling the Aneurysm. In order to effectively treat an aneurysm, the interventionalist must fill the aneurysm with a sufficient volume of coils to disrupt blood flow and occlude the aneurysm. Aneurysms vary in shape and size and, consequently, neurointerventionalists seek an embolic coiling solution that enables coils to conform to the aneurysm’s shape without requiring extensive manipulation of the coil. Coils that frame, or conform to, the aneurysm wall reduce the risk of rupture and facilitate the retention of additional coils in the aneurysm.

•	Coverage of the Neck of the Aneurysm. It is important to effectively cover the neck of the aneurysm to help reduce recanalization and ensure a better clinical outcome. Embolic coils that deploy in a random manner are less likely to adequately cover the neck of the aneurysm.

•	Deployment. Once embolic coils are placed in the aneurysm, the interventionalist must be able to quickly and reliably deploy the coils from the device positioning unit within the microcatheter. Unreliable detachment mechanisms can lead to inadvertent movement of the embolic coil out of optimal position as the interventionalist withdraws the positioning unit only to discover that the coil is still attached. Further, increased time for deployment increases procedure time and its attendant risks.

•	Recanalization. Industry sources estimate that recanalization, or the continued or renewed growth of the aneurysm, occurs in approximately 20 to 35% of aneurysms treated with embolic coiling. Experts believe that recanalization occurs due to incomplete filling of the aneurysm or disruption of the blood clot that fills the aneurysm following an embolic coiling procedure. Studies have shown that the recanalization rate is higher for patients treated with embolic coiling procedures compared to aneurysm clipping. Therefore, embolic coiling solutions that decrease recanalization rates are highly desirable.

•	Risk of Rupture. Embolic coiling solutions that enhance safety and limit the risk of rupture or re-rupture in treatment of aneurysms are also essential. Successful framing and filling of the aneurysm requires precise placement of the embolic coil. Neurointerventionalists seek embolic coiling solutions that minimize stress on the aneurysm wall in the course of placing or repositioning the coil in order to reduce the risk of rupture.
The Micrus Solution
      We are focused on a broad range of cerebral vascular treatments and have developed a proprietary embolic coiling solution, stents and access products that are designed to effectively access and treat cerebral aneurysms and ischemic disease. In addition, we have also developed a line of microcoils that incorporate bioactive materials which we believe may result in improved healing due to induced tissue response.
      Our solutions have the following key features:
      Self-Deploying Anatomically Conforming Coils. Our proprietary spherical MicruSphere® and Presidiotm microcoils deploy into a three-dimensional configuration that assumes an aneurysm’s shape upon deployment and are designed to provide uniform framing of the aneurysm. Our self-deploying microcoils require very little manipulation for effective placement, thereby reducing the need for microcoil manipulation and attendant stress on the aneurysm wall.

      Enhanced Coverage of the Neck of the Aneurysm. We believe effective neck coverage reduces the rate of recanalization. Our microcoils are designed to facilitate coverage of the neck of the aneurysm in two ways. First, the three dimensional configuration of our spherical MicruSphere and Presidio microcoils provide the framework to stabilize the neck of the aneurysm. Second, our UltiPaq finishing coils are soft and flexible, permitting coverage across the neck of the aneurysm.
      Unique Framing and Filling Technology. Our Presidio Microcoil is a single, stretch resistant Cerecyte microcoil designed to deliver stable, predictable aneurysm framing and filling to increase coverage of the aneurysm wall and neck with a single coil deployment. As the Presidio is also a Cerecyte microcoil, its bioactive filament may also induce a beneficial tissue response. We believe that effective neck coverage may reduce the rate of recanalization and need for retreatment.
      Deployment Technology. Our proprietary electronic microcoil deployment system employs a resistive heating fiber deployment mechanism that enables a consistent five second deployment cycle, allowing neurointerventionalists to quickly and reliably deploy the microcoil. Our electronic microcoil deployment system has been designed so that microcoil deployment time remains consistent regardless of the number of coils used in the procedure. We believe that our electronic microcoil deployment system enables neurointerventionalists to more rapidly deploy microcoils and generally reduce procedure time.
      Bioactive Technology. Cerecyte is our proprietary microcoil product line that incorporates filaments comprised of polyglycolic acid (PGA) within the lumen of our microcoils — MicruSphere, Presidio, HeliPaq and UltiPaq. Initial data from single center studies presented at major scientific meetings suggest that Cerecyte may promote faster aneurysm healing and may reduce the risk of recanalization or retreatment. To improve on the scientific rigor of these early data points, we have initiated two post market studies, a prospective randomized trial and a registry, which will provide additional data regarding the potential benefits of Cerecyte.
      Stent Platform. Our Pharos stent is a balloon-delivered device which enables the neurointerventionalist to deliver and deploy a stent in one step, eliminating the need for pre-dilation of the constricted vasculature. We believe this feature may reduce overall procedural time and cost. We believe the balloon catheter marker bands combined with the radiopacity of the stainless steel stent provide for excellent visibility resulting in improved accuracy of deployment. We also believe that the combination of PharosTM’ Rapid Exchange TechnologyTM and trackable tip will enable a physician to effectively access the tortuous and distal anatomy of the brain. In March 2006, we launched the Pharos stent in certain countries outside of the United States that recognize the CE Mark.
      Improved Access Products. We launched an access product line which includes the Courier line of Microcatheters and the Watusi line of guidewires in 2006. We believe that our Courier microcatheters and Watusi guidewires will address the need of neurointerventionalists for more predictable and secure access to the complex and distal anatomy of the cerebral vasculature. In addition, we expect to launch a steerable microcatheter system in late fiscal 2007.
Micrus Strategy
      Our objective is to develop and commercialize innovative, minimally invasive medical devices that provide a comprehensive solution to physicians for the treatment of cerebral vascular diseases. The key elements of our strategy to achieve our objective include:
      Expand Market Share of Our Microcoils through Continued Product Innovation. We believe our line of microcoils offers a safer, more effective and less technically demanding embolic coiling system to neurointerventionalists which has resulted in the rapid growth of our revenues. We believe continued product innovations such as the introductions of our Cerecyte line of bioactive microcoils and the Presidio microcoil, will allow us to grow market share. We are continuing to develop new technologies which we believe may further enhance aneurysm occlusion and reduce the rate of recanalization.

      Increase Our Per-Procedure Revenues. Since June 2005 we have launched seven new products. This product line expansion includes new microcoils, as well as stents, microcatheters and guidewires that we believe increased our per-procedure revenue opportunity from approximately 40% to 80% of every procedure dollar.
      Leverage Our Sales and Marketing Expansion. Over the past 12 months we have more than doubled our sales and marketing group worldwide and anticipate continuing to expand our sales and marketing group in Europe and, as needed, in other geographic territories. This expansion should provide us access to more hospitals, garner more per-procedure revenues and expand our market share.
      Continue to Penetrate Asian Market. We believe that Asia represents approximately one-third of the global neurointerventional market. In particular, we believe that Japan and China represent a significant potential market for our products and in March 2006 we launched our sales and marketing efforts in Japan through our distribution partner Goodman. We intend to launch our product line in China in fiscal 2007.
      License or Acquire Complementary Products and Technologies. In addition to growing our business through internal product development efforts, we will continue to look for opportunities to license and/or acquire technologies in order to provide solutions for the treatment of a variety of cerebral vascular conditions. In July 2005, we acquired certain steerable catheter technology from Vascular FX. In January 2006, we entered into a license, development and distribution agreement with Biotronik, a company with stent design and manufacturing expertise, pursuant to which we collaborate with Biotronik to develop certain neurovascular stent products and that provides us with the exclusive worldwide right to market stent products developed jointly by Biotronik and us. By continuing to acquire complementary products, we believe we can address a broader range of physician and patient needs.
      Enter the Ischemic Stroke Market. Through our agreement with Biotronik, we recently launched our first product addressing the ischemic stroke market, our Pharos stent. We intend to continue developing additional stent platforms for this market and intend to explore other in-licensing, acquisition and internal research efforts to develop and introduce other ischemic stroke products.
Products
      The following table shows our principal products and indicates significant applications for these products. Most of our products are intended for single use and are either disposed of or, in the case of microcoils, remain in the patient after the procedure. All of our products set forth in the following table have received CE Mark clearance and, except for our Pharos stent, are covered by the FDA’s 510(k) process.

Product Line	Sizes	Product Description

	2-18 mm diameter	Three-dimensional framing microcoil; stabilizes the aneurysm. Available in bare platinum and Cerecyte.
MicruSphere® Microcoil

Product Line	Sizes	Product Description

	HeliPaq: 2-20 mm diameter HeliPaq SR: 2-10 mm diameter	Filling microcoil; occludes aneurysm following framing. Available in bare platinum and Cerecyte.
HeliPaq® & HeliPaq SR® Microcoil
	4 and 6 mm diameter	Filling microcoil; occludes aneurysm following framing. Available in bare platinum.
InterPaq® Microcoil
	4-8 mm diameter	Framing and filling coil to deliver more neck and wall coverage in a single deployment. Available in Cerecyte.
PresidioTM Microcoil

Product Line	Sizes	Product Description

	2-4 mm diameter	Finishing microcoil; soft, stretch resistant, pliable microcoil designed to complete filling of the aneurysm. Available in bare platinum and Cerecyte.
UltiPaq® Microcoil
	2-18 mm diameter	Available in MicruSphere, HeliPaq SR, UltiPaq and Presidio. Includes filaments comprised of PGA, a bioactive material.
Cerecyte® Microcoil
	.0170” and .0190” inner diameter and 150 cm length	Device used to deliver microcoils into the aneurysm.
CourierTM Microcatheter

Product Line	Sizes	Product Description

	.014” diameter and 205 cm length	Device used to guide microcatheters and other devices to the aneurysm or stenosis site.
WatusiTM Guidewire
	2.5 mm – 4.0 mm outer diameter and 8 mm – 20 mm length	For use as scaffolding for wide-neck aneurysms to ensure that the microcoil is not dislodged and for use in opening intracranial arteries that have narrowed.
PharosTM Stent System

Product Line	Sizes	Product Description

Electronic control that activates our proprietary microcoil deployment mechanism.
Device Control Box and Connecting Cable

Microcoil Products
      We offer a range of microcoils designed to enable neurointerventionalists to treat a wide variety of aneurysms. These include our MicruSphere, Helipaq and Ultipaq microcoil systems which are available in bare platinum and Cerecyte and the Presidio line of microcoils which incorporates our proprietary Cerecyte technology. All of our microcoils utilize our rapid deployment system and perform certain specific functions:

•	Frame. Our MicruSphere microcoils are typically the first microcoils used by the interventionalist to frame the aneurysm. The MicruSphere microcoil folds automatically into a spherical three-dimensional shape that conforms to the shape of the aneurysm. This conforming shape reduces the need for the clinician to manipulate and reposition the coil multiple times, shortens procedure time, and reduces the potential for complications. Additional microcoils may then be placed within the first microcoil in smaller sizes in an approach known as the “Russian doll technique,” sequentially filling the aneurysm.

•	Frame and Fill. Our Presidio Microcoil features longer lengths and the unique MicruSphere shape to frame and fill the aneurysm. This can allow for more platinum to be deployed at the neck of the aneurysm, as well as greater packing density to be achieved with a single coil.

•	Fill. Our proprietary HeliPaq and HeliPaq SR products are filling microcoils used to fill gaps which may remain in the center of the aneurysm after placement of one or more of our MicruSphere microcoils. Both the HeliPaq and the HeliPaq SR automatically form a helical shape upon deployment, which allows filling of complex gaps in the aneurysm. The HeliPaq SR employs a stretch-resistant system designed to prevent the microcoil from stretching in an unwanted manner while being positioned in the aneurysm. InterPaq microcoils are filling coils used in larger size aneurysms requiring a greater volume of coil mass in order to be adequately filled.

•	Finish. Our UltiPaq microcoil is an extra-soft, stretch-resistant finishing coil, used to fill any final gaps in the aneurysm after placement of one or more MicruSphere, Presidio and/or HeliPaq microcoils.

•	Cerecyte. Our proprietary Cerecyte microcoil product line incorporates filaments comprised of PGA into most of our current line of microcoils — MicruSphere, Presidio, HeliPaq SR, and UltiPaq. Because the PGA filaments run through the center of our microcoils, our Cerecyte microcoils possess the same handling characteristics as our standard platinum microcoils. Initial data from single center studies presented at major scientific meetings suggest that Cerecyte may improve clinical outcomes compared to bare platinum coils. We have initiated two post-market clearance studies in order to collect human clinical data for the purpose of demonstrating accelerated healing by our Cerecyte microcoil product line.
        Our Cerecyte Microcoil Trial is a randomized trial which will directly compare Micrus Cerecyte bioactive coils to Micrus bare platinum coils for the treatment of intracranial aneurysms. Up to 23 multinational enrolling centers and will enroll 250 patients in each study arm. Our planned Cerecyte Registry is planned to be a non-randomized United States multi-center registry designed to document the clinical and angiographic outcomes of intracranial aneurysms treated with our bioactive Cerecyte microcoils. We have begun to enroll patients in our Cerecyte Registry and plan to enroll a total of 250 patients to assess patient outcomes one year after treatment.
Pharos Balloon-Expandable Stent
      Our Pharos stent is a balloon-delivered device which can be used both to treat ischemic disease and for scaffolding of wide-neck aneurysms to ensure that the microcoil is not dislodged. For the treatment of ischemic disease, our Pharos stent dilates intracranial arteries that have narrowed and allows the neurointerventionalist to deliver and deploy a stent in one step. We believe this feature will help reduce overall procedural time and cost. We believe the balloon catheter marker bands combined with the radiopacity of the stent provide for excellent visibility resulting in improved accuracy of deployment. We believe that Pharos’ Rapid Exchange Technology and trackable tip will enable a physician to access tortuous and distal anatomy. In March 2006, we launched the Pharos stent in certain countries outside the United States that recognize the CE Mark, and plan to pursue regulatory clearance for the Pharos stent in the United States.
Access Products
      We recently introduced the following guidewire and microcatheter products:

•	Couriertm Microcatheter. Our Courier Microcatheter is a device used to deliver microcoils to the aneurysm. Our Courier microcatheter features our proprietary Endurance TechnologyTM designed to enhance both tip shaping and tip shape retention, both of which are vital to optimal coil delivery. It will be available in straight and pre-shaped models. Our Courier Microcatheter has been designed to provide the neurointerventionalist with the ability to navigate the tortuous vasculature of the brain. The microcatheter’s design and hydrophilic coating enable a high level of pushability, tip shape retention and overall tracking.

•	Watusitm Guidewire. Our Watusi Guidewire is used to guide the microcatheter or other delivery system to the aneurysm. Our Watusi Guidewire features excellent visualization, as well as, our proprietary Response Tip TechnologyTM, which results in the unique ability to effectively shape and re-shape the guidewire tip.
Microcoil Delivery System and Deployment Mechanism
      Our microcoil delivery system is comprised of a device positioning unit (DPU), a connecting cable and a deployment control box. Our DPU is a flexible catheter to which a Micrus microcoil is attached. The DPU allows transport of the microcoil through the vasculature to the brain and final positioning within the aneurysm. The DPU also incorporates a polyethylene fiber at its tip, which attaches to the microcoil. Deployment of the microcoil occurs when the neurointerventionalist activates a resistive heater at the tip of the DPU, shearing the polyethylene fiber that holds the microcoil onto the DPU. Our deployment mechanism results in deployment of the microcoil from the DPU generally within five seconds.
Products Under Development
      Our product development efforts are focused on designing products for the interventional neurology field, expanding our line of microcoils, guidewires, microcatheters and stents. We are working to develop a steerable microcatheter and next generation microcoils utilize drugs that stimulate cells and/or cell adhesion in order to promote more rapid healing.
Sales and Marketing
      We market our products to interventional neuroradiologists and neurosurgeons who generally practice at centers located in major metropolitan areas. There are currently approximately 300 neurointerventionalists in the United States who perform embolic coiling procedures. We believe less than one-third of these physicians perform a substantial majority of the total number of embolic coiling procedures performed in the U.S. each year.
      We have developed relationships with a number of these neurointerventionalists who perform a large number of cerebral vascular procedures. In fiscal 2006, a substantial portion of our product sales were to approximately 65 hospitals in the United States. In order to encourage the continued adoption of our products, we believe that we need to continue to build and maintain relationships with these neurointerventionalists. We believe these relationships are enhanced by the presence of a direct sales organization. Sales of embolic coiling products involve a long-term relationship between the sales representative and interventionalist where the sales representative must initially be present for product demonstrations and to monitor procedures. We recruit our sales representatives based on their experience with minimally invasive devices, and prior success in the medical device industry. We provide ongoing sales and product training to our employees and distributors and continually monitor their performance. We also market our products at various industry trade shows and conferences.

      In the United States and Canada we market our products through our direct sales force to neurointerventionalists who greatly influence the buying decision of the ultimate purchaser, the hospitals. Currently our direct sales force in the United States and Canada consists of a director of sales, four regional managers, 23 sales representatives and eight clinical specialists. We have more than doubled the size of our North American sales and marketing group in the past 12 months.
      We have also expanded our sales and marketing effort in Europe, where we rely on both a direct sales force and distribution network. Our European direct sales force consists of a director of sales and marketing, three country managers and ten sales representatives. We also employ three clinical specialists in Europe. We plan to continue to expand our direct sales force in Europe substantially over the next few years.
      We have entered into agreements with distributors in Italy, Spain and other European countries, as well as portions of the Middle East and Asia. Our distributors are experienced in the interventional device markets and have relationships with leading neurointerventionalists and institutions in those countries. Our standard distribution agreement generally (i) provides our distributors with an exclusive right to distribute our products in a certain territory; (ii) restricts them from selling products that are competitive with our products for the limited duration of our agreement with them; (iii) obligates them to obtain the necessary authorizations, licenses and approvals to import, market and distribute our products within the applicable territory; and (iv) obligates them to promote and distribute our products within the applicable territory.
      We believe that Japan represents a significant market for our products. On September 30, 2005, we entered into a five-year, exclusive distribution agreement with Goodman. Under the terms of the distribution agreement, Goodman will promote and market our products in Japan. In February 2006, we received the requisite local regulatory approvals to sell certain of our products in Japan through Goodman, and the sale of such products in Japan commenced in March 2006.
      Information on our revenues from sales to unaffiliated customers is included in Note 10 of “Notes to Consolidated Financial Statements.”
Research and Development
      Our product development efforts are focused on designing products for the interventional neurology field, expanding our line of microcoils, guidewires, microcatheters and stents. We currently are working to develop a steerable microcatheter and next generation microcoils that have surface modifications and/or utilize drugs that may stimulate cells and/or cell adhesion in order to promote more rapid healing.
      In addition, we are developing stent technologies for use in the endovascular treatment of aneurysms. Aneurysms with wide necks pose particular challenges to treatment with embolic coils, due to the possibility of the coil dislodging into the blood stream. We are designing a self-expanding stent to produce a scaffold, which covers the opening of wide-neck aneurysms and holds embolic coils in place within the aneurysm, providing the interventionalist the opportunity to treat aneurysms which would previously have required open surgical treatment.
      As of March 31, 2006, we had 14 full-time employees engaged in research and development activities. Research and development expenses for the fiscal years ended March 31, 2006, March 31, 2005 and March 31, 2004 were $6.6 million, $2.4 million and $2.9 million, respectively. We plan on increasing our research and development expenditures in future periods.
Biotronik Collaboration
      In January 2006, we entered into a license, development and distribution agreement with Biotronik, pursuant to which we will collaborate with Biotronik to develop certain neurovascular products and we will be the exclusive worldwide distributor for jointly developed neurovascular products. Biotronik granted us an exclusive license to certain patents, know-how and other proprietary technology in the neurovascular field.
      Under the terms of our agreement, we paid an upfront licensing fee of approximately $0.6 million to Biotronik and were required to make milestone payments to Biotronik upon receipt of approvals to market stent products we jointly developed for the treatment of neurovascular disease and royalty payments on the products sold. In February 2006, Biotronik received CE Mark clearance for the Pharos stent intended for both the treatment of aneurysms and the treatment of ischemic diseases. As a consequence we paid milestone payments to Biotronik of approximately $0.7 million in both March and April 2006. We will make royalty payments to Biotronik when we start selling the Pharos product in the first quarter of fiscal 2007. Under the terms of this agreement, there are no future milestone payments to Biotronik related to the Pharos stent. Additionally, we will continue to fund ongoing project development based on the terms of this agreement.
Physician Advisors
      We rely extensively on our physician advisors to advise on our research and development efforts and to provide feedback on the clinical use of our products. Our advisors are experts in interventional neuroradiology and cerebral vascular diseases. We regularly consult with our physician advisors regarding our research and development efforts, preclinical trials and clinical trials.
      The physicians who currently serve as our advisors are:

•	L. Nelson Hopkins, M.D., Professor and Chair, Department of Neurosurgery/ Professor, Department of Radiology, State University of New York, Buffalo, member of the Micrus Board of Directors.

•	Joseph Horton, M.D., Professor and Chief, Interventional Neuroradiology, Department of Radiology, University of Alabama at Birmingham, Micrus co-founder.

•	Andrew Molyneux, M.D., Frenchay Hospital, North Bristol NHS Trust, United Kingdom, Micrus Medical Director.
      Some of our physician advisors have been granted options to purchase shares of our common stock and/or receive a consulting honorarium. All of our physician advisors are reimbursed for reasonable expenses. In addition our medical advisors receive compensation for clinical studies they conduct for us. All of our medical advisors are employed by other organizations and may have commitments to or have consulting arrangements with other companies, including our competitors, that may limit their availability to consult with us. Although these advisors may contribute significantly to our business, we generally do not expect them to devote more than a small portion of their time to us.
Manufacturing
      We manufacture and/or assemble our proprietary microcoils, guidewires and microcatheters in a cleanroom and, inspect, test and package all components into finished products. Our manufacturing facility is located in our headquarters in San Jose, California. As of March 31, 2006, we had 77 employees in manufacturing, quality control, engineering and shipping and receiving.
      We have substantial design, manufacturing and applications engineering expertise in the development of small vessel access and delivery systems and intend to continue to leverage this expertise to develop new products. By designing and manufacturing most of the components of our products, we have been able to maintain greater control of quality and manufacturing process changes. Our microcoils are very small in size, ranging from 2 mm to 20 mm in diameter and are manufactured using microfabrication techniques. We have developed proprietary manufacturing technologies and processes in the areas of platinum memory shaping, metal fabrication and microcatheter and stent fabrication.
      Trained product personnel assemble and test each of our components and products in a controlled cleanroom. At various assembly stages each lot of product undergoes thorough testing to ensure compliance with applicable regulations, including ISO9001 standards in the United States and EN46001 certification in Europe. These standards specify the requirements necessary for a quality management system to consistently provide product that meets or exceeds customer requirements and to include processes for continual improvement of the system and that are required in order to obtain a CE Mark to sell medical devices within the European Union. Our quality assurance group verifies that product fabrication and inspection process steps meet our stringent quality specifications and applicable regulatory requirements. Upon successful completion of these steps, the products are sterilized, packaged and prepared for shipment. We typically ship products as orders are received.
      We have implemented quality control systems as part of our manufacturing processes, which we believe are in substantial compliance with U.S. Good Manufacturing Practices (GMP) or Quality System Regulations (QSR) requirements. We have also been inspected by the California Department of Health Services on behalf of the State of California and under contract with the FDA, and are registered with the State of California to manufacture our products. We believe we are in compliance with FDA GMP for medical devices and have been inspected biennially by the FDA. The most recent of such inspections occurred in April 2006. However, we cannot assure you that we will remain in compliance with GMP and our failure to do so could have a material adverse effect on our business, operating results and financial condition.
      We purchase the raw materials required for production from various qualified outside vendors. In addition, the deployment control box is manufactured by an outside supplier. We rely on single sources for some of our critical components, including the deployment control box, the platinum used to manufacture the microcoils and certain custom hypodermic tubing material. In addition, we have a sole source subcontract arrangement for sterilization services. We believe we have alternative sources for most of the components purchased from single sources currently and generally maintain adequate supply of products to avoid production interruptions. Where we do not have a qualified second source vendor for a product component and depending on the exact component, we believe it would take us from two days to a month to either manufacture the product component ourselves or have a readily available new supply of the product component. Any unanticipated interruption in the supply of these components and services could have a material adverse effect on us.
Patents and Proprietary Rights
      Our success depends in part on our ability to obtain and maintain proprietary protection for our products, technology and know-how, to operate without infringing on the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek protection of our proprietary position by filing U.S. and foreign patent applications to protect technology, inventions and improvements that are important to our business. We also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary position. We hold 53 issued U.S. patents and 42 issued foreign patents expiring between 2014 and 2022. In addition, we have 21 U.S. and 58 foreign patent applications pending covering various aspects of our products and technology.
      The issued patents relate, among other things, to subject matter in the following areas:

•	vasoocclusive microcoils and devices and methods for manufacturing such coils and devices;

•	microcoil deployment systems;

•	bioactive microcoils;

•	intracranial vascular stents;

•	catheters for neurovascular intervention;

•	embolic clot retrieval devices; and

•	bioactive material placement systems and methods.
      In addition to developing our own technology, we have obtained licenses to certain patents and other intellectual property, including for materials used as coating on our guidewires and for certain type of coils. These licenses grant us the right to use the licensed patents to make, use and sell products that contain the licensed technology. We pay for these licenses through a combination of fixed payments and royalties on sales of covered products. Each of these licenses continues until expiration of the licensed patents. Payments under these license arrangements currently do not account for a material portion of our expenses.

      Although we work aggressively to protect our technology, there is no assurance that any patents will be issued from current pending patent applications or from future patent applications. We also cannot assure you that the scope of any patent protection will exclude competitors or provide competitive advantages to us, that any of our patents will be held valid if subsequently challenged, or others will not claim rights in or ownership of our patents and proprietary rights. Furthermore, there can be no assurance that others have not developed or will develop similar products, duplicate any of our products or design around our patents.
      The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights, and many companies in the industry have employed intellectual property litigation to gain a competitive advantage. In September 2004, Boston Scientific Corporation and Target Therapeutics, Inc., a division of Boston Scientific Corporation, (collectively, “Boston Scientific Corporation”) filed a patent infringement suit against us, as described in greater detail in the section below entitled “Legal Proceedings.” We may in the future be subject to further litigation from other companies in our industry. The defense and prosecution of patent suits, U.S. Patent and Trademark Office interference proceedings and related administrative proceedings can be costly and time consuming. An adverse determination in our litigation with Boston Scientific Corporation or in any other litigation or administrative proceedings with any other third party could subject us to significant liabilities or require us to seek licenses. There is no assurance that any such licenses will be available on satisfactory terms, if at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products, which would have a material adverse effect on our business, operating results and financial condition.
      In addition to patents, we rely on trademark, trade secret and other intellectual property laws, nondisclosure agreements and other measures to protect our intellectual property rights. We believe that in order to have a competitive advantage, we must develop and maintain the proprietary aspects of our technologies. We require our employees, consultants and advisors to execute confidentiality agreements in connection with their employment, consulting or advisory relationships with us. We also require our employees, consultants and advisors who we expect to work on our products to agree to disclose and assign to us all inventions conceived while working for us, using our property or which relate to our business. Despite any measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.
Competition
      We compete primarily with the Target Therapeutics division of Boston Scientific Corporation, the Cordis division of Johnson & Johnson, ev3/ Micro Therapeutics and Terumo/ MicroVention. Target Therapeutics, ev3/ Micro Therapeutics and Cordis offer broad product lines consisting of embolic microcoils, microcatheters and guidewires, although Cordis has curtailed worldwide shipment of microcoils. Target Therapeutics, Cordis and ev3/ Micro Therapeutics currently market a variety of microcatheters which are compatible with .001 and ..0018 inch size coil systems.
      Both Target Therapeutics and ev3/ Micro Therapeutics sell bioactive microcoils. Cordis markets a bare platinum line of microcoils but does not market bioactive or stretch resistant microcoils. Terumo/ MicroVention markets a HydroCoil® which is an embolic microcoil that swells in the presence of fluid to provide greater volumetric occlusion to an aneurysm. Through its acquisition by Terumo, MicroVention now has access to microcatheter and wire technology as well. Target Therapeutics is currently the only company which has received U.S. regulatory clearance for the sale of stents for the treatment of hemorrhagic and ischemic stoke.
      Target Therapeutics, MicroVention, Micro Therapeutics and Cordis are divisions of large publicly traded companies, and enjoy several competitive advantages over us, including: greater financial and personnel resources; significantly greater name recognition; established relationships with neurointerventionalists; established distribution networks; greater resources for product research and development; greater experience in, and resources for, launching, marketing, distributing and selling products; and more broad-based and deeper product lines.

      We believe the principal competitive factors in the market for medical devices used in the treatment of cerebral vascular diseases include:

•	improved patient outcomes as a result of physician use of the device;

•	access to and acceptance by leading physicians;

•	depth of product line;

•	product quality and reliability;

•	ease of use for physicians;

•	sales and marketing capability; and

•	brand recognition and reputation.
      Our current or potential competitors may succeed in developing technologies and products that are more effective than those developed by us or that would render our products obsolete or noncompetitive. Additionally, there can be no assurance that we will be able to effectively compete with such competitors in the manufacturing, marketing and sale of our products. At any time, other companies may develop alternative treatments, products or procedures for the treatment of cerebral aneurysms that compete directly or indirectly with our products. If alternative treatments prove to be superior to our products, adoption of our products could be negatively affected and our future revenues could suffer.
      Our ability to develop safe, effective and reliable products in a timely manner is key to our competitive position. Consequently, our success will depend on how quickly we are able to respond to medical and technological changes through the development, clinical evaluation and commercialization of new products. Product development involves a high degree of risk and there can be no assurance that our research and development efforts will result in commercially successful products.
Government Regulation

United States
      The research, development, manufacture, labeling, distribution and marketing of our products are subject to extensive regulation by the FDA and other regulatory bodies. Our current products are regulated by the FDA as medical devices and we are required to obtain review and clearance or approval from the FDA prior to commercializing our devices.

FDA’s Premarket Clearance and Approval Requirements
      Unless an exemption applies, each medical device we wish to commercially distribute in the United States will require either prior 510(k) clearance or prior premarket approval (PMA) from the FDA. The FDA classifies medical devices into one of three classes. Class I devices are subject to only general controls (e.g. establishment registration and device listing, labeling, medical devices reporting (MDR), and prohibitions against adulteration and misbranding). Class II medical devices require prior 510(k) clearance before they may be commercially marketed. The FDA will clear marketing of a medical device through the 510(k) process if it is demonstrated that the new product has the same intended use, is substantially equivalent to another legally marketed device, including a 510(k)-cleared product, and otherwise meets the FDA’s requirements. Class II devices are also subject to general controls and may be subject to established standards and other special controls. Devices deemed by the FDA to pose a great risk, such as life-sustaining, life-supporting or implantable devices, or devices deemed not substantially equivalent to a legally marketed device are placed in Class III, most of which require premarket approval. Both premarket clearance and premarket approval applications are subject to the payment of user fees, paid at the time of submission for FDA review. For our microcoil products we have obtained multiple 510(k) clearances, despite their Class III regulatory categorization. The clearances that we have received are consistent with the FDA’s practices since the 1998 recommendation of the Neurological Devices Panel to reclassify neurovascular embolization devices from

Class III to Class II special controls. The FDA officially reclassified neurovascular embolization devices as Class II medical devices effective January 28, 2005.

510(k) Clearance
      To obtain 510(k) clearance, we must submit a premarket notification demonstrating that the proposed device is substantially equivalent to a previously cleared 510(k) device or a device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of premarket approval applications. The FDA’s 510(k) clearance pathway usually takes from three to twelve months from the date the application is submitted, but it can take significantly longer.
      After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a significant change in its intended use, will require a new 510(k) clearance or could require premarket approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or premarket approval is obtained. If the FDA requires us to seek 510(k) clearance or premarket approval for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain this clearance or approval. Also, in these circumstances, we may be subject to significant regulatory fines or penalties.

Premarket Approval
      A PMA application must be submitted if the device cannot be cleared through the 510(k) process. A PMA application must be supported by extensive data including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling to demonstrate to the FDA’s satisfaction the safety and effectiveness of the device for its intended use.
      After a PMA application is complete, the FDA begins an in-depth review of the submitted information, which generally takes between one and three years, but may take significantly longer. During this review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. In addition, the FDA will conduct a preapproval inspection of the manufacturing facility to ensure compliance with quality system regulations. New PMA applications or PMA supplements are required for significant modifications to the manufacturing process, labeling or design of an approved device. PMA supplements often require submission of the same type of information as a PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA application, and may not require as extensive clinical data or the convening of an advisory panel.

Continuing FDA Regulation
      After a device is placed on the market, numerous regulatory requirements apply. These include:

•	quality system regulation (QSR), which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process (otherwise known as Good Manufacturing Practices or GMPs);

•	labeling regulations, which prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; and

•	medical device reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

      Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may include any of the following sanctions:

•	fines, injunctions, and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusing our request for 510(k) clearance or premarket approval of new products;

•	withdrawing 510(k) clearance or premarket approvals that are already granted; and

•	criminal prosecution.
      We are also subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Health Services, and these inspections may include the manufacturing facilities of our subcontractors.

International
      International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA approval, and the requirements may differ.
      The primary regulatory environment in Europe is that of the European Union, which consists of countries encompassing most of the major countries in Europe. The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling, and adverse event reporting for medical devices. Devices that comply with the requirements of a relevant directive will be entitled to bear CE conformity marking, indicating that the device conforms with the essential requirements of the applicable directives and, accordingly, can be commercially distributed throughout Europe. The method of assessing conformity varies depending on the class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a “Notified Body.” This third-party assessment may consist of an audit of the manufacturer’s quality system and specific testing of the manufacturer’s product. An assessment by a Notified Body in one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union.
      In Japan, medical devices must be approved prior to importation and commercial sale by the Ministry of Health, Labor and Welfare (MHLW). Manufacturers of medical devices outside of Japan must utilize a contractually bound Japanese entity to submit an application for device approval to the MHLW. The MHLW evaluates each device for safety and efficacy. As part of its approval process, the MHLW may require that the product be tested in Japanese laboratories. The approval process for products such as our existing microcoil products is typically 13-14 months. Other medical devices may require a longer review period for approval. Once approved, the manufacturer may import the device into Japan for sale by the manufacturer’s contractually bound importer or distributor.
      After a device is approved for importation and commercial sale in Japan, the MHLW continues to monitor sales of approved products for compliance with labeling regulations, which prohibit promotion of devices for unapproved uses and reporting regulations, which require reporting of product malfunctions, including serious injury or death caused by any approved device. Failure to comply with applicable regulatory requirements can result in enforcement action by the MHLW, which may include fines, injunctions, and civil penalties, recall or seizure of our products, operating restrictions, partial suspension or total shutdown of sales in Japan, or criminal prosecution.
      In addition to MHLW oversight, the regulation of medical devices in Japan is also governed by the Japanese Pharmaceutical Affairs Law (PAL). PAL was substantially revised in July 2002, and the new provisions were implemented in stages through April 2005. Revised provisions of the approval and licensing system of medical devices in Japan, which constitutes the core of import regulations, came into effect on April 1, 2005. The revised law changes class categorizations of medical devices in relation to risk, introduces a third party certification system, strengthens safety countermeasures for biologically derived products, and reinforces safety countermeasures at the time of resale or rental. The revised law also abolishes the ICC system and replaces it with the “primary distributor” system. Under the revised PAL, manufacturers outside of Japan must now appoint a “primary distributor” located in Japan that holds a primary distributor license for medical devices to provide primary distribution services, including conducting quality assurance and safety control tasks, for each product at the time an application for the approval of each such product is submitted to the MHLW. We are unable at this time to determine the impact of such changes on our approved products, products for which we have already applied for approval in Japan or future products. We do not anticipate that these changes will have a material impact on our existing level of third-party reimbursement for sales of our products in Japan.
Third-Party Reimbursement
      We believe that substantially all of the procedures conducted in the U.S. with our products have been reimbursed to date and that substantially all commercial procedures in Europe have been reimbursed. We believe that the procedures performed using our products are generally already reimbursable under government programs and most private plans. Accordingly, we believe providers in the U.S. will generally not be required to obtain new billing authorizations or codes in order to be compensated for performing medically necessary procedures using our products on insured patients or patients covered under government programs such as Medicare and Medicaid. We also believe that our procedures will be generally reimbursable under governmental programs and private plans in Japan. In Japan, we are required to obtain regulatory clearance for our products to be eligible for reimbursements by third party payors, even though reimbursement for embolic coiling procedure is already in place.
      We cannot assure you that reimbursement polices of third party payors will not change in the future with respect to some or all of the procedures using our products and systems. See “Risk Factors — If neurointerventionalists are unable to obtain sufficient reimbursement for procedures performed with our products, it is unlikely that our products will be widely used” for a discussion of various risks associated with reimbursement from third party payors.
Product Liability and Insurance
      We maintain general liability insurance, product liability insurance, directors and officers liability insurance, workers compensation insurance and other insurance coverage that we believe are customary in type and amounts for the business of the type we operate. Medical device companies are subject to an inherent risk of product liability and other liability claims in the event that the use of their products results in personal injury claims. Any such claims could have an adverse impact on us. There can be no assurance that product liability or other claims will not exceed such insurance coverage limits or that such insurance will continue to be available on commercially acceptable terms, if at all.
Employees
      As of March 31, 2006, in the United States we had 158 full-time employees, including 43 in sales and marketing, 77 in operations and manufacturing, 14 in research and development, seven in quality assurance and regulatory compliance, and 17 in general and administrative functions. As of March 31, 2006, we had 23 employees in Europe, including 14 in sales and marketing and nine in general and administrative functions. None of our employees is represented by a collective bargaining agreement and we have never experienced a work stoppage. We believe our employee relations are good.
Properties
      Our worldwide headquarters are located in San Jose, California. On June 6, 2005, we entered into a non-cancelable seven-year lease with our current landlord pursuant to which we lease approximately 42,000 square feet of building space with both administrative and manufacturing facilities. Additionally, we lease office space for our two wholly-owned subsidiaries, Micrus SA and Micrus UK, under non-cancelable lease agreements with terms through November 2011 and December 2010, respectively. We believe that our existing facilities are adequate to meet our current and near-term future needs.
Legal Proceedings

FCPA Investigation
      In August 2004, while reviewing our sales and payment procedures, we identified certain payments we made to physicians located in France, Germany, Spain and Turkey that may have likely violated the FCPA and the laws of such countries as well as possibly the laws of Switzerland, where our Swiss subsidiary is located. Our audit committee immediately directed our legal counsel to conduct an internal investigation into these payments. In September 2004, we voluntarily disclosed to the United States Department of Justice (DOJ) the factual information obtained in our internal investigation of potential violations of the FCPA.
      Soon after reaching the preliminary conclusions of the investigation, our Board of Directors adopted a Foreign Corrupt Practices Act Policy and appointed Tom Holdych, a Senior Vice President of the Company, as Compliance Officer. The Compliance Officer has with the assistance of our general counsel and outside legal counsel developed a number of other corporate policies that will govern payments to and contractual agreements with physicians and other consultants. In addition, the employment of our then Chief Executive Officer and our then Vice President of Sales and Marketing was terminated in November 2004.
      After reviewing the results of the internal investigation and the compliance procedures implemented by us, the DOJ entered into an agreement (the “DOJ Agreement”) with us in February 2005 pursuant to which it will not prosecute us for the conduct disclosed to the DOJ, and we agreed to: (i) accept responsibility for the actions of our employees and officers, (ii) pay a monetary penalty of $450,000, (iii) continue to cooperate with the DOJ in its investigation, including the waiver of legal privileges, (iv) establish policies and procedures to assure compliance with the FCPA and other relevant bribery laws, (v) retain and pay for an independent law firm to act as a monitor, for purposes of reporting to the DOJ for a period of three years as to our compliance with the DOJ Agreement and monitoring our implementation and adherence to FCPA compliance policies and procedures, and (vi) cooperate fully with the DOJ, the independent monitor and the SEC. We must remain in complete compliance with these conditions for a period of two years, or face the filing of a criminal complaint against us. Moreover, the terms of the DOJ Agreement will bind our successors, or merger partners, as long as the agreement is in effect.
      The payments we made to physicians located in France, Germany, Spain and Turkey also may have likely violated the applicable laws in those foreign jurisdictions and may possibly have violated laws in Switzerland. We are not able to determine at this time what penalties or other actions, if any, authorities in France, Germany, Spain, Turkey or Switzerland may impose on us, or our Swiss subsidiary, as a result of such violations. Such amounts could be material to the financial position, results of operations or cash flows of the Company.

Patent Litigation
      In September 2004, Boston Scientific Corporation and Target Therapeutics, Inc., a subsidiary of Boston Scientific Corporation (collectively “Boston Scientific”), filed a patent infringement suit in the United States District Court for the Northern District of California, alleging that our coil devices infringe two patents held by Boston Scientific and that this infringement is willful. Sales of our microcoil devices currently represent virtually all of our revenues. Boston Scientific is a large, publicly-traded corporation with significantly greater financial resources than us. In November 2004, we answered Boston Scientific’s complaint and counterclaimed, alleging that Boston Scientific’s occlusive products, and their use, infringe three of our patents. Each party seeks an injunction preventing manufacture, offer for sale, use and importation of the other’s detachable coil devices in the United States, damages for past infringement, which may be trebled, and payment of its legal fees and costs. In addition, each party seeks a declaration that the patents of the other are invalid and not infringed and has alleged that certain of the asserted patents of the other are unenforceable due to inequitable conduct.

      Boston Scientific is also a party in two other lawsuits against Cordis Corporation and ev3/ Micro Therapeutics, Inc. in which the Boston Scientific patents which are the basis of Boston Scientific’s suit against us are also at issue. An outcome of either of these lawsuits adverse to Cordis Corporation or ev3/ Micro Therapeutics, and related to the same patents Boston Scientific asserts against us, could have an adverse impact on certain of our defenses in our litigation with Boston Scientific.
      In October 2004, Cordis requested ex parte reexamination of certain claims in those patents. In February 2005, the court granted a stay of the Boston Scientific lawsuit against Micrus until the earlier of twelve 12 months or the outcome of the reexamination by the U.S. Patent and Trademark Office (“USPTO”) in the Cordis case. In February 2006, the USPTO issued a Notice of Intent to Issue Ex Parte Reexamination Certificate for one of the two patents, apparently confirming all of the claims of that patent. In February 2006, the USPTO also issued an Office Action in which it apparently confirmed the patentability of certain of the claims in the second patent, but rejected the remainder. Boston Scientific has stated to the USPTO and to the court that the rejected claims from the second patent can be reissued and certified as patentable upon reexamination if a correction is made to the priority chain for the second patent. In March 2006, the court lifted the stay with respect to any claims that were confirmed as patentable in the reexamination proceedings and has permitted discovery in the case to commence with respect to those claims. The parties have since exchanged preliminary infringement contentions in which Boston Scientific asserted only claims from the first patent. Boston Scientific has stated that it would supplement its preliminary infringement contentions to include claims from the second Boston Scientific patent still under reexamination upon completion of the reexamination, and that these asserted claims would be from the set of claims which has not yet been deemed in condition to be confirmed by USPTO. Based on our current understanding of the reexamination, we believe that the claims of the second Boston Scientific patent also will be confirmed. The confirmation of asserted claims in one, and potentially both, of Boston Scientific’s asserted patents may negatively impact our chances of mounting a successful invalidity defense against this patent.
      We are unable at this time to determine the likely outcome of the patent litigation. Patent lawsuits involve complex legal and factual issues which can take a number of years and a great deal of expense and management attention to resolve. We may also be subject to potentially negative publicity due to the litigation. In the event it is determined that we infringe patent claims asserted by Boston Scientific and that those claims are not invalid and not unenforceable we may, among other things, be required to do one or more of the following:

•	pay damages, including up to treble damages and Boston Scientific’s attorney’s fees and costs, which may be substantial;

•	cease, because of an injunction, the making, using, selling, offering to sell, importing into the U.S. or exporting from the U.S. of our microcoil devices, which currently represent virtually all of our revenues, found to infringe the patent claims asserted by Boston Scientific;

•	expend significant resources to redesign our technology so that it does not infringe the patent claims asserted by Boston Scientific, which may not be possible;

•	discontinue manufacturing or other processes that incorporate technology that infringes the patent claims asserted by Boston Scientific;

•	become subject to a compulsory license order under which we would be required to pay Boston Scientific a royalty on future sales of our products; and/or

•	obtain a license from Boston Scientific to use the relevant patents, which may not be available to us on acceptable terms, or at all.
      If our microcoil devices were found to infringe, any development or acquisition of products or technologies that do not infringe the patent claims asserted by Boston Scientific could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results. If we were to be required to, but could not obtain, a license under the patent claims asserted by Boston Scientific, we would likely be prevented from commercializing or further commercializing the relevant products. We believe that it is unlikely that we would be able to obtain a license under the patent claims being asserted by Boston Scientific. If we need to redesign our products to avoid the patent claims being asserted by Boston Scientific, we may suffer significant regulatory delays associated with conducting additional studies or submitting technical, manufacturing or other information related to the redesigned products and, ultimately, in obtaining approval.
      As a result of Boston Scientific’s answer to our counterclaim that Boston Scientific infringes three of our patents, the validity of those patents is now at issue in the lawsuit. The court could find that those patents are invalid, which would prevent us from asserting those patents against third parties.
      An unfavorable outcome for us in this patent litigation would significantly harm our business and may cause us to materially change our business model.
      From time to time, we may be involved in other litigation relating to claims arising out of our ordinary course of business. We are not currently a party to any other material legal proceedings.

MANAGEMENT
Officers and Directors
      Our executive officers and directors and their ages and positions, as of March 31, 2006, are set forth below. The Board is divided into three classes with, each director serving a three-year term and one class being elected at each year’s Annual Meeting of stockholders:

Name	Age	Position

John T. Kilcoyne	46	President, Chief Executive Officer and Director (Director term expires at annual meeting of stockholders to be held in 2007)
Robert A. Stern	49	Executive Vice President, Chief Financial Officer and Secretary
Robert C. Colloton	48	Vice President, Global Sales and Marketing
Tom M. Holdych	46	Senior Vice President
Edward F. Ruppel, Jr.	39	Vice President, Technical Operations
William G. Rigas	63	Vice President of Sales, Asia and Latin America
Carolyn M. Bruguera	40	Vice President and General Counsel
David A. Watson	47	Vice President of Research and Development
Michael R. Henson(2)(3)	60	Chairman of the Board of Directors (Term expires at annual meeting of stockholders to be held in 2007)
L. Nelson Hopkins, M.D.	62	Director (Term expires at annual meeting of stockholders to be held in 2008)
Fred Holubow(1)(3)	66	Director (Term expires at annual meeting of stockholders to be held in 2006)
Beat R. Merz, Dr. sc. Techn.	45	Director (Term expires at annual meeting of stockholders to be held in 2006)
Francis J. Shammo(1)(3)	45	Director (Term expires at annual meeting of stockholders to be held in 2008)
Jeffrey H. Thiel(1)(3)	50	Director (Term expires at annual meeting of stockholders to be held in 2007)
Simon Waddington, Ph.D.(2)(3)	41	Director (Term expires at annual meeting of stockholders to be held in 2006)

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Corporate Governance Committee
      Mr. Kilcoyne has served as our President and Chief Executive Officer since December 2004. From April 2002 to April 2004, Mr. Kilcoyne served as the President and Chief Executive Officer of Solace Therapeutics, Inc., a medical device company. From November 1997 to January 2002, he served as the President and Chief Executive Officer of Endonetics, Inc., a medical device company. From February 1997 to November 1997, he served as the Vice President, Sales and Marketing and New Business Development at Medical Scientific, Inc., a medical device company. From July 1993 to February 1997, he served as the Director of Marketing at Microsurge, Inc., a medical device company. Mr. Kilcoyne served in various sales and marketing positions with Guidant Corporation and Boston Scientific Corporation. Mr. Kilcoyne received his B.S. from Cornell University. Mr. Kilcoyne serves as a member of the board of directors of Onset Medical Corp., a private company.
      Mr. Stern has served as our Executive Vice President and Chief Financial Officer since November 2004 and was Vice President, Finance and Administration and Chief Financial Officer from January to November 2004. Mr. Stern was appointed our Secretary in March 2005. From September 2000 to January 2004,

Mr. Stern served as the President and Chief Executive Officer of Context Connect, Inc., a telecommunications company. From March 2000 to September 2000, he served as the Executive Vice President of Quixel Capital Group, an investment holding company. From January 1996 to March 2000, he served as the Vice President and Chief Financial Officer of InnerDyne, Inc., a medical device company. From October 1991 to January 1996, he served as Vice President, Corporate Finance and Chief Financial Officer of RhoMed Incorporated, a pharmaceutical company. Mr. Stern received his B.S. in Business Administration from the University of New Hampshire, Whittemore School of Business and Economics, and his M.B.A. from the University of New Mexico, Anderson School of Management. Mr. Stern serves as a member of the board of directors of Context Connect, Inc., AorTx Inc., and UltraTouch Corporation, all private companies.
      Mr. Colloton joined us in March 2005 and is our Vice President, Global Sales and Marketing. From February 2003 to March 2005, Mr. Colloton served as the Vice President, Account and Market Development of VNUS Medical Technologies, Inc., a medical device company. Prior to this position, he also held the positions of Vice President, Worldwide Marketing and International Sales from April 2001 to February 2003 and Vice President, Worldwide Sales and Marketing from June 1999 to April 2001, at VNUS Medical Technologies, Inc. From June 1997 to June 1999, Mr. Colloton served as Vice President, Sales and Marketing of TransVascular, Inc., a medical device company. From January 1993 to June 1997, he served in various sales and marketing executive positions at Cardiometrics, Inc. Mr. Colloton received his B.S. in Business Administration at Miami University in Oxford, Ohio.
      Mr. Holdych joined us in June 1998 and is our Senior Vice President. From June 1997 to June 1998, Mr. Holdych served as the Vice President of Regulatory and Clinical Affairs at VNUS Medical Technologies, Inc., a medical device company. From June 1986 to June 1997, Mr. Holdych served as the Director of Regulatory Affairs and Quality Assurance, among other positions, with Medtronic PS Medical, a medical device company. Mr. Holdych received his B.A. from the University of California at Santa Barbara.
      Mr. Ruppel joined us in June 2003 and is our Vice President, Technical Operations. From March 2001 to March 2003, Mr. Ruppel served as the Vice President of Operations of CBYON, Inc., a surgical navigation software and equipment company. From June 1994 to December 2000, he served as Director of Operations, among other management positions, for Biometric Imaging Inc., a subsidiary of Becton, Dickinson & Company, a medical technology company. Mr. Ruppel received his B.S. in Mechanical Engineering at the University of Rochester.
      Mr. Rigas joined us in November 2004 and is our Vice President of Sales, Asia and Latin America. From October 2003 to November 2004, Mr. Rigas served as Vice President of Sales and Marketing of Bioplate Inc., a manufacturer of neurosurgical and cranial facial products. From March 2002 to November 2003, he served as Managing Partner of Neurox Inc., a medical device company. Mr. Rigas also served as the Director International Sales and Marketing of Micro Therapeutics, Inc., from March 2001 to March 2002. From November 1998 to January 2001, Mr. Rigas served as Vice President Worldwide Sales & Marketing of Radiance Medical Systems Inc., a medical device company. Mr. Rigas also served as Vice President Worldwide Sales from June 1993 to December 1997 and as Vice President Sales and Marketing from June 1991 to July 1993 of Neuro Navigational Corporation, a manufacturer of neurosurgery products. Mr. Rigas received his B.S. from California State University, Long Beach.
      Ms. Bruguera joined us in November 2005 and is our Vice President and General Counsel. From March 2004 to November 2005, she was a partner with Montgomery Law Group in Menlo Park, specializing in corporate and securities law, and from 2000 to 2004 she was a partner with Thoits, Love, Hershberger & McLean in Palo Alto, which she joined as an associate in 1998. She was an associate with Venture Law Group from 1995-1998 and with Heller, Ehrman, White & McAuliffe from 1993-1995. Ms. Bruguera received her J.D. from the University of California, Berkeley’s Boalt Hall School of Law, and her A.B. from Harvard University.
      Mr. Watson has served as our Vice President of Research and Development since October 2004. From July 1999 to September 2004, Mr. Watson acted as an engineering and program management consultant to companies in the medical device industry from August 1999 to September 2004. From June 2001 to December 2002, he served as the Director of Engineering and Product Development for Control Delivery

Systems, Inc., a medical device company. From September 1995 to July 1999, he served as Director of Engineering and Program Management, Director of Engineering and Associate Director, Engineering Development at Cythotherapeutics, Inc. Mr. Watson received his B.S. in Mechanical Engineering from California Polytechnic State University.
      Mr. Henson has served as our director since 1996 and is the Chairman of our Board. Since 2000, Mr. Henson has served as a principal manager of the MedFocus Family of Funds, a group of venture capital funds focused on emerging medical technology. In addition, since 2003 Mr. Henson has served as a general manager of the Biostar Private Equity Investment Fund, LLC, a venture capital firm. Mr. Henson joined Endologix, Inc. formerly known as Radiance Medical Systems, Inc., a medical device company, in March 1997 as President, Chief Executive Officer and Chairman of the Board of Directors, and served as a director until November 2003. In June 1997, Mr. Henson served as Chairman of the Board, Chief Executive Officer and President of Radiance Medical Systems, Inc., and served as a director until May 2002. Prior to that, Mr. Henson served as the Chief Executive Officer of Endosonics Corporation from 1988 to 1995, and as Chairman of the Board from 1993 to 1996. Mr. Henson also serves on the board of directors of several private medical companies and a charitable organization. He received his B.S. in Business Administration from Ball State University and his M.B.A. from Ohio State University.
      Dr. Hopkins has served as our director since September 1998. Dr. Hopkins has served as a Professor and Chairman of Neurosurgery at the State University of New York at Buffalo since January 1989 and as a Professor of Radiology at the State University of New York at Buffalo since July 1989. He received his B.A. from Rutgers University and his M.D. from Albany Medical College.
      Mr. Holubow has served as our director since July 1999. Since January 2001, Mr. Holubow has been a Managing Director of William Harris Investors Inc., a registered investment advisory firm. From August 1982 to January 2001, Mr. Holubow served as Vice President of Pegasus Associates, a registered investment advisory firm he co-founded. He is a director of BioSante Pharmaceuticals, Inc, a pharmaceuticals company. He received his B.S. from the Massachusetts Institute of Technology and his M.B.A. from the University of Chicago.
      Dr. Merz has served as our director since June 2003. Since March 2003, Dr. Merz has served as an Investment Advisor with HBM Partners AG in Switzerland. Dr. Merz was Managing Director with NMT Management AG, a venture capital firm in Switzerland, from September 1999 until February 2003, and a Group Manager and Senior Engineer with Institute Straumann AG, a producer of dental implants in Switzerland, from January 1994 until September 1999. He received a degree in Mechanical Engineering from the Swiss Federal Institute of Technology, or ETH, in Zurich, Switzerland, a Dr. sc. Techn. from ETH, and an M.B.A. from the University of Strathclyde, Scotland. Dr. Merz serves as a member of the board of directors of several private medical device companies.
      Mr. Shammo has served as our director since July 2004. Since September 2005, Mr. Shammo has served as Senior Vice President and Chief Financial Officer of Verizon Business. From 2003 to September 2005, Mr. Shammo served as President of the West Area for Verizon Wireless, a telecommunications company. From 1995 to 2003, Mr. Shammo served as Vice President and Controller of Verizon Wireless. Mr. Shammo is a Certified Public Accountant. He received his B.S. in accounting from the Philadelphia College of Textiles and Science and his M.B.A. from LaSalle University.
      Mr. Thiel has served as our director since 1999. Since 2003, Mr. Thiel has served as President, Chief Executive Officer and Director of Devax, Inc., a medical device company. From January 2001 until June 2002, Mr. Thiel served as President and Chief Executive Officer of Radiance Medical Systems, Inc., a medical device company. Prior to that, Mr. Thiel served as President and Chief Operating Officer of Radiance Medical Systems, Inc. from February 1999 until January 2001, and as Vice President of Operations from October 1996 until February 1999. Mr. Thiel received his B.S. in Economics from the University of Wisconsin-River Falls, and his M.B.A. from the College of St. Thomas.
      Dr. Waddington has served as our director since May 2001. Dr. Waddington has served as Managing Partner of PolyTechnos Venture-Partners GmbH since January 2003 and joined the firm in May 1998. From

July 1996 to April 1998, he served as Business Development Manager for Monsanto Company’s Growth Enterprises Division. From July 1991 to August 1994, he served as Product Development Manager for Zeneca Group plc, a pharmaceutical company, in its biodegradable polymer business unit. From October 1988 to June 1991, he served as Senior Research Scientist for Imperial Chemical Industries plc. He received both his B.S. and Ph.D. in Physics from the University of Liverpool and his M.B.A. from Harvard Business School.
Executive Officers
      Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among our directors and executive officers.
Committees of the Board of Directors
      Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee.
      Audit Committee. Our audit committee is composed of Messrs. Shammo (chairperson), Holubow and Thiel. Mr. Shammo is our audit committee financial expert as currently defined under applicable Securities and Exchange Commission rules. We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002 and the Nasdaq National Market rules. The primary functions of our audit committee include:

•	reviewing and monitoring our accounting practices and financial reporting procedures and audits of our financial statements;

•	appointing, compensating and overseeing our independent auditors; and

•	reviewing and evaluating the effectiveness of our internal control over financial reporting.
      Both our independent auditors and internal financial personnel will regularly meet privately with our audit committee and have unrestricted access to this committee.
      Compensation Committee. Our compensation committee is composed of Messrs. Henson (chairperson) and Waddington, each of whom is a non-employee member of our board of directors. Each member of our compensation committee is an “outside” director as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, and a “non-employee” director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended. The functions of our compensation committee include:

•	determining the amount and form of compensation paid to our executive officers, employees and consultants;

•	reporting annually to our stockholders on executive compensation issues; and

•	administering our equity incentive plans, including the 2005 Equity Incentive Plan and the 2005 Employee Stock Purchase Plan.
      Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is comprised of Messrs. Henson, Holubow, Shammo, Thiel and Waddington. The functions of our nominating and corporate governance committee include:

•	identifying and evaluating individuals, including individuals proposed by stockholders, qualified to serve as members of our board of directors;

•	making recommendations to the independent members of the board with respect to candidates for election to the board; and

•	reviewing and assessing our corporate governance guidelines and recommending changes to our corporate governance guidelines to the board.

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table sets forth information regarding beneficial ownership of our common stock as of June 1, 2006 (except as noted), and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

•	each of our directors and named executive officers;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock.
      Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, shares of common stock issuable under stock options that are exercisable within 60 days of June 1, 2006 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The table also provides information regarding the beneficial ownership of our common stock by the selling stockholders as adjusted to reflect the assumed sale of all of the shares offered under this prospectus, excluding shares that may be sold to the underwriters upon exercise of the Overallotment Option.
      Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over their shares of common stock, except for those jointly owned with that person’s spouse. Percentage of beneficial ownership before the offering is based on 14,220,891 shares of common stock outstanding as of June 1, 2006.
      Unless otherwise noted below, the address of each person listed on the table is c/o Micrus Endovascular Corporation, Attn: CFO, 821 Fox Lane, San Jose, California 95131.

	Shares of Common			Shares of Common
	Stock Beneficially			Stock Beneficially
	Owned Prior to the		Shares of	Owned After the
	Offering(22)		Common	Offering
			Stock
Name and Address	Number	Percent	Offered	Number	Percent

5% Stockholders
HBM Bioventures (Cayman) Ltd(1)
Unit 10 Eucalyptus Building
Grand Cayman AI 00000	1,927,561	13.55%	515,430	1,412,131	9.93%
PolyTechnos Medical Devices Ltd.(2)
13-15 Victoria Road
St Peter Port
Guernsey, CY5 70A	965,936	6.79%	965,936	0	*
William Harris Investors(3)
191 North Wacker Drive, Suite 1500
Chicago, IL 60606	908,068	6.39%	243,724	664,344	4.67%
Delaware Management Holdings(4)
One Commerce Square
205 Market Street
Philadelphia, PA 19103	826,500	5.81%	—	826,500	5.81%
Aureus Capital Partners, Ltd.(5)
P.O. Box 641, No. 1 Seaton Place
St Helier, Jersey
Channel Islands XO JE4 8YJ	732,351	5.15%	183,088	549,263	3.86%

	Shares of Common			Shares of Common
	Stock Beneficially			Stock Beneficially
	Owned Prior to the		Shares of	Owned After the
	Offering(22)		Common	Offering
			Stock
Name and Address	Number	Percent	Offered	Number	Percent

Directors and Named Executive Officers
John T. Kilcoyne(6)	139,258	*	—	139,258	*
Robert A. Stern(7)	90,875	*	—	90,875	*
Robert C. Colloton(8)	39,351	*	—	39,351	*
Eckhard H. Reitz(9)	23,148	*	—	23,148	*
Tom M. Holdych(10)	109,426	*	—	109,426	*
Edward F. Ruppel, Jr.(11)	45,290	*	—	45,290	*
Michael R. Henson(12)	481,404	3.39%	297,609	183,795	1.29%
Leo Nelson Hopkins(13)	108,836	*	—	108,836	*
Fred Holubow(14)	60,805	*	6,666	54,139	*
Beat R. Merz(15)	35,229	*	—	35,229	*
Francis J. Shammo(16)	19,999	*	—	19,999	*
Jeffrey H. Thiel(17)	61,364	*	—	61,364	*
Simon Waddington(18)	42,744	*	—	42,744	*
All directors and executive officers as a group(19)	1,298,691	9.13%	304,275	994,416	6.99%
Other Selling Stockholders
International Life Science Partners, L.P. P.O. Box 30852 SMB Grand Cayman, Cayman Islands, B.W.I.(20)	—	—	610,380	—	—
UBS AG Giesshuebelstrasse 4 Zurich, Postfach, 8027 Switzerland(21)	—	—	165,000	—	—
Additional Selling Stockholders (2 persons) each holding less than one percent of the common stock prior to this offering.	—	—	13,275	—	—

*	Indicates beneficial ownership of less than one percent.

(1)	See footnote 15 for a description of the relationship of Dr. Merz, our director, with HBM BioVentures (Cayman) Ltd. The board of directors of HBM BioVentures (Cayman) Ltd. exercises voting and investment power over any of our shares held by such entity and acts by majority vote. The board of directors of HBM BioVentures (Cayman) Ltd. is comprised of John Arnold, Colin Shaw, Richard Coles, Dr. Andreas Wicki and John Urquhart, none of whom has individual voting or investment power with respect to the shares.

(2)	See footnote 18 for a description of the relationship of Dr. Waddington, our director, with PolyTechnos Medical Devices Ltd. This information is based on Schedule 13G/ A filed with the SEC by Simon Waddington on April 12, 2006. Includes 327,083 shares held by PolyTechnos Venture Fund II, LP, 81,472 shares held by PolyTechnos Venture Fund II GmbH & Co., 2,472 shares held by PolyTechnos Partners and Team GmbH and 554,909 shares held by PolyTechnos Medical Devices Ltd. the board of directors of PolyTechnos Medical Devices Ltd. exercise voting and investment power over the shares of our capital stock held by such entity. The board of directors of PolyTechnos Medial Devices Ltd. is comprised of Andrew Gill and Peter Touzeau.

(3)	This information is based on Schedule 13G filed with the SEC on February 14, 2006. According to the Schedule 13G Harris William Investors (William Harris Investors, Inc.) hold sole voting power over

172,627 shares and shared voting power over 675,603 shares and sole dispositive power over 848,230 shares and shared dispositive power over 59,838 shares.

(4)	This information is based on Schedule 13G filed with the SEC on February 9, 2006 by Delaware Management Holdings. According to the Schedule 13G, such entity has voting and dispositive power with respect to all such shares.

(5)	Includes 508,494 shares of record held by Mach II L.P. and 223,857 shares of record held by Mach Capital L.P. The board of directors of Aureus Capital Partners Ltd. exercises voting and investment power over the shares of our capital stock held by Mach II L.P., as general partner of Mach Capital L.P., which is in turn the general partner of Mach II L.P. The board of directors of Aureus Capital Partners Ltd. is comprised of Frank Becker, Peter Donnelly, Keith Mackenzie and Andrew Wignall.

(6)	Includes 138,406 shares of common stock issuable upon exercise of stock options.

(7)	Includes 88,653 shares of common stock issuable upon exercise of stock options.

(8)	Includes 39,351 shares of common stock issuable upon exercise of stock options.

(9)	Includes 109,426 shares of common stock issuable upon exercise of stock options. Mr. Reitz ceased to serve as an executive officer of the Company in January 2006.

(10)	Includes 44,552 shares of common stock issuable upon exercise of stock options.

(11)	Includes 23,548 shares of common stock issuable upon exercise of stock options.

(12)	Includes 140,895 shares of common stock issuable upon exercise of stock options. Includes shares of record held by the Henson Family Trust, 1/8/87 Michael Henson Annuity Trust No. 1, and Linda Henson Annuity Trust No. 1, of which Mr. Henson is the trustee, the Michael R. Henson UTA Charles Schwab & Co. Inc. IRA Rollover, the Linda A. Henson Charles Schwab & Co. Inc. IRA Rollover and shares of record held by JAIC-Henson MedFocus, LLC and JAIC-Henson MedFocus II, LLC of which Mr. Henson is a partner. Mr. Henson holds voting and investment power over the foregoing shares.

(13)	Includes 108,836 shares of common stock issuable upon exercise of stock options.

(14)	Includes 30,861 shares of common stock issuable upon exercise of stock options. Mr. Holubow, our director, is an employee of William Harris Investors, Inc. William Harris Investors, Inc. is affiliated with or provides investment advice to the following individuals and entities that hold shares of our common stock: Adjuvant Foundation, Courderay Partners, Harris Venture Partners LLC, Irving B. Harris Revocable Trust, Irving Harris Foundation, Jack Polsky Investment Trust, Jerome Kahn, Jr. Revocable Trust, Margot Kahn, Peter Martin, James J. Pelts, Michael S. Resnick, Rotonda Foundation, Roxanne H. Frank Trust and Virginia H. Polsky Trust. Mr. Holubow does not have voting or dispositive power over any of our shares held by affiliates or clients of William Harris Investors, Inc.

(15)	Includes 26,804 shares of common stock issuable upon exercise of stock options. Dr. Merz, our director, is an employee of HBM Partners AG. HBM Partners AG acts as an investment advisor to HBM Partners (Cayman) Ltd. HBM Partners (Cayman) Ltd. provides investment management services to HBM BioVentures (Cayman) Ltd. In addition, HBM Partners (Cayman) Ltd. is the sole shareholder of HBM BioPartners Limited. HBM BioPartners Limited is the general partner of International Life Science Managers LP, and International Life Science Managers LP is the general partner of International Life Science Partners LP. Dr. Merz does not have voting or dispositive power over any of our shares held by HBM BioVentures (Cayman) Ltd. or International Life Science Partners LP.

(16)	Includes 19,999 shares of common stock issuable upon exercise of stock options.

(17)	Includes 52,162 shares of common stock issuable upon exercise of stock options. Also includes 9,202 shares held by the Thiel Family Trust dated 5/10/00, of which Mr. Thiel is the trustee. Mr. Thiel exercises voting and investment power over the foregoing shares.

(18)	Includes 41,972 shares of common stock issuable upon exercise of stock options. Also includes 772 shares of record held by Global Venture Advisors GmbH, of which Dr. Waddington is a Managing Director. Dr. Waddington, our director, is a Managing Director and Managing Partner of PolyTechnos Venture-Partners GmbH, or PTVP. PTVP acts as an investment advisor to PolyTechnos (GP) Ltd., the

General Partner of the Enabling Technology Limited Partnership, which has invested in Micrus through PolyTechnos Medical Devices Ltd. PTVP acts as an investment advisor to PolyTechnos (GP) II Ltd., the General Partner of the PolyTechnos Venture Fund II Limited Partnership. PTVP acts as an investment advisor to PolyTechnos Management GmbH, the General Partner of PolyTechnos Venture Fund II GmbH & Co. KG. PolyTechnos Partners & Team GmbH is a trustee vehicle for co-investments made into various companies. Dr. Waddington has a “carried interest” in the various general partnerships described above and has participated in co-investments made by PolyTechnos Partners & Team GmbH. Dr. Waddington does not have voting or dispositive power over any shares held by the various PolyTechnos funds and entities with the exception of those shares held by Global Venture Advisors GmbH. Dr. Waddington disclaims beneficial ownership of the shares held by the various PolyTechnos funds entities except to the extent of his proportional interest in those entities.

(19)	See footnotes (6) through (18). Includes an aggregate of 905,527 shares of common stock issuable upon the exercise of stock options.

(20)	See footnote 15 for a description of the relationship of Dr. Merz, our director, with International Life Science Partners, L.P. The general partner of International Life Science Partners, LP is International Life Science Managers, LP, and the general partner of International Life Science Managers, LP is HBM BioPartners Ltd. The board of directors of HBM BioPartners Ltd. has voting and investment power with respect to our shares held by International Life Science Partners, LP. The board of directors of HBM BioPartners Ltd. is comprised of John Arnold, Justin Duckworth, Ryan Haylock and Jean-Marc LeSieur, none of whom has individual voting or investment power with respect to these shares.

(21)	A dedicated Investment Committee of UBS AG, currently consisting of three employees of UBS AG, Jürg Haller, Anna Jaisli and Elizabeth von Werra, exercises voting and investment power over any of our shares held by UBS AG.

(22)	The information listed in this table with respect to shares beneficially owned by stockholders is based on Schedule 13Gs filed with the SEC or information provided to us by such stockholders.

UNDERWRITING
      Subject to the terms and conditions of the underwriting agreement among us, the selling stockholders and the underwriters, the underwriters have agreed severally to purchase from the selling stockholders the following respective number of shares of common stock at the offering price less the underwriting discounts set forth on the cover page of this prospectus.

Underwriter	Shares

A.G. Edwards & Sons, Inc.
CIBC World Markets Corp.
Needham & Company, LLC

Total	3,001,108

      The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will purchase all such shares of the common stock if any of these shares are purchased. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any are taken.
      The underwriters have advised us and the selling stockholders that they propose to offer the shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $           per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $           per share to certain other dealers. After the offering, the offering price and other selling terms may be changed by the underwriters.
      Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 450,166 additional shares of common stock from us at the offering price, less the underwriting discount set forth on the cover page of this prospectus, solely to cover over-allotments.
      To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to the underwriter’s name in the preceding table bears to the total number of shares in the table and we will be obligated, pursuant to the option, to sell such shares to the underwriters.
      We, our directors, senior executive officers and certain stockholders, including the selling stockholders, have agreed that during the 90 days after the date of this prospectus, subject to limited exceptions, they will not, without the prior written consent of A.G. Edwards & Sons, Inc., directly or indirectly, issue, sell, offer, agree to sell, grant any option or contract for the sale of, pledge, make any short sale of, maintain any short position with respect to, establish or maintain a “put equivalent option” (within the meaning of Rule 16a-1(h) under the Exchange Act) with respect to, enter into any swap, derivative transaction or other arrangement (whether any such transaction is to be settled by delivery of common stock, other securities, cash or other consideration) that transfers to another, in whole or in part, any of the economic consequences of ownership, or otherwise dispose of, any shares of our common stock (or any securities convertible into, exercisable for or exchangeable for our common stock or any interest therein or any capital stock of our subsidiary). These lock-up agreements will cover approximately 7,180,108 shares of our outstanding common stock and shares of common stock issuable under stock options that are exercisable within 60 days of June 1, 2006 in the aggregate. The lock-up agreements with HBM Bioventures (Cayman) Ltd and International Life Science Partners, L.P. each provide that in the event such entity does not participate as a selling stockholder in the offering, the lock-up restrictions described above applicable to such entities would only apply to transactions involving common stock priced or valued in connection with transactions at below the offering price set forth on the cover page of this prospectus. A.G. Edwards may, in its sole discretion, allow any of these parties to dispose of common stock or other securities prior to the expiration of the 90-day period. There are, however, no agreements between A.G. Edwards and the parties that would allow them to do so as of the date of this prospectus.

      The representatives have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.
      The following table summarizes the discounts to be paid to the underwriters by us and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Total

	Per Share	No Exercise		Full Exercise

Underwriting discounts paid by selling stockholders	$	$		$
Underwriting discounts paid by us	$		—	$
Total		$		$
      We expect to incur expenses, excluding underwriting discounts, of approximately $700,000 in connection with this offering.
      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
      Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase the common stock. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common stock.
      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of the shares of common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment. The underwriters may close out any short position by either exercising their over- allotment option and/or purchasing shares of common stock in the open market.

•	Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the shares of common stock to close out the short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase shares of common stock through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the overallotment option, a naked short position, the position can only be closed out by buying shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the shares of common stock or preventing or retarding a decline in the market price of the shares of common stock. As a result, the price of the shares of common stock may be higher than the price that might otherwise exist in the open market.
      The underwriters will deliver a prospectus to all purchasers of shares of common stock in the short sales. The purchasers of shares of common stock in short sales are entitled to the same remedies under the federal securities laws as any other purchaser of shares of common stock covered by this prospectus.
      In connection with this offering, some of the underwriters or their affiliates may engage in passive market making transactions in our common stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934. Rule 103 generally provides that:

•	a passive market maker may not effect transactions or display bids for our common stock in excess of the highest independent bid price by persons who are not passive market makers;

•	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market making bids must be identified as such.
      Passive market making may stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.
      The underwriters are not obligated to engage in any of the transactions described above. If they do engage in any of these transactions, they may discontinue them at any time.
      Our common stock is quoted on the Nasdaq National Market under the trading symbol “MEND.”
SELLING RESTRICTIONS
      The distribution of this document and the offering and sale of shares in certain non-U.S. jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of securities law of any such jurisdiction.
United Kingdom
      The shares may not be offered or sold to persons in the United Kingdom prior to admission except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the “Regulations”) or the Financial Services and Markets Act 2000 (the “FSMA”). Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received in connection with the issue or sale of the shares may only be communicated or caused to be communicated in circumstances in which section 21(1) of the FSMA does not apply to the Company. All applicable provisions of the Regulations and the FSMA with respect to anything done in relation to the shares in, from or otherwise involving the United Kingdom must be complied with.
LEGAL MATTERS
      The validity of the common stock to be offered by us hereby upon an exercise of the Overallotment Option will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, Menlo Park, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by McDermott Will & Emery LLP, Palo Alto, California.

EXPERTS
      The financial statements as of March 31, 2005 and 2006 and for each of the three years in the period ended March 31, 2006 included and incorporated by reference in this Prospectus have been so included and incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The audited financial statements of Micrus Endovascular UK Limited (formerly Neurologic UK Limited) as of December 31, 2004 incorporated into this prospectus by reference to our amended current report on Form 8-K/A filed on December 6, 2005 have been included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      In this document, we “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. Notwithstanding this statement, however, you may rely on information that has been filed at the time you made your investment decision. We incorporate by reference the documents listed below:

(a) Our Annual Report on Form 10-K for the fiscal year ended March 31, 2006;

(b) Reports on Form 8-K/A, filed on December 6, 2005 and June 16, 2006; and

(c) The description of our common stock that is contained in the registration statement on Form 8-A filed on May 23, 2005 (File No. 000-51323) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including any amendment or report filed for the purpose of updating such description.
      We also incorporate by reference all future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or: (1) after the date of the filing of the registration statement containing this prospectus and prior to the effectiveness of such registration statement; and (2) after the date of this prospectus and prior to the termination of any offering made hereby.
      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Micrus Endovascular Corporation
821 Fox Lane
San Jose, California 95131
Attention: Robert A. Stern
Telephone: (408) 433-1400
      You should rely only on the information provided in this document or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated herein by reference, is accurate as of any date other than that on the front of the document. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov. You may also obtain information about us at our Internet website at http://www.micruscorp.com. However, the information on our website does not constitute a part of this prospectus.

MICRUS ENDOVASCULAR CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders
of Micrus Endovascular Corporation
      In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Micrus Endovascular Corporation and its subsidiaries at March 31, 2005 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
San Jose, California
June 15, 2006

MICRUS ENDOVASCULAR CORPORATION
Consolidated Balance Sheets

	March 31,

	2006	2005

	(In thousands,
	except share and
	per share amounts)
ASSETS
Current Assets:
Cash and cash equivalents	$36,104	$15,017
Short-term investments	984	1,977
Accounts receivable, net of allowance for doubtful accounts of $317 at March 31, 2006 and $230 at March 31, 2005	8,267	4,486
Inventories, net	4,479	3,930
Prepaid expenses and other current assets	766	524

Total current assets	50,600	25,934
Long term investments	—	977
Property and equipment, net	2,488	922
Goodwill	3,309	—
Intangible assets, net	5,417	550
Other assets	300	96
Deferred initial public offering costs	—	1,295

Total assets	$62,114	$29,774

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable	$2,088	$2,641
Accrued payroll and other related expenses	3,147	1,663
Accrued liabilities	4,308	1,337

Total current liabilities	9,543	5,641
Warrant liability	—	3,201
Other non-current liabilities	1,255	51

Total liabilities	10,798	8,893

Commitments and contingencies (Note 6)
Redeemable convertible preferred stock, $0.01 par value;
Authorized: 1,000,000 shares
Issued and outstanding: none at March 31, 2006 and 7,680,943 shares at March 31, 2005	—	58,442

Stockholders’ equity (deficit):
Common stock, $0.01 par value;
Authorized: 50,000,000 shares
Issued and outstanding: 14,190,287 shares at March 31, 2006 and 1,468,235 shares at March 31, 2005	142	15
Additional paid-in capital	101,430	4,397
Deferred stock-based compensation	(397)	(630)
Accumulated other comprehensive loss	(240)	(368)
Accumulated deficit	(49,619)	(40,975)

Total stockholders’ equity (deficit)	51,316	(37,561)

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$62,114	$29,774

The accompanying notes are an integral part of these consolidated financial statements.

MICRUS ENDOVASCULAR CORPORATION
Consolidated Statements of Operations

	Year Ended March 31,

	2006	2005	2004

	(In thousands, except per
	share amounts)
Revenues	$32,781	$24,012	$15,700
Cost of goods sold	9,710	8,003	5,725

Gross profit	23,071	16,009	9,975

Operating expenses:
Research and development	6,589	2,360	2,927
Sales and marketing	15,171	8,781	6,012
General and administrative	10,307	11,884	3,511

Total operating expenses	32,067	23,025	12,450

Loss from operations	(8,996)	(7,016)	(2,475)
Interest and investment income	1,295	177	153
Interest expense	(12)	(29)	(20)
Other income (expense), net	(632)	164	328

Loss before benefit from income taxes	(8,345)	(6,704)	(2,014)
Benefit from income taxes	(84)	—	—

Net loss	(8,261)	(6,704)	(2,014)
Accretion of redeemable convertible preferred stock to redemption value including beneficial conversion feature	(659)	(588)	(530)

Net loss attributable to common stockholders	$(8,920)	$(7,292)	$(2,544)

Net loss per share attributable to common stockholders:
Basic and diluted	$(0.79)	$(5.22)	$(2.02)

Weighted-average number of shares used in per share calculations:
Basic and diluted	11,240	1,397	1,257

The accompanying notes are an integral part of these consolidated financial statements.

MICRUS ENDOVASCULAR CORPORATION
Consolidated Statements of Stockholders’ Equity (Deficit)

					Accumulated		Total
	Common Stock		Additional	Deferred	Other		Stockholders’
			Paid-in	Stock-Based	Comprehensive	Accumulated	Equity
	Shares	Amount	Capital	Compensation	Loss	Deficit	(Deficit)

	(In thousands)
Balance at March 31, 2003	1,247	$13	$—	$—	$(231)	$(32,257)	$(32,475)
Comprehensive loss:
Net loss	—	—	—	—	—	(2,014)	(2,014)
Translation adjustment	—	—	—	—	(58)	—	(58)
Change in unrealized gain on investments	—	—	—	—	21	—	21

Total comprehensive loss							(2,051)
Exercise of stock options	14	—	11	—	—	—	11
Deferred stock based compensation	—	—	1,119	(1,119)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	87	—	—	87
Fair value of warrants	—	—	298	—	—	—	298
Non-employee stock-based compensation	—	—	467	—	—	—	467
Accretion of redemable convertible preferred stock to redemption value	—	—	(530)	—	—	—	(530)

Balance at March 31, 2004	1,261	13	1,365	(1,032)	(268)	(34,271)	(34,193)
Comprehensive loss:
Net loss	—	—	—	—	—	(6,704)	(6,704)
Translation adjustment	—	—	—	—	(56)	—	(56)
Change in unrealized loss on investments	—	—	—	—	(44)	—	(44)

Total comprehensive loss							(6,804)
Issuance of common stock in exchange for in-process technology	4	—	25	—	—	—	25
Exercise of stock options	203	2	175	—	—	—	177
Deferred stock-based compensation associated with stock options forfeited	—	—	(137)	137	—	—	—
Beneficial conversion feature related to issuance of Series E preferred stock	—	—	383	—	—	—	383
Amortization of deferred stock-based compensation	—	—	—	265	—	—	265
Stock-based compensation related to option modification	—	—	2,985	—	—	—	2,985
Non-employee stock-based compensation	—	—	189	—	—	—	189
Accretion of redeemable convertible preferred stock to redemption value	—	—	(588)	—	—	—	(588)

Balance at March 31, 2005	1,468	15	4,397	(630)	(368)	(40,975)	(37,561)

MICRUS ENDOVASCULAR CORPORATION
Consolidated Statements of Stockholders’ Equity (Deficit) — (Continued)

					Accumulated		Total
	Common Stock		Additional	Deferred	Other		Stockholders’
			Paid-in	Stock-Based	Comprehensive	Accumulated	Equity
	Shares	Amount	Capital	Compensation	Loss	Deficit	(Deficit)

	(In thousands)
Comprehensive loss:
Net loss	—	—	—	—	—	(8,261)	(8,261)
Translation adjustment	—	—	—	—	92	—	92
Change in unrealized loss on investments	—	—	—	—	36	—	36

Total comprehensive loss							(8,133)
Issuance of common stock in connection with the initial public offering (“IPO”), net of issuance costs	3,250	33	30,439	—	—	—	30,472
Conversion of preferred stock to common stock in connection with the IPO	7,920	79	59,148	—	—	—	59,227
Exercise of over-allotment by underwriters	250	3	2,555	—	—	—	2,558
Reclassification of liability for Series E preferred stock warrants upon IPO	—	—	3,358	—	—	—	3,358
Beneficial conversion feature related to issuance of Series E prefereed stock	—	—	—	—	—	(383)	(383)
Accretion of preferred stock	—	—	(276)	—	—	—	(276)
Exercise of common stock warrants	699	6	863	—	—	—	869
Exercise of stock options	563	6	459	—	—	—	465
Issuance of shares under employee stock purchase plan	40	—	333	—	—	—	333
Amortization of deferred stock-based compensation	—	—	—	229	—	—	229
Deferred stock-based compensation associated with stock options forfeited	—	—	(4)	4	—	—	—
Non-employee stock-based compensation	—	—	160	—	—	—	160
Payment for fractional shares on stock split	—	—	(2)	—	—	—	(2)

Balance at March 31, 2006	14,190	$142	$101,430	$(397)	$(240)	$(49,619)	$51,316

The accompanying notes are an integral part of these consolidated financial statements.

MICRUS ENDOVASCULAR CORPORATION
Consolidated Statements of Cash Flows

	Year Ended March 31,

	2006	2005	2004

	(In thousands)
Cash flows from operating activities:
Net loss	$(8,261)	$(6,704)	$(2,014)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	989	505	424
Provision for doubtful accounts	102	11	176
Loss on disposal of equipment	1	2	2
Provision for impairment of inventory	264	734	739
Increase in fair value of 2005 common stock warrants	158	—	—
Realized loss on investments	5	16	20
Stock-based compensation expense	389	3,439	554
Changes in operating assets and liabilities:
Accounts receivable	(4,005)	(1,385)	(621)
Inventories	(239)	(2,470)	(540)
Prepaid expenses and other current assets	(134)	(159)	12
Other assets	(208)	(28)	(1)
Accounts payable	(938)	1,522	(116)
Accrued payroll and other related expenses	1,507	583	306
Accrued liabilities	826	549	335
Other non-current liabilities	489	(17)	8

Net cash used in operating activities	(9,055)	(3,402)	(716)

Cash flows from investing activities:
Purchase of Neurologic UK Ltd., net of cash acquired	(5,139)	—	—
Acquisition of property and equipment	(2,070)	(612)	(330)
Payment to Biotronik AG for developed technology	(731)	—	—
Purchases of available-for-sale securities	—	—	(7,156)
Proceeds from sales of available-for-sale securities	2,000	3,074	2,521

Net cash (used in) provided by investing activities	(5,940)	2,462	(4,965)

Cash flows from financing activities:
Proceeds from issuance of common stock, net of issuance costs	33,872	(844)	—
Proceeds from exercise of preferred and common stock warrants	1,007	61	—
Proceeds from exercise of stock options	465	177	11
Proceeds from employee stock purchase plan	333	—	—
Proceeds from (costs of) issuance of convertible preferred stock and warrants	(11)	11,861	9,942

Net cash provided by financing activities	35,665	11,255	9,953

Effect of exchange rate changes on cash	416	(225)	(192)
Net increase in cash and cash equivalents	20,670	10,315	4,272
Cash and cash equivalents at beginning of period	15,017	4,927	847

Cash and cash equivalents at end of period	$36,104	$15,017	$4,927

Supplemental disclosure of cash flow information:
Interest paid	$12	$29	$20
Income taxes paid — liability assumed in Neurologic UK Ltd. acquisition	$192	$—	$—
Supplemental schedule of noncash investing and financing activities:
Conversion of preferred stock to common stock	$59,227	$—	$—
Accretion to redemption value of redeemable convertible preferred stock including beneficial conversion feature	$659	$588	$530
Reclassification of 2005 common stock warrants to equity	$3,358	$—	$—
Accrued first year earn-out payment associated with the purchase of Neurologic UK Ltd.	$1,403	$—	$—
Accrued milestone payment associated with the Biotronik AG transaction	$732	$—	$—
Accrued offering cost for issuance of common stock	$—	$450	$—
The accompanying notes are an integral part of these consolidated financial statements.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Formation and Business of the Company
      Micrus Endovascular Corporation (the “Company”), formerly Micrus Corporation, was incorporated under the laws of the state of Delaware in June 1996. The Company develops, manufactures and markets both implantable and disposable medical devices used in the treatment of cerebral vascular diseases.

Stock split
      On June 10, 2005, the Company effected a one-for-2.25 reverse stock split of its preferred and common shares. All preferred and common share data presented herein have been restated to retroactively reflect the reverse stock split.

Initial public offering
      On June 21, 2005, the Company completed an initial public offering (“IPO”) in which it sold 3,250,000 shares of common stock at $11.00 per share providing net cash proceeds to the Company of approximately $33,248,000, net of underwriting discounts and commissions. Upon the closing of the IPO, all of the Company’s outstanding shares of redeemable convertible preferred stock automatically converted into 7,919,626 shares of common stock. On July 6, 2005, the underwriters purchased an additional 250,000 shares of common stock at $11.00 per share pursuant to their over-allotment option. Together with the over-allotment shares sold by the Company, cash proceeds to the Company in the offering were approximately $33,030,000, net of underwriting discounts and offering expenses.
Note 2 — Summary of Significant Accounting Policies

Principles of consolidation
      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Micrus Endovascular SA and Micrus Endovascular UK Limited. All significant intercompany balances and transactions have been eliminated in consolidation.
      The Company’s international subsidiaries use the local currency as their functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Revenue, expense, gains and losses accounts are translated at average exchange rates during the period. Resulting translation adjustments are recorded directly to accumulated other comprehensive income (loss).

Use of estimates
      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. These estimates and assumptions include reserves and write-downs related to accounts receivable and inventories, the recoverability of long-term assets, deferred tax assets and related valuation allowances and valuation of equity instruments.

Revenue recognition and product warranty
      The Company generates revenues from the sale of its microcoil product line and related equipment and accessories. Revenue is generated from sales to hospitals and third-party distributors.
      Revenue is recognized when evidence of an arrangement exists, delivery to the customer has occurred, the selling price is fixed or determinable and collectibility is reasonably assured. Revenue is recognized generally upon shipment after the receipt of a replenishment or purchase order.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The evidence of an arrangement generally consists of a contract or a purchase order approved by the customer.
      Delivery to the customer occurs when the customer takes title to the product. Generally title passes upon shipment, but may occur when the product is received by the customer based on the terms of the agreement with the customer.
      The selling price for all sales are fixed and agreed with the customer prior to shipment and are generally based on established list prices.
      The Company performs credit checks on new customers and periodic credit checks on existing customers. Accordingly, collectibility is generally assured prior to shipment. In the event a sale is made to a customer for which collectibility is not reasonably assured, the Company either requires prepayment of the order or revenue is deferred and recognized upon collection. The Company maintains a reserve for amounts which may not be collectible.
      Sales made to the Company’s South American distributors are made according to the same contractual terms as sales made to other customers. However, the Company has historically experienced longer delays in receiving payments and a higher level of write-offs relating to its South American distributors and has been unable to conclude that collectibility is reasonably assured at the time that the customer takes title to the inventory on sales to this class of customers. Accordingly, for this class of customers, the Company recognizes revenue when cash is collected. Revenues recognized from these customers were $839,000, $757,000, and $854,000 for the years ended March 31, 2006, 2005, and 2004, respectively. The related cost of goods sold is deferred and recognized at the time the related sale is recognized.
      The Company maintains inventory at various hospital locations under the custody of hospital personnel for use in procedures. The Company recognizes revenue on sales to these customers when the revenue criteria have been met, which occurs when the hospital informs the Company that product has been removed from inventory and used in a procedure.
      Once a sale has occurred, the customer has no right of return and the Company provides its customers with limited warranty privileges. To date, product returns under warranty have not been significant.
      Sales to distributors are recognized at the time of shipment, provided that the Company has received an order, the price is fixed or determinable and collectibility is reasonably assured. Non-refundable fees received from distributors upon entering into multi-year distribution agreements, where there is no culmination of a separate earnings process, are deferred and amortized over the term of the distribution agreement or the expected period of performance, whichever is longer.

Allowance for doubtful accounts
      The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company provides an allowance for specific customer accounts where collection is doubtful and also provides an allowance for other accounts based on historical collection and write-off experience. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Certain significant risks and uncertainties
      Certain of the Company’s products require approval from the Food and Drug Administration and foreign regulatory agencies prior to commercialized sale and are subject to continued regulations once approved. There can be no assurance that the Company’s new products or new versions of previous products will receive these required approvals. If the Company was denied such approvals or such approvals were delayed, it could have a materially adverse impact on the Company.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      A portion of the Company’s sales operations are based outside of the United States, principally in Europe and South America. As a result, the Company must comply with a wide variety of foreign laws and regulations. In particular, the Company may be materially adversely affected by changes in the political, social and economic conditions in these countries, and by changes in government policies with respect to such matters as laws and regulations, methods to address inflation, currency conversion and restrictions and rates and methods of taxation.
      Certain of the components and materials used in the Company’s devices are provided by single source suppliers. The loss of any of these suppliers, or their inability to supply the Company with an adequate supply of materials could have a materially adverse impact on the Company.

Cash and cash equivalents and short-term investments
      The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash equivalents may be invested in money market funds. Cash equivalents are carried at cost, which approximates fair value.

Available-for-sale securities
      The Company has classified its investments as “available-for-sale.” Such investments are recorded at fair market value with unrealized gains and losses on such securities reported as a separate component of stockholders’ equity (deficit). Realized gains and losses on sales of all such securities are reported in earnings and computed using the specific identification cost method. Realized gains or losses and charges for other-than-temporary declines in value, if any, on available-for-sale securities are reported in other income or expense as incurred. The Company periodically evaluates these investments for other-than-temporary impairment.

Fair value of financial instruments
      Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, investments, accounts receivable, accounts payable, accrued expenses and other liabilities, approximate fair value due to their short maturities. Estimated fair value for marketable securities, which are separately disclosed elsewhere, are based on quoted market prices for the same or similar instruments.

Concentration of credit risk
      Financial instruments, which potentially subject the Company to concentrations of credit risk, are cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with various major financial institutions. Deposits in these banks may exceed the amount of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents.
      The Company grants credit to its business customers, which are primarily located in the United States, Europe, and South America, and performs ongoing credit evaluations on its customers and collateral is generally not required for trade receivables. The Company maintains allowance for potential credit losses and such losses have been within the Company’s expectations.
      The Company had no customer which accounted for 10% of revenues for the year ended March 31, 2006. The Company had one customer which accounted for 26% of accounts receivable at March 31, 2006. The Company had one customer who accounted for 14% of revenues for the year ended March 31, 2005. The Company had one customer which accounted for 13% of accounts receivable at March 31, 2005. The Company had one customer who accounted for 15% of revenues for the year ended March 31, 2004.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inventory Valuation
      Inventories of raw materials, work-in-progress and finished goods are stated at the lower of cost or market, cost being determined under a standard cost method, which approximates first-in, first-out.
      The Company makes inventory provisions for estimated excess and obsolete inventory based on management’s assessment of future demand and market conditions. If actual future demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Property and equipment
      Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the related assets, which is generally three to seven years. Amortization of leasehold improvements is computed using the straight-line method over the shorter of the remaining lease term or the estimated useful life of the related assets. Upon sale or retirement of assets, the costs and related accumulated depreciation and amortization are removed from the consolidated balance sheets and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

Impairment of long-lived assets
      The Company reviews long-lived assets, including property and equipment and intangibles, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss is recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. Impairment, if any, is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Through March 31, 2006, there have been no such impairments.

Goodwill and Intangible assets
      Goodwill represents the excess of the purchase price over the fair value of the net tangible and identifiable intangible assets acquired in a business combination. Intangible assets resulting from acquisitions accounted for using the purchase method of accounting are estimated by management based on the fair market value of assets received. Identifiable intangible assets are comprised of customer relationships, distribution agreements and non compete agreements, and are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over their estimated useful lives ranging from five to six years. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill is not subject to amortization. The Company evaluates goodwill for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances suggest that the carrying amounts may not be recoverable.
      Intangible assets not resulting from acquisitions are comprised of patents and licensed technology, and are carried at cost less accumulated amortization. Amortization of patents is computed using the straight-line method over their estimated useful lives of ten years. Patent application, maintenance costs and costs incurred in obtaining the license rights to technology in the research phase are expensed as incurred. Amortization of licensed technology is computed using the straight-line method over its estimated useful life of seven years when the Company starts selling the product and generating revenue.

Redeemable convertible preferred stock
      The carrying value of redeemable convertible preferred stock is increased by periodic accretion, using the effective interest method, so that the carrying amount will equal the redemption value at the redemption date. These increases are affected through charges against additional paid in capital and accumulated deficit.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Comprehensive loss
      Comprehensive loss generally represents all changes in stockholders’ equity (deficit) except those resulting from investments or contributions by stockholders. The Company’s unrealized gains and losses on its available-for-sale securities and the foreign currency translation represent the only components of comprehensive loss excluded from reported net loss. These components of comprehensive loss are presented in the statement of stockholders’ equity (deficit).

Income taxes
      The Company accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to effect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Research and development
      Research and development costs are charged to operations as incurred and consist primarily of costs associated with evaluating in-process technology, purchases of intellectual property, personnel costs and supplies.

Advertising costs
      Advertising costs are expensed as incurred and included in sales and marketing expenses.

Foreign currency transactions
      Other income includes foreign currency gains or losses related to a loan with the Company’s Swiss subsidiary, and currency gains or losses resulting from differences in exchange rates between the time of recording of the transaction and the cash settlement of foreign currency denominated receivables and payables. The Company recorded currency gains/(losses) for the years ended March 31, 2006, 2005, and 2004 of ($444,000), $223,000, and $286,000, respectively.

Reclassifications
      Certain prior year amounts have been reclassified to conform to current year presentation. These reclassifications had no impact on previously reported total assets, stockholders’ equity (deficit) or net loss.

Net loss per common share
      Basic net loss per share is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by giving effect to all potential dilutive common shares, including options, warrants and redeemable convertible preferred shares. There is no difference between basic and diluted net loss per share for all

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
periods presented due to the Company’s net losses. A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share follows (in thousands):

	Year Ended March 31,

	2006	2005	2004

Numerator:
Net loss	$(8,261)	$(6,704)	$(2,014)
Beneficial conversion feature of preferred stock	(383)	—	—
Accretion of redeemable convertible preferred stock to redemption value	(276)	(588)	(530)

Net loss attributable to common stockholders	$(8,920)	$(7,292)	$(2,544)

Weighted-average number of common shares outstanding used in computing basic and diluted net loss per share	11,240	1,397	1,257

Anti-dilutive securities
      The following outstanding options, redeemable convertible preferred shares and warrants were excluded from the computation of diluted net loss per common share for the periods presented because their impact would have been anti-dilutive (in thousands):

	Year Ended March 31,

	2006	2005	2004

Redeemable convertible preferred stock (as if converted)	—	7,901	6,545
Options to purchase common stock	2,804	2,447	1,620
Warrants to purchase common stock	—	834	834
Warrants to purchase redeemable convertible preferred stock (as if converted)	—	405	424

	2,804	11,587	9,423

Stock-based compensation
      The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and complies with the disclosure requirements of SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of the Financial Accounting Standards Board (“FASB”) Statement No. 123.” Under APB No. 25, compensation expense is based upon the excess of the estimated fair value of the Company’s stock over the exercise price, if any, on the grant date. Employee stock-based compensation is amortized on a straight-line basis over the vesting period of the underlying options. SFAS No. 123 defines a “fair value” based method of accounting for an employee stock option or similar equity investment.
      The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” which requires that the fair value of such instruments be recognized as an expense over the period in which the related services are received based on the fair value of the instruments as they vest. Stock-based compensation expense for non-employee equity instruments is recognized using the multiple option method as prescribed by Financial Accounting Standards Board Interpretation (“FIN”) No. 28, “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans,” as they vest.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation arrangements (in thousands, except per share data):

	Year Ended March 31,

	2006	2005	2004

Net loss attributable to common stockholders	$(8,920)	$(7,292)	$(2,544)
Add: Stock-based employee compensation expenses included in reported net loss	229	3,250	87
Deduct: Total stock-based employee compensation expenses determined under fair value based method for all awards	(829)	(4,300)	(164)

Adjusted net loss	$(9,520)	$(8,342)	$(2,621)

Net loss per common share, basic and diluted:
As reported	$(0.79)	$(5.22)	$(2.02)

Adjusted	$(0.85)	$(5.97)	$(2.09)

      The fair value of options was estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended March 31,

	2006	2005	2004

Risk-free interest rates	4.3%	3.5%	2.1%
Expected lives	4 years	4 years	4 years
Dividend yield	0.0%	0.0%	0.0%
Volatility factor	44.0%	0.0%	0.0%
      Based on the above assumptions, the weighted-average estimated fair value per share of options granted was $3.69, $0.74 and $3.15 per share for the years ended March 31, 2006, 2005, and 2004, respectively.
      Prior to the Company’s initial filing on Form S-1 with the Securities and Exchange Commission in March 2005, the fair value of option grants to employees was computed using the minimum value method. Following the IPO, the value of each option has been estimated using the Black-Scholes option-pricing model with a volatility rate which is based upon the expected volatility of the Company’s stock price over the life of the option. Future option grants to employees will continue to be valued using an expected volatility factor and, accordingly, the above results are not representative of future results.
      The pro forma net loss and net loss per share listed above include expense related to the Company’s employee stock purchase plan. The fair value of issuances under the employee stock purchase plan is estimated on the date of issuance using the Black-Scholes option-pricing model, with the following assumptions for issuances made in 2006:

Year
Ended
March 31,

2006

Risk-free interest rate	4.19%
Expected lives	0.4 years
Expected dividend yield	0.0%
Volatility factor	44.0%

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Based on the above assumptions, the weighted-average estimated grant date fair value of purchase rights granted was $2.69 per share for the year ended March 31, 2006.

Recent accounting pronouncements
      In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which replaced SFAS No. 123 and superseded APB No. 25. SFAS No. 123R addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for either equity instruments of the company or liabilities that are based on the fair value of the company’s equity instruments or that may be settled by the issuance of such equity instruments. Under SFAS No. 123R, companies will no longer be able to account for share-based compensation transactions using the intrinsic method in accordance with APB No. 25 but will be required to account for such transactions using a fair-value method and recognize the expense in the consolidated statements of operations. SFAS No. 123R is effective beginning in the Company’s first quarter of fiscal year 2007.
      As permitted by SFAS No. 123, we currently account for share-based payments to employees using the intrinsic value method of APB No. 25 and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of the fair value method of SFAS No. 123R will have a significant impact on the results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. While SFAS No. 123R permits entities to continue the use of the Black-Scholes option-pricing model, SFAS No. 123R also permits the use of a “binomial model.” Based on the research done by the Company on the alternative models available to value option grants, and in conjunction with the type and number of stock options the Company expects to issue in the future, the Company has determined that it will continue to use the Black-Scholes option-pricing model for stock option valuation upon the adoption of SFAS No. 123R.
Note 3 — Business Combination
      On September 20, 2005, the Company entered into a Share Purchase Agreement (“Purchase Agreement”) acquiring all of the outstanding capital stock of Neurologic UK Limited (“Neurologic”), a privately held distributor of the Company’s products in the United Kingdom (“UK”). Neurologic accounted for approximately 14% of the Company’s revenues during the fiscal year ended March 31, 2005. The acquisition of Neurologic, which was the Company’s largest distributor, is intended to provide the Company with additional leverage and a strengthened presence in the UK market and the Company intends to use this acquisition as a platform to expand sales to existing accounts and support sales to customers using alternative procedures and competing products.
      The transaction included an initial cash payment of approximately $4,709,000 in addition to future multi-year revenue based earn-out payments. All three earn-out payments shall be one-third of Neurologic’s product sales during specified periods. At March 31, 2006, the Company has accrued for the additional consideration of approximately $1,403,000 for the first year earn-out payment which has been added to goodwill. The Company paid the first year earn-out in April 2006. In November 2005, the Company paid additional consideration of approximately $120,000 as a purchase price adjustment pursuant to the provisions of the Purchase Agreement.
      As a result of the purchase of Neurologic, the Company has a new wholly owned subsidiary in the UK and has changed the name from Neurologic to Micrus Endovascular UK Limited (“Micrus Endovascular UK”). The Company concurrently entered into long term Services Agreements with each of the two founders of Neurologic to provide for their employment by Micrus Endovascular UK.
      In addition, pursuant to the Purchase Agreement, the two founders of Neurologic agreed to a non-competition provision to last for a period of six years, under which they may not actively carry on any

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
business that would compete with Neurologic’s business within the UK or Ireland. Similarly, they agreed not to solicit former clients, customers or suppliers of Neurologic for a period of three years.
      The transaction has been accounted for under the purchase method of accounting and, accordingly, the results of operations are included in the accompanying consolidated statements of operations for all periods or partial periods subsequent to the acquisition date.
      The total consideration paid of approximately $7,159,000 consisted of the cash payments and accrued first year earn-out payment totaling $6,232,000, the assumed forgiveness of receivables from Neurologic to Micrus Endovascular SA at the acquisition date of $611,000, and direct acquisition related costs of $316,000.
      The net tangible assets acquired and liabilities assumed in the acquisition were recorded at fair value. The Company determined the valuation of the identifiable intangible assets acquired in the transaction to be $3,900,000 using future revenue assumptions and a valuation analysis. The amounts allocated to the identifiable intangible assets were determined through established valuation techniques accepted in the technology industry. Additionally, the Company recorded goodwill of $3,309,000 associated with the purchase of Neurologic.
      The Company performed its annual test for impairment of goodwill in the fourth quarter of fiscal year 2006 and management determined that there was no impairment of goodwill. However the Company could be required to record impairment charges in future periods if indicators of potential impairment exist.
      The goodwill has been allocated to the Company’s Europe business segment.
      The consideration paid for Neurologic was comprised of (in thousands):

Total cash payments and accrued first year earn-out payment	$6,232
Forgiven intercompany payables	611
Direct acquisition related costs	316

Total consideration	$7,159

      The purchase price of Neurologic was allocated as follows (in thousands):

Acquired net assets	$664
Deferred tax liability	(714)
Goodwill	3,309
Other intangible assets consisting of:
Customer relationships	900
Distribution agreements	2,300
Non-compete agreements	700

Total purchase price	$7,159

      Any future earn-out payments will be added to goodwill.
      The Company has recorded a deferred tax liability for the tax effect of the amortizable intangible assets which are not deductible for tax purposes.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

Cash	$6
Accounts receivable	760
Inventories	690
Prepaid expenses and other current assets	143

Total current assets acquired	1,599
Accounts payable	(612)
Accrued and other liabilities	(323)

Total current liabilities assumed	(935)

Net assets acquired	$664

      The following table presents pro forma financial information for the combined entity of Micrus Endovascular and Neurologic for the years ended March 31, 2006 and 2005, as if the acquisition had occurred at the beginning of each of the periods presented after giving effect to certain purchase accounting adjustments (in thousands, except per share amounts):

	Year Ended
	March 31,

	2006	2005

Total revenues	$33,560	$25,356
Net loss	$(9,221)	$(7,706)
Net loss per share — basic and diluted	$(0.82)	$(5.52)
      The components of intangible assets resulting from the Neurologic acquisition as of March 31, 2006 are as follows (in thousands):

	Gross Carrying	Accumulated	Net Carrying
	Amount	Amortization	Amount

Customer relationships	$900	$92	$808
Distribution agreements	2,300	234	2,066
Non-compete agreements	700	59	641

	$3,900	$385	$3,515

      The identifiable intangible assets are subject to amortization and have original estimated useful lives as follows: customer relationships — five years, distribution agreements — five years, non compete agreements — six years.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The future amortization of the identifiable intangible assets is as follows (in thousands):

Amortization

For Years Ended March 31,
2007	$757
2008	757
2009	757
2010	757
2011	431
2012	56

Total	$3,515

      On July 28, 2005, the Company entered into a Technology Transfer Agreement with Vascular FX, a Delaware limited liability company, pursuant to which the Company purchased the intellectual property (“IP”) of Vascular FX. The $4.0 million cash purchase price includes a $1.5 million payment at closing followed by milestone payments to be made over time, in addition to royalty payments on potential future product sales. On January 31 and May 31, 2006, the Company made milestone payments of $1.0 million and $1.5 million, respectively. The Company has recorded the initial and milestone payments in the corresponding accounting periods as research and development expense since there are currently no FDA approved products being sold and the intellectual property has no alternative future use. There are no future milestone payments to Vascular FX under the terms of the agreement.
      On January 6, 2006, the Company entered into a License, Development and Distribution Agreement (the “Biotronik Agreement”) with Biotronik AG, a Swiss corporation (“Biotronik”), pursuant to which the Company will collaborate with Biotronik to develop certain neurovascular products and the Company will be the exclusive worldwide distributor for neurovascular products. Pursuant to the terms of the agreement, Biotronik granted to the Company an exclusive license to certain patents, know-how and other proprietary technology in the neurovascular field. The Biotronik Agreement has a term that is perpetual unless earlier terminated by the parties or by operation of law.
      Under the terms of the Biotronik Agreement, the Company paid an upfront licensing fee of €500,000, or approximately $610,000, and was required to make milestone payments to Biotronik upon receipt of approvals to market stent products we jointly developed for the treatment of neurovascular disease and royalty payments on the products sold. The Company has recorded the upfront licensing fee as research and development expense in the fiscal year ended March 31, 2006 as there were no regulatory clearances for a product at that time. In February 2006, Biotronik met the established milestones of the agreement when it received CE Mark clearance for the Pharos product intended for both the treatment of aneurysms and the treatment of ischemic diseases. As a consequence the Company paid milestone payments to Biotronik of $731,000 and $732,000 in March and April 2006, respectively. The Company has recorded the milestone payments of $1,462,000 as capitalized licensed technology at March 31, 2006 since there was a CE Mark approved product available for sale. The Company will amortize the capitalized licensed technology over the estimated useful life of seven years once the Company starts selling the product and generating revenue. The Company will also make royalty payments to Biotronik when it starts selling the Pharos product. Under the terms of this agreement, there are no future milestone payments to Biotronik related to the Pharos stent.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Note 4 — Balance Sheet Components

Available-for-sale securities
      Available-for-sale securities are summarized as follows (in thousands):

	March 31,

	2006	2005

Government Securities:
Fair market value	$984	$2,954
Amortized cost basis	995	3,001

Unrealized gain (loss)	$(11)	$(47)

      Maturities of securities at March 31, 2006 are within one year. Realized losses have not been significant.

Inventories
      Inventories consisted of the following (in thousands):

	March 31,

	2006	2005

Raw materials	$507	$664
Work-in-progress	504	722
Finished goods	1,294	1,340
Consigned inventory	2,874	1,794
Inventory held by Latin American distributors	230	361

Gross inventory	5,409	4,881
Less inventory allowances	(930)	(951)

	$4,479	$3,930

      Consigned inventory is held at customer locations, primarily hospitals, and is under the physical control of the customer. The Company retains title to the inventory until used and purchased by the customer, generally when used in a medical procedure.

Property and equipment
      Property and equipment consisted of the following (in thousands):

	March 31,

	2006	2005

Computer equipment and software	$1,093	$925
Furniture, fixtures and equipment	2,419	1,438
Leasehold improvements	1,040	192

Total cost	4,552	2,555
Less accumulated depreciation and amortization	(2,064)	(1,633)

	$2,488	$922

      Depreciation and amortization expense was $491,000, $395,000 and $314,000 for the years ended March 31, 2006, 2005 and 2004, respectively.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intangible assets
      Intangible assets consisted of the following (in thousands):

	March 31

	2006	2005

Identifiable intangible assets-Neurologic acquisition	$3,900	$—
Licensed technology-Biotronik	1,462	—
Patents	1,100	1,100

	6,462	1,100
Less accumulated amortization	(1,045)	(550)

	$5,417	$550

      The identifiable intangible assets are being amortized using the straight-line method over the useful lives ranging from five to six years as follows: customer relationships — five years, distribution agreements — five years, non compete agreements — six years. Amortization expense was $388,000 for the year ended March 31, 2006.
      The licensed technology will be amortized using the straight-line method over seven years. The amortization period will begin once the Company starts selling the stent product associated with this licensed technology and generating revenue.
      The patents are being amortized using the straight-line method over seven years. Amortization expense was $110,000 for each of the years ended March 31, 2006, 2005 and 2004. Amortization for each of the next four years is expected to be $110,000 per year.

Accruals
      Accrued payroll and other related expenses consisted of the following (in thousands):

	March 31,

	2006	2005

Accrued bonuses	$1,157	$579
Accrued salaries	478	304
Accrued vacation	804	504
Accrued commissions	392	113
Accrued payroll taxes	316	163

	$3,147	$1,663

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Accrued liabilities consisted of the following (in thousands):

	March 31,

	2006	2005

Earn-out payment in connection with Neurologic acquisition	$1,403	$—
Biotronik milestone payment	732	—
Accrued professional fees	709	825
Import handling fee — Japan product shipments	282	—
Deferred revenue from Japan distribution agreement	150	—
Marketing related programs	144	—
Other	888	512

	$4,308	$1,337

Other non-current liabilities
      Other non-current liabilities consisted of the following (in thousands):

	March 31,

	2006	2005

Deferred tax liability	$641	$—
Deferred revenue from Japan distribution agreement	525	—
Other non-current liabilities	89	51

	$1,255	$51

      On September 30, 2005, the Company entered into a five-year, exclusive Distribution Agreement with Goodman, CO., LTD (“Goodman”). Under the terms of the Distribution Agreement, Goodman will promote and market the Company’s full line of products, as such products are approved, in Japan and will purchase a minimum of $27.25 million of such products over the five year term of the agreement, ranging from $2.0 million during the fiscal year ended March 31, 2006 to $9.0 million during the fiscal year ending March 31, 2010. In connection with the Distribution Agreement, Goodman paid the Company an up-front cash payment of $750,000 which has been recorded as deferred revenue. The Company is recognizing the deferred revenue on a straight-line basis over the five year term of the agreement.
Note 5 — Income Taxes
      As of March 31, 2006, the Company had federal, state and foreign net operating loss carryforwards (“NOLs”) of approximately $30,800,000, $16,500,000 and $2,100,000, respectively. The federal NOLs will expire at various dates beginning in 2012 and the state NOLs expire beginning in 2007, and the foreign NOLs will expire beginning in 2009.
      The Company also had federal and state research and development tax credit carryforwards of approximately $930,000 and $780,000 as of March 31, 2006. The federal credits will expire beginning in 2012 and the state credits can be carried forward indefinitely.
      The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in the case of an “ownership change” of a corporation. An ownership change, as defined, may restrict utilization of tax attribute carryforwards. The Company experienced an ownership change, as defined in Section 382 of the Internal Revenue Code, in May 2002, but the previously limited net operating loss and tax credit carryovers have now become available to offset taxable income in future periods. The Company has not determined if an ownership change has occurred in the period subsequent to the May 2002 ownership change. If a second

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
ownership change has occurred, all net operating loss carryovers and all tax credit carryovers arising prior to the ownership change would be subject to limitation in the post change period for US tax purposes.
      Tax filings are based on tax laws which are subject to significant and varied interpretation. It is often unclear whether a particular position taken in a tax return will ultimately be sustained. The Company has reviewed its filing positions and believes it has adequately accrued for such uncertainties.
      The related benefit from income taxes consisted of the following:

	Year Ended
	March 31,

	2006	2005	2004

Current
Federal	$—	$—	$—
State	—	—	—
Foreign	(11)	—	—

Total current income tax benefit	(11)	—	—

Deferred
Federal	—	—	—
State	—	—	—
Foreign	(73)	—	—

Total deferred income tax benefit	(73)	—	—

Total income tax benefit	$(84)	$—	$—

      The Company has incurred net operating losses for both federal and state purposes since inception and, as a result, the Company has paid no federal or state income taxes. In fiscal 2006, the Company has a current tax benefit of approximately $11,000 arising from a net operating loss attributed to Neurologic for the period after the acquisition date and a noncurrent tax benefit of approximately $73,000 for the tax effect of the current year amortization related to the intangible assets acquired in the Neurologic transaction which are not deductible for tax purposes.
      Net deferred tax assets (liabilities) consisted of the following (in thousands):

	March 31,

	2006	2005

Deferred tax assets:
Net operating loss carryforwards	$11,992	$11,198
Basis difference in fixed assets	326	2,266
Accruals deductible in different periods	2,324	1,828
Credit carryforwards	1,436	1,439

Total deferred tax assets	16,078	16,731
Less valuation allowance	(16,078)	(16,731)

Net deferred tax asset	—	—
Deferred tax liabilities:
Basis difference in intangible assets	641	—

Total deferred tax liabilities	(641)	—

Net deferred tax liability	$(641)	$—

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets. Management evaluates on a periodic basis the recoverability of deferred tax assets. At such time as it is determined that it is more likely than not that deferred tax assets are realizable, the valuation allowance will be reduced.
      The effective tax rate differs from the U.S. federal statutory rate as a result of the following:

	Year Ended March 31,

	2006	2005	2004

Income tax benefit at statutory rate	(35)%	(35)%	(35)%
State taxes, net of federal benefit	(3)%	(6)%	(6)%
Non-US income taxed at different rates	11%	—	—
Change in valuation allowance	23%	26%	28%
Nondeductible deferred compensation	1%	15%	13%
Other	2%	0%	0%

Effective income tax rate	(1)%	0%	0%

Note 6 — Commitments and Contingencies

Lease commitments
      On June 6, 2005, the Company and its current landlord entered into a non-cancelable 7-year lease agreement (the “Lease”). Pursuant to the Lease, the Company has leased approximately 42,000 square feet of building space which is being used as the Company’s headquarters in the United States with both administrative and manufacturing facilities. The Lease commenced in January 2006, with an option for one 5 year extension that may be exercised by the Company.
      The Lease provides for a base rent that increases periodically and averages approximately $41,445 monthly over the lease period and is accounted for on a straight-line basis. The Lease also provides for certain additional payments including the Company’s share of landlord’s operating expenses, including project costs, property taxes and overhead management fees.
      The Company’s old lease of approximately 20,000 square feet of building space with its landlord terminated upon the commencement of the new lease.
      Additionally, the Company leases office space for its two wholly-owned subsidiaries, Micrus SA and Micrus UK, under non-cancelable lease agreements with terms through November 2011 and December 2010, respectively. The combined rent expense for the two operating leases is approximately $90,000 annually. The leases also provide for certain additional payments including the Company’s share of the landlord’s operating expenses.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Future minimum lease payments are as follows (in thousands):

Minimum
Lease
Payments

For Years Ended March 31,
2007	$625
2008	623
2009	615
2010	592
2011 and beyond	1,527

Total minimum lease payments	$3,982

      Rent expense for the years ended March 31, 2006, 2005 and 2004 was $519,000, $536,000 and $511,000, respectively.

Indemnification
      In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations, and accordingly, the Company has not accrued any amounts for such indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

Litigation
      The Company is from time to time subject to various lawsuits. The Company does not believe that it is probable that resolution of pending litigation will have a material adverse effect on the Company’s consolidated financial statements, however the outcome of litigation is inherently uncertain.

FCPA Investigation
      In August 2004, the Company identified certain payments made to physicians located in France, Germany, Spain and Turkey that may likely have violated the Foreign Corrupt Practices Act (“FCPA”) and the laws of certain foreign countries. In September 2004, the Company voluntarily disclosed to the United States Department of Justice (“DOJ”) factual information obtained in the Company’s internal investigation of potential violations of the FCPA. In February, 2005, the DOJ and the Company entered into an agreement pursuant to which the DOJ agreed not to prosecute the Company for conduct disclosed to the DOJ, provided that the Company accepted responsibility for the actions of its employees and officers, paid a monetary penalty of $450,000, continues to cooperate with the DOJ in its investigation, including the waiver of legal privileges, establishes policies and procedures to assure compliance with the FCPA and other relevant bribery laws, retains and pays for an independent monitor, which shall report to the DOJ for a period of three years to assure compliance with the agreement with the DOJ and the Company’s implementation and adherence to FCPA compliance policies and procedures, and cooperates fully with the DOJ, the independent monitor and the Securities and Exchange Commission (“SEC”). The Company must remain in compliance with these conditions for a period of two years following February 28, 2005 or face the filing of a criminal complaint by the DOJ. The monetary penalty was accrued in fiscal 2005 and was paid in April 2005. The ongoing cost of compliance with the DOJ agreement will be recorded as an expense as incurred.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The payments made to physicians in France, Germany, Spain and Turkey also may likely have violated the applicable laws in those foreign jurisdictions and may possibly have violated laws in Switzerland. The Company is not able to determine at this time what penalties or other actions, if any, authorities in France, Germany, Spain, Turkey or Switzerland may impose as a result of such violations. Such amounts could be material to the financial position, results of operations or cash flows of the Company.

Patent Litigation
      In September 2004, Boston Scientific Corporation (“Boston Scientific”), filed a patent infringement suit in the United States District Court for the Northern District of California, alleging that the Company’s detachable coil devices infringed two patents held by Boston Scientific. In November 2004, the Company answered Boston Scientific’s complaint and counterclaimed, alleging that Boston Scientific’s occlusive products, and their use, infringed three of the Company’s patents. Each party is seeking an injunction preventing manufacture, offer for sale, use and importation of the other’s detachable coil devices in the United States, damages for past infringement, which may be trebled, and its legal fees and costs. In addition, each party seeks a declaration that the patents of the other are invalid and not infringed and has alleged that certain patents of the other are unenforceable due to inequitable conduct.
      Boston Scientific is also a party in two other lawsuits against Cordis Corporation and Micro Therapeutics, Inc. in which the Boston Scientific patents which are the basis of Boston Scientific’s suit against Micrus are also at issue. In October 2004, Cordis requested ex parte reexamination of certain claims in those patents. In February 2005, the court granted a stay of the Boston Scientific lawsuit against Micrus until the earlier of twelve months or the outcome of the reexamination by the USPTO in the Cordis case. In March 2006 the Court lifted the stay with respect to any claims that were confirmed in the reexamination proceedings and has permitted discovery in the case to commence with respect to those confirmed claims. The parties have exchanged preliminary infringement contentions, and Boston Scientific has stated that it would supplement its preliminary infringement contentions to include claims with respect to the Boston Scientific patent still under reexamination upon completion the reexamination.
      The Company is unable at this time to determine the outcome of any such litigation. If the litigation is protracted or results in an unfavorable outcome to the Company, the impact to the financial position, results of operations or cash flows of the Company could be material.
Note 7 — Redeemable Convertible Preferred Stock
      The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 1,000,000 shares of $0.01 par value preferred stock. As of March 31, 2006, there are no shares of preferred stock issued or outstanding.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of March 31, 2005, the redeemable convertible preferred stock consists of the following (in thousands, except per share data):

			Shares	Accounting	Common Stock	Per Share
	Issuance	Shares	Issued and	Proceeds,	Reserved for	Redemption	Liquidation	Redemption
	Date	Authorized	Outstanding	Net	Conversion	Value	Value	Date

Series A	November-96	223	223	$1,101	223	$5.06	$1,127	November-02
Series B	December-97	642	642	7,182	845	$11.25	$7,225	December-03
Series C	June-99	958	958	6,405	958	$6.75	$6,471	June 05
Series D	August-00	2,914	2,504	16,310	2,504	$7.52	$18,818	August-06
Series D-1	August-00	334	334	2,184	334	$7.52	$2,505	August-06
Series D-2	May-02	344	344	3,434	361	$10.19	$3,502	May-08
Series D-3	June-03	1,333	1,333	9,644	1,333	$7.52	$15,030	June-09
Series E	February-05	1,667	1,343	8,661	1,343	$9.00	$18,134	June-09

Total		8,415	7,681	$54,921	$7,901		$72,812

Conversion
      Upon closing of the Company’s IPO, all outstanding shares of redeemable convertible preferred stock automatically converted into 7,919,626 shares of common stock.

Redemption
      The Company’s preferred stock that was outstanding prior to the IPO was redeemable at the request of the holder on or after the sixth anniversary of the original issuance dates based upon certain circumstances. Prior to the closing of the IPO, the Company was accreting the carrying value of the preferred stock from the issuance date to the mandatory redemption amount on the sixth anniversary using the effective interest method through periodic charges to additional paid-in capital and accumulated deficit.

Preferred Stock Warrants
      In conjunction with its Series D and D-1 preferred stock financing in August 2000, the Company issued warrants to Series D and Series D-1 stockholders to purchase shares of Series D redeemable convertible preferred stock (the “Series D preferred stock warrants”). The total proceeds of the issuance of the preferred stock in the financing was allocated between the relative fair value of the preferred stock and the warrants, resulting in a discount to the preferred stock which, prior to the closing of the IPO, was being accreted to its face amount through periodic charges against additional paid-in capital and accumulated deficit through the redemption date.
      Between April 1, 2005 and the closing of the Company’s IPO, the holders of warrants to purchase 397,068 shares of Series D preferred stock exercised their warrants. Of these warrants, the holders of warrants to purchase 365,196 shares elected to net exercise their warrants which resulted in the issuance of 115,700 shares and no proceeds to the Company from the exercise of these warrants. Holders of warrants to purchase 31,872 shares of Series D preferred stock exercised their warrants providing proceeds to the Company of approximately $240,000.
      The warrants to purchase 7,753 shares of Series D preferred stock that were not exercised prior to the closing of the IPO expired.

Note 8 — Common Stock
      The Company’s Certificate of Incorporation, as amended, authorizes the Company to issue 50,000,000 shares of $0.01 par value common stock. Each holder of common stock has the right to one vote

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and is also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No dividends have been declared or paid as of March 31, 2006.

2000 Common Warrants
      In December 2000, the Company entered into a warrant agreement with the Series D redeemable convertible preferred stock financing placement agent. The Company issued warrants to purchase 167,618 shares of common stock at an exercise price of $8.64 per share. These warrants expired in December 2005.

2003 Common Warrants
      In conjunction with the Series D-3 preferred stock financing in June 2003, the Company issued warrants to the Series D-3 stockholders to purchase 666,644 shares of common stock at an exercise price of $7.52 per share (the “2003 common stock warrants”). The 2003 common stock warrants were to expire upon the earlier of June 2008 or the closing of an IPO.
      Between April 1, 2005 and the closing of the Company’s IPO, the holders of warrants to purchase 664,648 shares of the Company’s common stock exercised their warrants. Of these warrants, the holders of warrants to purchase 562,520 shares elected to net exercise their warrants which resulted in the issuance of 178,216 shares of common stock and no proceeds to the Company from the exercise of these warrants. Holders of warrants to purchase 102,128 shares of common stock exercised their 2003 common stock warrants for cash providing proceeds to the Company of approximately $768,000.
      Of the 2003 common stock warrants, there were warrants to purchase 1,996 shares of common stock that were not exercised prior to closing of the IPO and expired.

2005 Common Warrants
      In conjunction with the Series E preferred stock financing in February and March of 2005, the Company issued warrants to purchase common stock of the Company (the “2005 common stock warrants”). The 2005 common stock warrants were not initially exercisable, but were to become exercisable for an aggregate of 671,614 shares of common stock at $9.00 per share if the Company had not closed the IPO prior to December 31, 2005, or for an adjusted number of shares (calculated based on the IPO price) with an exercise price of $0.000225 if the IPO closed prior to December 31, 2005 at a price less than $13.50 per share. Based on the IPO price of $11.00 per share, the 2005 common stock warrants became exercisable for an aggregate of 305,272 shares of common stock at an exercise price of $0.000225 per share.
      Between April 1, 2005 and March 31, 2006, warrants to purchase 289,794 of common stock were exercised. All of these warrants were exercised at an aggregate exercise price of $0.000225 per share. Warrants covering an aggregate of 265,537 shares of common stock were exercised without cash. In most cases the aggregate purchase price was offset by the value of fractional shares payable upon exercise of such warrants; however an aggregate of 2 shares were withheld in payment of the aggregate exercise price of one warrant resulting in a net issue of 265,535 warrants covering additional 24,259 shares of common stock were exercised for cash. There were warrants to purchase 15,476 shares of common stock at an exercise price of $0.000225 per share outstanding at March 31, 2006, which will expire on January 1, 2011.
      Prior to the completion of the IPO, the 2005 common stock warrants were accounted for as a liability and marked to market at each period-end date. The original aggregate fair value of these warrants of $3,201,000 was recorded as a liability. Upon completion of the IPO, the fair value of these warrants was approximately $3,359,000 and the Company recognized a non-operating charge of $158,000 in the quarter ended June 30, 2005. Following the completion of the IPO, these warrants are accounted for as a component

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
of stockholders’ equity. Subsequent changes in the fair value of these warrants will not be reflected in income.
      The difference between the proceeds allocated to the Series E preferred stock and the estimated fair value of the common stock issuable upon conversion resulted in a beneficial conversion feature on the Series E preferred stock which was recorded as a reduction to the Series E preferred stock and an increase to additional paid-in-capital. The total beneficial conversion feature was $383,000 which, prior to the IPO, was being amortized as a reduction of net loss available to common stockholders over the period of redemption of the Series E preferred stock. Upon completion of the IPO, the Company recorded a charge of $383,000 for the beneficial conversion feature in the quarter ended June 30, 2005.

Note 9 — Stock Option Plans and Other Employee Benefits

1996 Stock Option Plan
      As of June 16, 2005 (the effective date of the IPO), 14,633 shares were available for grant under the 1996 Stock Option Plan (the “1996 Plan”). Upon the effectiveness of the Company’s IPO, all shares available for grant under the 1996 Plan became available for grant under the 2005 Plan. There were no options outstanding under the 1996 Plan as of the Company’s IPO.

1998 Stock Plan
      As of June 16, 2005 (the effective date of the IPO), 158,167 shares were available for grant under the 1998 Stock Option Plan (the “1998 Plan”). Upon the effectiveness of the Company’s IPO, all shares available for grant under the 1998 Plan became available for grant under the 2005 Plan. All options previously granted under the 1998 Plan will continue to be administered under the 1998 Plan.

2005 Equity Incentive Plan
      In March 2005, the Company’s board of directors approved the 2005 Equity Incentive Plan (the “2005 Plan”) contingent upon stockholder approval of the 2005 Plan and the effectiveness of the Company’s IPO. Since the effectiveness of the IPO, the Company will no longer issue any options under the 1996 Plan and the 1998 Plan and the issuance of options will be made solely under the 2005 Plan.
      The 2005 Plan provides for the issuance of both incentive stock options and nonqualified stock options. The Company initially reserved a total of 2,222,220 shares of its common stock for issuance under the 2005 Plan. Thereafter, on the effectiveness of the IPO, all of the shares available for grant under the 1996 Plan and the 1998 Plan became available for grant under the 2005 Plan. Effective upon the IPO, all share that are issuable upon exercise of options granted under the 1998 Plan that expire or become unexercisable for any reason become available for issuance under the 2005 Plan.
      In addition, the 2005 Plan provides for an automatic annual increase of the number of shares reserved for issuance thereunder by amount equal to the lesser of (i) 5% of our total number of outstanding shares; (ii) 666,666 shares, or (iii) a number of shares determined by our board of directors.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Option activity under all Plans is as follows (in thousands, except per share data):

		Options Outstanding

			Weighted
	Options		Average
	Available	Number of	Exercise
	for Grant	Options	Price

Balance at March 31, 2003	86	1,340	$0.81
Options authorized	444	—	—
Options granted	(393)	393	$0.90
Options exercised	—	(14)	$0.81
Options forfeited	99	(99)	$0.86

Balance at March 31, 2004	236	1,620	$0.83
Options authorized	978	—	—
Options granted	(1,265)	1,265	$7.58
Options exercised	—	(203)	$0.88
Options forfeited	186	(186)	$1.97
Options canceled	49	(49)	$1.52
Common stock issued under the plan	(4)	—	—

Balance at March 31, 2005	180	2,447	$4.06
Options authorized	2,222	—
Options granted	(1,040)	1,040	$9.51
Options exercised	—	(563)	$0.82
Options forfeited	98	(98)	$9.35
Options canceled	22	(22)

Balance at March 31, 2006	1,482	2,804	$6.54

      The options outstanding and currently exercisable by exercise price at March 31, 2006 are as follows (in thousands, except per share data):

	Options Outstanding			Options Exercisable

		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual Life	Exercise	Number	Exercise
Exercise Price	Outstanding	(Years)	Price	Exercisable	Price

$ 0.68 - $ 1.01	510	5.3	$0.78	478	$0.77
$ 1.13 - $ 1.15	156	6.7	$1.14	106	$1.14
$ 5.63 - $ 7.26	938	8.8	$5.69	399	$5.63
$ 8.56 - $12.48	942	9.7	$9.59	3	$10.13
$13.05 - $13.39	258	8.3	$13.11	173	$13.09

$ 0.68 - $13.39	2,804	8.3	$6.54	1,159	$4.33

      The number of options outstanding and exercisable at March 31, 2005 was 1,250 shares with a weighted average exercise price of $2.10 per share. The number of options outstanding and exercisable at March 31, 2004 was 974 shares with a weighted average exercise price of $0.79 per share.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock-Based Compensation
      In anticipation of the Company’s IPO, the Company determined that for financial reporting purposes the estimated value of its common stock was in excess of the exercise price for certain option grants occurring in the fiscal year ended March 31, 2004. The Company records the deferred compensation expense on a straight-line basis over the vesting period, reduced for any cancellation of unvested options. For the years ended March 31, 2006, 2005 and 2004, the Company recorded employee stock-based compensation expense of $229,000, $265,000 and $87,000, respectively.
      In March 2005, the Company entered into a settlement agreement with its former CEO relating to his termination in November 2004. The settlement agreement provided that in consideration for executing a release of all claims against the Company, the former CEO would be paid $100,000, payable in equal installments of $20,000 over a period of five fiscal quarters. In addition, all options held by the former CEO continued to vest through February 28, 2005 and all vested options at that date were exercisable through August 31, 2005. As a result of the continued vesting and the change in the exercise date of the options, in the quarter ended March 31, 2005 the Company recorded a general and administrative expense of $2,985,000 related to the intrinsic value of the approximately 325,322 affected options held by the former CEO.

Non-Employee Options
      The Company believes that the fair value of the stock options issued to non-employees is more reliably measurable than the fair value of the services received. The fair value of the stock options granted is calculated at each reporting date using the Black-Scholes option-pricing model as prescribed by SFAS No. 123 using the following assumptions:

	Year Ended March 31,

	2006	2005	2004

Risk-free interest rate	4.4%	4.6%	3.5%
Expected life (in years)	6 years	7 years	8 years
Dividend yield	0.0%	0.0%	0.0%
Volatility	45%	51%	56%
      The stock-based compensation expense will fluctuate as the fair market value of the common stock fluctuates. For the years ended March 31, 2006, 2005 and 2004, the Company recorded non-employee stock-based compensation expense of $160,000, $189,000 and $467,000 respectively.
      The non-cash employee and non -employee stock-based compensation has been recorded as follows:

	Year Ended
	March 31,

	2006	2005	2004

Cost of goods sold	$26	$26	$11
Research and development	22	69	207
Sales and marketing	169	134	162
General and administrative	172	3,210	174

Total	$389	$3,439	$554

2005 Employee Stock Purchase Plan
      In March 2005, the Company’s board of directors approved the 2005 Employee Stock Purchase Plan (the “Purchase Plan”), contingent on stockholder approval and the effectiveness of the IPO. The stockholders

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
approved the Purchase Plan in May 2005 and the board of directors amended the plan in June 2005. The Purchase Plan became effective when the public offering for the Company’s common stock commenced on June 17, 2005. The Purchase Plan provides employees with an opportunity to purchase the Company’s common stock through accumulated payroll deductions.
      The Company has reserved total of 222,222 shares of common stock for issuance under the Purchase Plan. In addition, the Purchase Plan provides for annual increases in the total number of shares available for issuance under this plan on April 1 of each year during the term of the Purchase Plan beginning on April 1, 2006, by a number of shares that is equal to the least of: (1) 2% of the outstanding shares of the Company’s common stock on the immediately preceding March 31; (2) 222,222 shares; or (3) a lesser number determined by the Company’s board of directors.
      The Purchase Plan permits participants to purchase the Company’s common stock through payroll deductions of up to 15% of the participant’s compensation, up to a maximum of $25,000 per year, and up to a maximum of 1,111 shares per purchase period. Amounts deducted and accumulated for the participant’s account are used to purchase shares of the Company’s common stock on the last trading day of each purchase period at a price of at least 85% of the lesser of the fair market values of the common stock at the beginning of the offering period or at the end of the purchase period.
      The Purchase Plan provides for offering periods of 12 months and purchase periods of 6 months or such shorter period as may be established by the Company’s board of directors. The offering periods start on April 1 and October 1 of each year; provided, however, that the initial offering period shall commence on the effective date of the IPO and end on September 30, 2005. During the quarter ended September 30, 2005, there were 15,016 shares issued at a purchase price of $8.41 per share and during the quarter ended March 31, 2006 there were 25,138 shares issued at a purchase price of $8.245 per share under the Purchase Plan.

401(k) Savings Plan
      The Company has a 401(K) income deferral plan (the “Plan”) for employees who have completed one hour of service and are 18 years and older. According to the terms of the Plan, the Company may make discretionary matching contributions to the Plan each year, allocable to all plan participants. The Company made no discretionary contributions during the years ended March 31, 2006, 2005 and 2004.

Note 10 — Segments
      The Company’s significant operations outside the United States include two sales subsidiaries in Europe (located in Switzerland and the United Kingdom). Revenues from unaffiliated customers by geographic area, based on the customer’s shipment locations were as follows (in thousands):

	Year Ended March 31,

	2006	2005	2004

United States	$16,541	$12,517	$7,908
Europe	12,537	10,225	6,820
Asia Pacific	2,868	520	119
Other	835	750	853

Total revenues	$32,781	$24,012	$15,700

      Revenues generated from our distributor in the United Kingdom represented 14% and 15% of total revenues for the years ended March 31, 2005 and 2004, respectively.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company’s long lived assets consist primarily of property and equipment which are summarized below by geographic area (in thousands):

	March 31,

	2006	2005

United States	$2,246	$802
Europe	242	120

Total property and equipment, net	$2,488	$922

      The Company identifies its operating segments based on how management views and evaluates the Company’s operations, which is primarily based on geographic location. For all periods presented, the Company operated in two business segments, the Americas and Europe. The products and services sold by each segment is substantially the same and the Company evaluates performance and allocates resources primarily based on revenues and gross profit. Revenues and gross profit for these segments were as follows (in thousands):

	Year Ended March 31,

	2006	2005	2004

Revenues:
Americas	$18,021	$13,787	$8,880
Europe	14,760	10,225	6,820

Total	$32,781	$24,012	$15,700

Gross Profit:
Americas	$14,213	$9,414	$5,353
Europe	8,858	6,595	4,622

Total	$23,071	$16,009	$9,975

      The gross profit amounts by geographic segments for the years ended March 31, 2005 and 2004 have been revised to correct a misallocation between the Americas and Europe as follows (in thousands):

			As previously
	As revised		reported

	2005	2004	2005	2004

Gross Profit:
Americas	$9,414	$5,353	$11,461	$6,707
Europe	6,595	4,622	4,548	3,268

Total	$16,009	$9,975	$16,009	$9,975

      The above revisions had no impact on the consolidated results of operations, cash flows, or the financial position of the Company.

MICRUS ENDOVASCULAR CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Total assets by geographic segments at March 31, 2006, 2005 and 2004 were as follows (in thousands):

	Year Ended March 31,

	2006	2005	2004

Americas	$46,243	$25,331	$14,226
Europe	15,871	4,443	3,652

Total	$62,114	$29,774	$17,878

Note 11 — Line of Credit
      In October 2004, the Company entered into a revolving line of credit agreement with maximum principal draw-downs of $1.5 million. The credit agreement matured on September 30, 2005. There are no amounts outstanding as of March 31, 2006.
Note 12 — Quarterly Financial Information (unaudited)
      The following table represents certain unaudited quarterly information for the eight quarters ended March 31, 2006. In management’s opinion, this information has been prepared on the same basis as the audited financial statements and includes all the adjustments necessary to fairly state the unaudited quarterly results of operations set forth herein.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

2006:
Revenues	$7,112	$6,130	$8,092	$11,447
Gross profit	4,993	4,401	5,676	8,001
Net loss attributable to common stockholders	(1,897)	(2,831)	(1,652)	(2,540)
Net loss attributable to common stockholders basic and diluted	$(0.70)	$(0.20)	$(0.12)	$(0.18)
2005:
Revenues	$5,131	$5,833	$5,659	$7,389
Gross profit	3,455	3,835	3,711	5,008
Net loss attributable to common stockholders	(593)	(903)	(1,915)	(3,881)
Net loss attributable to common stockholders basic and diluted	$(0.45)	$(0.65)	$(1.35)	$(2.66)

3,001,108 Shares
Common Stock

PROSPECTUS
            , 2006

Joint Book-Running Managers

A.G. Edwards	CIBC World Markets
Needham & Company, LLC

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution.
      The following table sets forth the costs and expenses payable by the registrant in connection with the offerings described in this registration statement. All of the amounts shown are estimates except the registration fee.

SEC registration fee	$5,500.00
NASD filing fee	5,400.00
Financial printers fees and expenses	80,000.00
Legal fees and expenses	500,000.00
Accounting fees and expenses	50,000.00
Transfer agent fees and expenses	3,500.00
Miscellaneous fees and expenses	55,600.00

Total	$700,000.00	*

*	Estimated

Item 15.	Indemnification of Directors and Officers.
      Section 102 of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. The registrant’s certificate of incorporation provides that no director of the registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
      Section 145 of the General Corporation Law of the state of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
      The registrant’s certificate of incorporation provides for the indemnification of directors and officers to the fullest extent permissible under Delaware law.

Item 16.	Exhibits.
EXHIBIT INDEX

Exhibit
Number	Description

1.1	Form of Underwriting Agreement
4.1	Specimen Certificate evidencing shares of common stock (incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form S-1 filed on March 4, 2005 (Registration No. 333-123154 (“Form S-1”))
4.2	Amended and Restated Stockholders’ Rights Agreement dated as of February 21, 2005 among the Registrant and the parties listed therein (incorporated by reference to Exhibit 4.3 of Form S-1)
4.3	Form of Common Stock Warrant issued in connection with the Series E Preferred Stock and Warrant Purchase Agreement dated February 21, 2005, among the Registrant and the purchasers of the Registrant’s Series E Preferred Stock (incorporated by reference to Exhibit 4.4 to Registrant’s Quarterly Report on Form 10-Q filed on February 14, 2006)
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.3	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (appear on signature page of this form)

Item 17.	Undertakings.
      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on June 16, 2006.

MICRUS ENDOVASCULAR CORPORATION

By:	/s/ John T. Kilcoyne

John T. Kilcoyne
President and Chief Executive Officer
POWERS OF ATTORNEY
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John T. Kilcoyne and Robert A. Stern, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.
      Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John T. Kilcoyne John T. Kilcoyne	President and Chief Executive Officer (Principal Executive Officer)	June 16, 2006

/s/ Robert A. Stern Robert A. Stern	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	June 16, 2006

/s/ Michael R. Henson Michael R. Henson	Chairman of the Board of Directors and Director	June 16, 2006

/s/ L. Nelson Hopkins L. Nelson Hopkins, M.D.	Director	June 16, 2006

/s/ Fred Holubow Fred Holubow	Director	June 16, 2006

Signature	Title	Date

/s/ Beat R. Merz Beat R. Merz	Director	June 16, 2006

/s/ Francis J. Shammo Francis J. Shammo	Director	June 16, 2006

/s/ Jeffrey H. Thiel Jeffrey H. Thiel	Director	June 16, 2006

/s/ Simon Waddington Simon Waddington	Director	June 16, 2006

INDEX TO EXHIBITS

Exhibit
Number	Description

1.1	Form of Underwriting Agreement
4.1	Specimen Certificate evidencing shares of common stock (incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form S-1 filed on March 4, 2005 (Registration No. 333-123154 (“Form S-1”))
4.2	Amended and Restated Stockholders’ Rights Agreement dated as of February 21, 2005 among the Registrant and the parties listed therein (incorporated by reference to Exhibit 4.3 of Form S-1)
4.3	Form of Common Stock Warrant issued in connection with the Series E Preferred Stock and Warrant Purchase Agreement dated February 21, 2005, among the Registrant and the purchasers of the Registrant’s Series E Preferred Stock (incorporated by reference to Exhibit 4.4 to Registrant’s Quarterly Report on Form 10-Q filed on February 14, 2006)
5.1	Opinion of Orrick, Herrington & Sutcliffe LLP
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.3	Consent of Orrick, Herrington & Sutcliffe LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (appear on signature page of this form)